As filed with the Securities and Exchange Commission on July 3, 2003

Registration No. 333-84928

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________________________

POST-EFFECTIVE AMENDMENT NO. 3 TO
FORM S-1

REGISTRATION STATEMENT

UNDER THE

SECURITIES ACT OF 1933

___________________________

MMI PRODUCTS, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	3490 (Primary Standard Industrial Classification Code Number)	74-1622891 (I.R.S. Employer Identification No.)

515 West Greens Road, Suite 710

Houston, Texas 77067

(281) 876-0080

(Address, Including Zip Code, and Telephone Number, including Area Code, of Registrant's Principal Executive Offices)

John M. Piecuch

President and Chief Executive Officer

MMI Products, Inc.

515 West Greens Road, Suite 710

Houston, Texas 77067

(281) 876-0080

(Name and Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

With a copy to:

Michael A. Saslaw, Esq.

Weil, Gotshal & Manges LLP

200 Crescent Court, Suite 300

Dallas, Texas 75201

Telephone: (214) 746-7700

Facsimile: (214) 746-7777

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this form is a post-effective amendment filed pursuant to the Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Post-Effective Amendment No. 2 to the Registration Statement contains an updated Prospectus relating to the resale of certain 111/4% Series B Senior Subordinated Notes due 2007.

Subject to completion dated ________, 2003

MMI PRODUCTS, INC.

$15,600,000

111/4% Series B Senior Subordinated Notes due 2007

This prospectus relates to the offering for resale from time to time by certain selling noteholders named herein of an aggregate principal amount of $15,600,000 of our 111/4% Series B Senior Subordinated Notes due 2007. The 111/4% notes being offered by the selling noteholders were initially issued on March 6, 2002 in exchange for an equal aggregate principal amount of our 13% Senior Subordinated Notes due 2007, together with a cash payment to the exchanging noteholders, in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended. The 111/4% notes being offered by the selling noteholders are sometimes referred to in this prospectus as the "resale notes."

We currently have outstanding an aggregate principal amount of $188.7 million of 111/4% notes, of which the resale notes are a part. However, the resale notes are currently restricted securities and will remain so until transferred pursuant to this prospectus or pursuant to an available exemption from registration in which the restrictions on transfer lapse. All of the 111/4% notes are unsecured obligations and are subordinated to our senior indebtedness and effectively subordinated to all of the liabilities of our subsidiaries. As of July 1, 2003, the 111/4% notes were subordinated to approximately $69.9 million of senior indebtedness ($67.5 million under our revolving credit facility and $2.4 million of capital leases) and $26.4 million of additional capacity under our credit facility. The 111/4% notes rank pari passu with an aggregate principal amount of $11.3 million of our 13% Senior Subordinated Notes due 2007.

The selling noteholders will receive all of the proceeds from the sale of the resale notes, although we will bear the expenses related to offering the resale notes. The selling noteholders, directly through agents, dealers or underwriters to be designated from time to time, may sell the resale notes from time to time in the over-the-counter market, on a securities exchange on which the 111/4% notes are then listed, in negotiated transactions or otherwise, at prices and on terms to be determined at the time of sale.

_________________

You should carefully review the Risk Factors beginning on page 4 of this Prospectus.

_________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

_________________

The date of this prospectus is ________, 2003

Summary 1

Rick Factors 4

Forward-Looking Statements 9

Where You Can Find More Information 10

Use of Proceeds 11

Capitalization 11

Selected Financial Data 12

Management's Discussion and Analysis of Financial Condition and Results of Operations 14

Business 25

Management 37

Security Ownership of Certain Beneficial Owners and Management 40

Related Party Relationships and Transactions 43

Selling Noteholders 44

Description of the 111/4% Notes 45

Description of Indebtedness 74

Summary of Registration Rights of Selling Noteholders 75

Material U.S. Federal Income Tax Considerations 76

Plan of Distribution 81

Legal Matters 82

Experts 82

_____________________________

You should rely only on the information provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the document.

All references in this prospectus to "we," "us," "our," "MMI," or "the Company" mean MMI Products, Inc. and its subsidiaries, unless indicated otherwise. References to "$" and "dollars" are to United States dollars.

SUMMARY

This brief summary highlights material information from this prospectus. It does not contain all of the information that is important to you. We urge you to carefully read the entire prospectus and the other documents to which it refers to fully understand the terms of the resale notes.

The Company

We are a leading manufacturer and distributor of products used in the North American infrastructure, nonresidential and residential construction industries. Our products are segregated into two reporting segments: Fence and Concrete Construction Products. We have established leading market positions in each of our segments. We offer high quality products and have extensive distribution capabilities. Additionally, we realize cost savings by combining the requirements for steel rod, our main raw material, for each of our segments. As a result, we are one of the largest buyers of steel rod in the United States and believe we are able to consistently purchase steel rod at a discount to industry standards. For the fiscal quarter ended March 29, 2003, we generated net sales of $97.5 million, loss before interest and income taxes of $0.2, and a net loss of $3.8 million, For the fiscal year ended December 28, 2002, we generated net sales of $504.6 million, income before interest and income taxes of $22.0, and a net loss of $2.3 million.

We have an extensive and well-positioned distribution network, consisting of 75 company-operated manufacturing and distribution centers, located in 30 states. Our distribution network serves over 9,000 customers, including construction contractors, fence wholesalers, industrial manufacturers, highway construction contractors and fabricators of concrete reinforcing bar. We also manufacture products at 19 principal manufacturing facilities strategically located throughout the United States.

Our corporate headquarters is located at 515 West Greens Road, Suite 710, Houston, Texas 77067. Our telephone number is (281) 876-0080.

Recent Developments

Amendment of our Revolving Credit Facility

On May 8, 2003, MMI entered into the second amendment to its revolving credit facility. One of the two senior lenders increased its participation and a new lender agreed to a $30 million participation. The total line of credit increased from $75 million with two participating lenders to $115 million with three participating lenders. The scheduled maturity of our credit facility remains through December 12, 2006. The process of amending the credit facility included a waiver of the existing fixed charge coverage ratio covenant for the first quarter of 2003 and a modification of the required ratio for the second quarter.

Summary of Key Terms of the Resale Notes

The Issuer MMI Products, Inc.

Total Principal

Amount Offered $ 15,600,000.

Maturity Date April 15, 2007.

Interest We will pay cash interest at a rate of 111/4% on each April 15 and October 15, beginning on April 15, 2002.

Optional Redemption We may redeem all or any portion of the 111/4% notes at any time on or after April 15, 2002 at the redemption price described on page 46 of this prospectus, plus accrued and unpaid interest and liquidated damages, if any, to the redemption date. As of the date of this Prospectus, we have not made a redemption of the 11 1/4 notes.

Change of Control If a change of control (as defined on page 63) occurs, we will be required to offer to purchase the 111/4% notes from you at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest and liquidated damages, if any, to the date of repurchase. A change of control will also trigger repayment obligations under our credit agreement and the indenture applicable to our 13% notes. We may not have enough money to repurchase the resale notes following a change of control.

Ranking The 111/4% notes will not be secured by any of our assets and will be subordinated to all of our senior indebtedness. As of July 1, 2003, the 111/4% notes were subordinated to $69.9 million of senior indebtedness ($67.5 million under our revolving credit facility and $2.4 million of capital leases) and $26.4 million of additional capacity under our credit facility. The 111/4% notes, of which the resale notes are a part, rank pari passu with the 13% notes and represent $188.7 million and $11.3 million, respectively, of senior subordinated indebtedness.

Restrictive Covenants The indenture governing the 111/4% notes contains covenants for your benefit that restrict our ability, and the ability of our restricted subsidiaries to, among other things:
    borrow additional money;
    pay dividends on or redeem our capital stock or make other restricted payments or investments;
    create liens;
    sell assets;
    enter into transactions with affiliates;
    merge or consolidate with any other person; or
    effect a consolidation or merger.

For more details, see "Description of the 111/4% notes - Certain Covenants."

Transfer The resale notes are currently restricted securities and will remain so until transferred pursuant to this prospectus or pursuant to an available exemption from registration in which the restrictions on transfer lapse.

Form of the Resale Notes The resale notes have been issued in certificated form and will not be eligible for book-entry transfer with the Depository Trust Company until transferred pursuant to this prospectus or pursuant to an available exemption from registration in which the restrictions on transfer lapse.

Use of Proceeds We will not receive any cash proceeds from this offering.

Summary of Selected Historical Consolidated Financial Data

In the table below, we provide you with selected summary historical financial data. We have prepared this information from our audited consolidated financial statements for fiscal years 2000, 2001 and 2002, and from our unaudited consolidated financial statements for the fiscal quarters ended March 29, 2003 and March 30, 2002.

When you read this selected summary historical financial data, it is important that you read with it the historical financial statements and related notes in our annual and quarterly reports filed with the SEC.

	Fiscal Year			Fiscal Quarter Ended (Unaudited)
	2000	2001	2002	March 30, 2002	March 29, 2003
	(In thousands)
Income Statement Data:
Net sales	$ 530,429	$ 501,889	$ 504,609	$ 115,910	$ 97,491
Cost of sales	429,636	412,666	425,975	97,171	83,598
Gross profit	100,793	89,223	78,634	18,739	13,893
Selling, general and administrative expenses	45,310	46,265	48,735	12,179	13,406
Fixed asset impairments	--	--	3,763	--	--
Restructuring expenses	--	--	3,184	--	--
Other expenses, net	252	306	957	(65)	726
Income before interest and income taxes	55,231	42,652	21,995	6,625	(239)
Interest expense	23,203	25,189	25,606	6,340	6,867
Income (loss) before income taxes	32,028	17,463	(3,611)	285	(7,106)
Provision (benefit) for income taxes	12,856	7,522	(1,311)	109	(3,340)
Net income (loss)	$ 19,172	$ 9,941	$ (2,300)	$ 176	$ (3,766)
Cash Flow Data:
Net cash provided by operating activities	$ 28,539	$ 29,606	$ 10,057	$ 2,635	$ (216)
Net cash used in investing activities	49,269	6,327	11,191	1,029	26,544
Net cash provided by (used in) financing activities	21,315	(23,527)	1,565	(1,869)	26,932
Other Financial Data:
Depreciation and amortization (1)	$ 13,176	$ 13,841	$ 11,600	$ 2,854	$ 3,009
Capital expenditures	6,933	4,605	5,510	1,031	2,077
Financial Ratios:
Ratio of earnings to fixed charges(2)	2.3x	1.6x	0.9x	1.0x	0.0x

At March 29, 2003
(In thousands)
Balance Sheet Data:
Working capital	$ 93,403
Total assets	312,902
Total long-term obligations, including current maturities	256,863
Stockholder's deficit	(22,444)

  In June 2001, the FASB issued SFAS No. 142 "Goodwill and Other Intangible Assets." With the adoption of SFAS No. 142 on January 1, 2002, goodwill and other intangible assets that have indefinite useful lives will no longer be subject to amortization, but rather be tested at least annually for impairment. As of January 1, 2002, there was no material impact caused by the initial impairment assessment requirements of SFAS No. 142. If SFAS No. 142 was in effect for years 2001 and 2000, depreciation and amortization expense would have been $11,557 and $11,293, respectively.
  For purposes of calculating the ratio of earning to fixed charges, earnings represent income before income taxes plus fixed charges. Fixed charges consist of interest expense on all indebtedness plus the interest portion of rental expense on noncancelable leases (estimated to be representative of an interest factor), and amortization of deferred financing costs.

RISK FACTORS

Before you elect to participate in any offering of the resale notes, we urge you to consider carefully the following summary of material risks applicable to the resale notes and our company, in addition to the other information contained in this prospectus.

Our indebtedness could adversely affect our financial position and prevent us from fulfilling our obligations to you.

Our large amount of indebtedness could have negative consequences, including:

    limiting our ability to obtain additional financing in the future which may be necessary to fund working capital, capital expenditures, acquisitions and debt service;
    a reduction of funds available to us for operations or for capital expenditures because these funds must be used to pay our indebtedness; and
    the possibility that we may experience an event of default under our debt instruments that, if not cured or waived, could make it difficult to fund operations, increase our interest expense, or result in a forced sale of valued collateral assets.

Any of these consequences could reduce our cash flow required to satisfy our financial obligations to you. We have, and will continue to have, a large amount of indebtedness when compared to the equity of our stockholders. The terms of various indentures and credit agreements that govern our indebtedness limit the incurrence of additional indebtedness. As of March 29, 2003, we had outstanding long-term indebtedness, including current maturities, of approximately $256.9 million, and stockholder's deficit of $22.4 million.

Because of the amount of our senior indebtedness, we may be unable to pay amounts due to you in the event of our liquidation or insolvency.

As a result of the subordination provisions contained in our indentures, in the event of our liquidation or insolvency, our assets will be available to pay obligations on the 111/4% notes and the other senior subordinated indebtedness only after all senior indebtedness has been paid in full, and therefore there may not be sufficient assets remaining to pay amounts due on any or all of the 111/4% notes then outstanding. There are currently an aggregate principal amount of $188.7 million of 111/4% notes outstanding, including the $6.625 million of 111/4% notes which are being offered by the selling noteholders. The 111/4% notes are our general unsecured obligations, subordinated in right of payment to all of our existing and future senior indebtedness, including borrowings under our credit facility. As of July 1, 2003, the 111/4% notes were subordinated to approximately $69.9 million of senior debt ($67.5 million under our revolving credit facility and $2.4 million of capital leases) and $26.4 million of additional capacity under our credit facility. Obligations under the revolving credit facility generally increase during the first half of the year to satisfy seasonal working capital requirements. The 111/4% notes rank pari passu with the 13% notes and represent $188.7 million and $11.3 million, respectively, of senior subordinated indebtedness. At July 1, 2003, the debt incurrence test under our revolving credit facility, which is more restrictive than the indenture governing the notes, would have allowed $15.6 million of borrowings in addition to the $26.4 million of additional capacity available under the revolving credit facility. Therefore, the maximum amount of indebtedness we could incur under the most restrictive reading of the covenants of our revolving credit facility and our indentures is $315.5 million of which $273.5 was outstanding at July 1, 2003. Substantially all of our assets are pledged as collateral to secure our credit facility.

Our credit facility contains numerous restrictions that, if not complied with, may impact our ability to service the 111/4% notes.

Our failure to comply with any of the restrictions in our credit facility could lead to an event of default under our credit facility and our other debt agreements, which would result in an acceleration by our lenders of amounts due that would greatly impair our ability to satisfy our obligations under the 111/4% notes.

Our credit facility requires us to maintain a ratio of adjusted earnings from operations (as defined therein) as adjusted for other non-operational items to payments of principal on indebtedness other than the credit facility and interest of 0.75 to 1.0 for the trailing 12-month period ending June 28, 2003 and 1.1 to 1.0 for the each trailing 12-month period ending on the end of each remaining fiscal quarter and limits annual capital expenditures to $20 million. Additionally, it restricts, among other things, our ability to:

    incur additional indebtedness;
    make acquisitions or asset dispositions;
    create or incur liens on any of our assets;
    pay or declare dividends;
    merge or consolidate; and
    repurchase or redeem any of our senior subordinated notes before maturity.

We may have insufficient resources, or may not be able to obtain the consent of our senior lenders, to repurchase the 111/4% notes upon a change of control.

We might not have sufficient resources to repurchase the 111/4% notes or to pay our obligations if the indebtedness under our credit facility or other future senior indebtedness was accelerated upon a change of control of our company and we might not be able to obtain the consent of the lenders under our credit facility to enable us to repurchase the 111/4% notes which would constitute an event of default under the 111/4 note indenture. Upon the occurrence of a change of control of our company, we will be required to offer to repurchase all or any part of the 111/4% notes outstanding under the indenture. Under the terms of our credit facility, we are prohibited from repurchasing any of the 111/4% notes before their maturity. Events involving a change of control might also result in an event of default under our credit facility and our other indebtedness that we may incur in the future. An event of default under our credit facility or other future indebtedness could result in an acceleration of this indebtedness, in which case the subordination provisions of the 111/4% notes would require payment in full, or provision therefore, of all senior indebtedness before we could repurchase or make other payments in respect of the 111/4% notes. In addition, our 13% notes and 111/4% notes together represent $200.0 million of senior subordinated indebtedness and have a pari passu claim as to the funds available for such change of control payment. The change of control provisions could have anti-takeover effects and could delay, defer or prevent a merger, tender offer or other takeover attempt.

The 111/4% notes may not be liquid because there is not a public market for the 111/4% notes.

In the event you wish to liquidate your 111/4% notes, you may have difficulty doing so or may have to do so at a substantial discount. Our 111/4% notes are not listed or quoted on any securities exchange or stock market and we do not intend to apply for listing of any of the 111/4% notes on any securities exchange. While Bear Stearns currently makes a market in our 111/4% notes, Bear Stearns is under no obligation to continue to do so. To the extent Bear Stearns makes a market, the majority of the trading activity in that market may only be available to institutional investors who have large holdings of 111/4% notes. Purchasers who have smaller holdings may not be able to access that market. Consequently, you may incur significant expense and difficulty when making subsequent transfers of the 111/4% notes.

The liquidity of the trading market in the 111/4% notes, and the market price quoted for the 111/4% notes, may be adversely affected by a variety of factors including, among other things:

    the number of holders of the 111/4% notes;
    the market for similar securities;
    the interest of securities dealers in making a market in the 111/4% notes;
    changes in the overall market for high-yield securities;
    changes in our financial performance or prospects;
    changes in the prospects for companies in our industry generally; and
    the difficulty and additional costs associated with transferring securities issued in certificated form.

The resale notes may have been issued with original issue discount and not be fungible with our existing 111/4% notes for U.S. federal income tax purposes.

If, in connection with the exchange of 13% notes for resale notes, either the resale notes issued in the exchange or the 13% notes exchanged therefore were deemed publicly traded (as determined under the applicable treasury regulations) during the 60-day period ending 30 days after the issue date of the resale notes issued in that exchange, the resale notes may have been issued with original issue discount. We have taken the position that neither the resale notes nor the 13% notes were publicly traded, however, the IRS may not agree with our position. Any original issue discount, subject to a statutory de minimis rule, would be required to be included in the income of the U.S. Holders of the resale notes on a constant yield basis over the term of the notes and in advance of cash payment attributable to such income. Moreover, if the resale notes are treated as issued with original issue discount, those notes would not be fungible with our other 111/4% notes for U.S. federal income tax purposes and should not be permitted to trade with such notes. Due to the lack of any authority directly on point regarding the federal income tax consequence of the exchange of 13% notes for 111/4% notes, we did not receive an opinion of tax counsel regarding such tax consequences. For a further discussion, See "Material United States Federal Income Tax Considerations."

The write-off of a significant portion of goodwill would negatively affect our results of operations which could impact our ability to service the 111/4% notes.

Any impairment requiring the write-off of a significant portion of goodwill would negatively affect our results of operations and total capitalization, which effect could be material. Our total assets include a substantial amount of goodwill. At March 29, 2003, the carrying value of intangible assets, substantially all of which consists of goodwill, was $62.8 million, representing 20.1% of our total assets. At March 29, 2003, total stockholder's deficit was $22.4 million. We may not be able to realize the value of goodwill if the fair values of the related reporting units decrease below their carrying value. If an impairment is deemed to have occurred, some or all of the recorded goodwill will be required to be written-off.

Our sales are subject to weather patterns and seasonal cycles which could adversely affect the demand for our products and decrease our revenues.

Adverse weather, such as unusually prolonged periods of cold or rain, blizzards, hurricanes and other severe weather patterns could limit construction activity and, consequently, negatively adversely affect our business, financial condition and our results of operations. Because our sales tend to decline during the colder, winter months, these effects can be magnified during such periods. In addition, because of these seasonal declines our expansion into colder climates could result in our increased reliance on debt financing sources to fund operations during slow periods, potentially decreasing liquidity and our ability to effectively deal with customers and suppliers. Our fence products have historically reflected significant seasonality, with a substantial portion of sales of fence products occurring in the period from April through October. We believe that this seasonality is significantly more pronounced in the residential fence market than in the nonresidential fence market. We estimate that the percentage of our fence product sales in fiscal 2002 allocable to the nonresidential and residential construction industries was 60% and 40%, respectively. Although we believe that our concrete construction products, which primarily focus on the nonresidential and infrastructure construction industries, are less seasonal than our fence products, even in the country's coldest regions, our concrete construction products segment may exhibit somewhat more pronounced characteristics of seasonality as we expand that business into areas of colder climates.

Because of foreign currency exchange rates, foreign taxes, duties, tariffs, trade embargos and import limitations and the fluctuating price of steel, the price and availability of our raw materials may fluctuate which could adversely impact our results of operations.

Our principal raw material is steel rod. More than half of our supply of steel rod is obtained from overseas sources. Our ability to continue to acquire steel rod from overseas sources on favorable terms may be adversely affected by fluctuations in foreign currency exchange rates, foreign taxes, duties, tariffs, trade embargoes and other import limitations, resulting in an increase in our cost of sales. Anti-dumping and countervailing-duty cases relating to steel rod imports from selected foreign countries have been assessed by governmental agencies. Several countries are subject to a high tariff which could prohibit them from shipping steel rod into the United States. Because steel rod comprises a substantial portion of our cost of goods sold (approximately 22% in fiscal 2002), any increase in steel rod cost which cannot be passed on to our customers would reduce our gross profit and cash flows from operations. Steel rod costs in 2003 are expected to be higher than the costs incurred in 2002. Although we have historically been able to pass along most increases in steel rod prices to our customers, competitive pressures may prevent us from doing so in the future. A significant decrease in our volume of raw material purchases could also result in us being unable to secure volume purchase discounts we have received in the past which would reduce cash flows from operations and thus jeopardize our ability to service debt obligations and obtain additional financing to grow our business.

The markets in which we compete are highly competitive and our failure to effectively compete could erode our market share.

While we believe that our purchasing power, our nationwide distribution network, and our marketing and manufacturing capabilities allow us to competitively price our products, our failure to do so could result in erosion of our market share and negatively impact our ability to service the 111/4% notes. Although we believe that we are an industry leader in each of our respective product markets, we compete against many national and regional competitors, some of whom have substantially greater financial resources than our Company. The uniformity of products among competitors results in substantial pressure on pricing and profit margins.

We may not successfully identify future acquisition candidates or successfully complete and manage acquisitions and such failure could adversely affect our financial condition.

Our failure to identify future acquisition candidates and to complete or successfully manage acquisitions could limit the growth of operating cash flow, make operation of the business more difficult, trigger increases in the rate of interest charged under financing agreements, and generate write down of goodwill originally recorded. We expect to finance acquisitions through existing resources and operations. If these resources are insufficient to fund our acquisition requirements, we will have to obtain additional debt or equity financing. We may not be able to successfully obtain financing on terms we consider acceptable. Moreover, although we frequently engage in discussions with various parties regarding possible acquisitions, acquisition opportunities may not continue to be available or, if available, these acquisitions may not be able to be consummated on acceptable terms. Future acquisitions will also place increasing demands on management and operational resources. Our future performance will depend, in part, on our ability to manage expanding operations and to adapt our operational systems to such expansions. We may not be successful at effectively and profitably managing the integration of any future acquisitions.

Our principal stockholders could exercise their influence over us to your detriment.

As a result of their stock ownership of our parent, Merchants Metals Holding Company ("MMHC"), Court Square Capital, Ltd. and its affiliates exercise significant influence over our management. Court Square Capital, Ltd., together with certain of its affiliates, employees and certain other persons affiliated or otherwise associated with Court Square Capital, own 49.5% of the total voting power of MMHC. In addition, such persons may elect to convert their stock into stock of another class and by so doing represent 82% of the total voting power of MMHC. The interests of Court Square Capital and its affiliates as equity owners of MMHC may differ from your interests and, as such, they may take actions which may not be in your interest. In addition, pursuant to a stockholders agreement, certain stockholders have agreed to vote their stock so that two members of the board of directors of MMHC are selected by Court Square Capital together with its affiliates. Currently, there are four members of the board of directors of MMHC.

We depend on our key personnel for our success and the loss of their services could have a negative impact on our business.

The loss of the services of one or more of our executive officers and other key employees could adversely affect our business, financial condition, results of operations or prospects. Our success will depend, in large part, on the efforts, abilities and experience of those persons. We do not have key man insurance on any of our executive officers. Effective December 17, 2001, we named John M. Piecuch as our new President and Chief Executive Officer. Mr. Piecuch succeeded Julius S. Burns, who continues his involvement in the business as our Chairman. The departure of any of our key employees could adversely change the nature of our relationship with key customers and employees.

We may incur environmental liability, which could adversely impact our operations and, consequently, our ability to service the 111/4% notes.

The presence of environmental contamination, or the failure to properly clean it up, may adversely affect our ability to sell, lease or operate our properties or to borrow funds. We are subject to extensive and changing federal, state and local environmental laws and regulations relating to, among other things, the storage, handling, generation, treatment, emission, release, discharge and disposal of hazardous substances and wastes. Compliance with these environmental laws and regulations increases our costs of doing business and failure to comply with such environmental laws and regulations could result in the imposition of fines and penalties. In addition, environmental laws and regulations frequently change, making it difficult for us to predict the future impact of environmental laws and regulations on our operations. As an owner and operator of real estate, we may be liable under applicable environmental laws for cleanup and other costs and damages, including tort, resulting from past or present spills or releases of hazardous or toxic substances on or from our properties. Liability under these laws may be imposed without regard to whether we knew of, or were responsible for, the presence of such substances on our property, and, in some cases, may not be limited to the value of the property. Currently, we have no remediation obligations at any property we own or lease. We have been identified as a potentially responsible party at various Superfund sites as a result of the off-site disposal of hazardous wastes. At all of these sites, we are a de minimus contributor of wastes. While we cannot provide a definitive estimate of our liability, given the limited amount of waste we dispose of, our anticipated potential liability is not expected to be material.

We believe that our facilities are currently in substantial compliance with applicable environmental laws and regulations. New material environmental liabilities may be discovered, however, or the enactment of new environmental laws or regulations or changes in existing laws or regulations may require significant expenditures by us. Internally generated funds or other sources of liquidity and capital may not be available or sufficient to fund such unforeseen environmental liabilities.

FORWARD-LOOKING STATEMENTS

This prospectus contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial conditions, results of operations and business. Forward-looking statements can generally be identified by use of statements that include phrases such as "believe," "expect," "anticipate," "intend," "plan," "foresee," or other words or phrases of similar import. All of these forward-looking statements are based on estimates and assumptions made by our management which, although we believe them to be reasonable, are inherently uncertain. We may not realize any such estimates or statements and our actual results will likely differ materially from those contemplated by such forward-looking statements. Factors which may cause our actual results, performance or achievements, to be materially different from any future results, performance or achievements expressed or implied by us in those statements include the following:

  our operating results and cash flows for the first quarter and fiscal year ended 2003;
  levels of federal, state and local government spending on public infrastructure projects, including roads, bridges, runways, and sewage and drainage projects;
  our ability to increase manufacturing efficiency;
  our ability to leverage our purchasing power;
  our ability to identify, complete and integrate acquisitions and gain operating efficiencies;
  our ability to broaden our distribution network;
  our ability to develop new applications for our existing products;
  the competitive nature of our industry in general as well as our specific market areas;
  changes in prevailing interest rates and the availability of and terms of financing to fund the anticipated growth of our business;
  inflation;
  changes in costs of goods and services;
  economic conditions in general as well as in our specific market areas;
  changes in or our compliance with federal, state and/or local government regulations;
  liability and other claims asserted against us;
  changes in our operating strategy or development plans;
  our ability to attract and retain qualified personnel;
  our ability to pay interest and principal on a very large amount of debt;
  labor disturbances;
  changes in our acquisition and capital expenditure plans; and
  the other factors described in this prospectus.

For further information or other factors which could affect our financial results and such forward-looking statements, see "Risk Factors."

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports and other information with the SEC. You may read and copy any reports, statements and other information filed by us at the SEC's public reference facilities at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call (800) SEC-0330 for further information on the public reference rooms. Our filings are available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-1 with respect to the 111/4% notes to be resold by the selling noteholders in this offering. This prospectus, which is a part of the registration statement, omits certain information included in the registration statement. Statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete. With respect to each contract, agreement or other document filed as an exhibit to the registration statement, we refer you to that exhibit for a more complete description of the matter involved.

USE OF PROCEEDS

The selling noteholders will receive all of the proceeds from the sale of the resale notes. The selling noteholders, directly or through agents, dealers or underwriters to be designated from time to time, may sell the resale notes from time to time at prices and on terms to be determined at the time of sale. We will not receive any proceeds from the sale of the resale notes by the selling noteholders.

CAPITALIZATION

In the table below we provide you with, as of March 29, 2003, our cash and capitalization. This table should be read in conjunction with the information contained elsewhere in this offering memorandum, including our financial statements and notes thereto.

March 29, 2003 Actual (In thousands)
Cash and cash equivalents	$ 3,370
Long-term obligations, including current maturities:
Revolving credit facility (1)	51,570
11 1/4% Series B Senior Subordinated notes due 2007 (2)	187,767
13% Senior Subordinated notes due 2007	11,300
Capital lease and other obligations	6,226
Total long-term obligations, including current maturities	256,863
Total stockholder's deficit	(22,444)
Total capitalization	$ 234,419

  At March 29, 2003, we had a $75 million revolving credit facility (subject to a borrowing base limitation), and had $15.6 million available under this credit facility. On May 8, 2003, we entered into the second amendment to the revolving credit facility, the maturity date of which remains December 12, 2006, which increased the total line of credit to $115 million. See "Description of Indebtedness-Credit Facility."
  Includes unamortized portion of original issuance premium less prepaid interest on exchanged notes.

SELECTED FINANCIAL DATA

The following table sets forth selected historical financial data derived from our audited consolidated financial statements for each of the five fiscal years ended December 28, 2002 and from our unaudited consolidated financial statements for the fiscal quarters ended March 29, 2003 and March 30, 2002 and should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements and the related notes, included on pages F-1 through F-29 of this prospectus. The unaudited consolidated financial statements include all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation of the financial position and results of operations for these periods. Operating results for the fiscal quarter ended March 29, 2003 are not necessarily indicative of the results that may be expected for the entire year ending January 3, 2004.

	Fiscal Year					Fiscal Quarter Ended
	(In thousands)					(Unaudited)
	1998	1999	2000	2001	2002	March 30, 2002	March 29, 2003
Income Statement Data (4):
Net sales	$ 418,355	$ 480,605	$ 530,429	$ 501,889	$ 504,609	$ 115,910	$ 97,491
Gross profit	68,184	94,276	100,793	89,223	78,634	18,739	13,893
Net (loss) income (1)	10,930	18,600	19,172	9,941	(2,300)	176	(3,766)
Balance Sheet Data:
Working capital (2)	$ 58,854	$ 79,182	$ 22,289	$ 84,138	$ 88,570	$ 84,875	$ 93,403
Total assets	220,226	243,483	295,688	287,058	280,486	295,700	312,902
Total long-term obligations, including current Maturities	160,437	168,334	222,084	218,295	226,224	216,626	256,863
Stockholder's equity (deficit)	(13,007)	8,306	(3,949)	(10,386)	(18,678)	(10,210)	(22,444)
Cash Flow Data:
Net cash (used in) provided by operating activities	$ 15,161	$ 18,747	$ 28,539	$ 29,606	$ 10,057	$ 2,635	$ (216)
Net cash used in investing activities	47,886	22,347	49,269	6,327	11,191	1,029	26,544
Net cash (used in) provided by financing activities	31,195	4,051	21,315	(23,527)	1,565	(1,869)	26,932
Cash dividends (3)	1,292	--	31,000	16,142	5,516	--	--
Other Financial Data:
Ratio of Earnings to Fixed Charges (5)	2.0x	2.5x	2.3x	1.6x	0.9x	1.0x	0.0x

  In fiscal year 1999, all outstanding stock options were redeemed in connection with the 1999 recapitalization of MMHC, resulting in a nonrecurring compensation charge for our employees of $2.4 million.
  In fiscal year 2000, working capital declined substantially due to the reclassification of a $65.2 million balance under our then $100.0 million revolving credit facility to current debt. The credit facility was to mature on December 12, 2001. The impact of this reclassification continued until the $100.0 million credit facility was replaced on October 30, 2001 by a $75.0 million credit facility that was to mature on December 12, 2006. The credit facility has subsequently been increased to $115 million on May 8, 2003 without changing the expiration date.
  In fiscal years 2002, 2001 and 2000, $5.5 million, $16.1 million and $31.0 million, respectively, were distributed to MMHC to pay down amounts owed under its credit facility. In fiscal year 1998, $1.3 million was distributed to MMHC to fund the negotiated redemption value of one shareholder's equity interest pursuant to MMHC's 1996 recapitalization.
  Includes historical results of operations, from the date of acquisition, of the net assets acquired pursuant to the acquisitions of Page Two, Inc. and Kewe 3, Inc. (2001), Hallett Wire Products Company (2000), National Wholesale Fence Supply, Inc. (1999), Reforce Steel and Wire Corp. (1999), The Burke Group, LLC, Wholesale Fencing Supply, Inc., and Security Fence Supply Co., Inc. (1998).
  For purposes of calculating the ratio of earnings to fixed charges, earnings represent income before income taxes plus fixed charges. Fixed charges consist of interest expense on all indebtedness plus the interest portion of rental expense on noncancellable leases, which we estimate to be representative of an interest factor, and amortization of deferred financing costs.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following is an analysis of our financial condition and results of operations. You should read this analysis in conjunction with our consolidated financial statements and the related notes included on pages F-1 through F-29 of this prospectus.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes to the consolidated financial statements. Our estimation processes generally relate to potential bad debts, damaged and slow moving inventory, value of intangible assets, and health care and workers compensation claims. We base our judgments on historical experience and various other assumptions we believe to be reasonable under the circumstances. These judgments result in the amounts shown as carrying values of assets and liabilities in the financial statements and accompanying notes to the consolidated financial statements. Actual results could differ from our estimates.

We believe the following accounting policies are the most critical in the preparation of our consolidated financial statements.

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is probable. These criteria are met generally at the time product is shipped but sometimes when the product reaches its destination. We maintain an allowance for doubtful accounts receivable by providing for specifically identified accounts where collectibility is questionable and a general allowance based on the aging of the receivables, giving consideration to historical experience and current trends. A change in experiences or trends could require a material change in our estimate of the allowance for doubtful accounts.

We reserve for damaged and slow moving inventory based on specific identification. The amount reserved is the recorded cost of the inventory minus its estimated realizable value. We capitalize to inventory, manufacturing and purchase price variances based on inventory turnover rates and expected annual variances, adjusted quarterly for actual variance and turnover rates.

We accrue estimated liabilities for workers compensation and claims incurred but not reported for our self-insured health care program. These accruals are based on current and historical trends. A change in the current or historical trends could require a material change in our estimate for this accrued liability.

We account for business acquisitions using the purchase method of accounting. The cost of the acquired company is allocated to identifiable tangible and intangible assets based on estimated fair values, with the excess allocated to goodwill. Certain assumptions and estimates are employed in determining the fair value of assets acquired (including goodwill and other intangible assets) and of liabilities assumed. We adopted Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets on December 30, 2001, which discontinued the amortization of goodwill and indefinite life intangibles and requires an annual test of impairment based on a comparison of fair values and carrying values. The valuation of impairment under SFAS No. 142 requires the use of forecasts, estimates, and assumptions as to the future performance of the operations. Actual results could differ from forecasts resulting in a revision of our assumptions and, if required, recognizing an impairment loss. Additionally, we completed a transitional goodwill impairment test based on a multiple of income before interest and income taxes plus depreciation and amortization (EBITDA) upon adoption of SFAS No. 142 as of December 30, 2001 and determined the adoption of these rules had no impact on our financial statements. We performed the first required annual impairment test as of December 28, 2002, and the test determined there was no goodwill impairment.

General

The following is an analysis of our financial condition and results of operations. You should read this analysis in conjunction with our consolidated financial statements and accompanying notes to the consolidated financial statements included on pages F-1 through F-29 of this report.

	Fiscal Year Ended			Fiscal Quarter Ended
	2000	2001	2002	March 30, 2002	March 29, 2003
	(In thousands)
Net sales:
Fence	$276,185	$269,781	$290,415	$ 63,143	$ 52,649
Percentage of net sales	52%	54%	58%	55%	54%
Concrete Construction Products	$254,244	$232,108	$214,194	$ 52,767	$ 44,842
Percentage of net sales	48%	46%	42%	45%	46%
Total net sales	$530,429	$501,889	$504,609	$115,910	$ 97,491
Percentage of net sales	100%	100%	100%	100%	100%
Gross profit:
Fence	$ 39,948	$ 40,374	$ 42,063	$ 9,924	$ 6,806
Percentage of net sales	15%	15%	15%	16%	13%
Concrete Construction Products	$ 60,845	$ 48,849	$ 36,571	$ 8,815	$ 7,087
Percentage of net sales	24%	21%	17%	17%	16%
Total gross profit	$100,793	$ 89,223	$ 78,634	$ 18,739	$ 13,893
Percentage of net sales	19%	18%	16%	16%	14%
Selling, general, administrative and other:
Fence	$ 25,122	$ 25,848	$ 30,408	$ 7,403	$ 7,788
Percentage of net sales	9%	10%	11%	12%	15%
Concrete Construction Products	$ 17,877	$ 18,004	$ 18,822	$ 4,663	$ 5,503
Percentage of net sales	7%	8%	9%	9%	12%
Corporate(1)	$ 2,563	$ 2,719	$ 462	$ 113	$ 115
Percentage of net sales	1%	1%	- %	- %	- %
Total selling, general and administrative	$ 45,562	$ 46,571	$ 49,692	$ 12,179	$ 13,406
Percentage of net sales	9%	9%	10%	11%	14%
Impairments of fixed assets:
Fence	--	--	$ 720	--	--
Percentage of net sales			N/M
Concrete Construction Products	--	--	$ 3,043	--	--
Percentage of net sales			N/M
Total fixed asset impairments	--	--	$ 3,763	--	--
Percentage of net sales			N/M
Restructuring expense:
Fence	--	--	$ 435	--	--
Percentage of net sales			N/M
Concrete Construction Products	--	--	$ 2,749	--	--
Percentage of net sales			N/M
Total restructuring expenses	--	--	$ 3,184	--	--
Percentage of net sales			N/M
Earnings before interest and income taxes:
Fence	$ 14,826	$ 14,526	$ 10,500	$ 2,600	$ (758)
Percentage of net sales	5%	5%	4%	4%	(1)%
Concrete Construction Products	$ 42,968	$ 30,845	$ 11,957	$ 4,138	$ 634
Percentage of net sales	17%	13%	6%	8%	1%
Corporate	$ (2,563)	$ (2,719)	$ (462)	$ (113)	$ (115)
Percentage of net sales	(1)%	(1)%	--%	--%	--%
Total earnings before interest and income taxes	$ 55,231	$ 42,652	$ 21,995	$ 6,625	$ (239)
Percentage of net sales	10%	9%	4%	6%	--%

  As a result of the adoption of SFAS No. 142 on December 30, 2001, amortization of goodwill is no longer provided (subject to annual impairment test) and is therefore not included in 2002 expense. Corporate selling, general, administrative and other expenses in 2001 and 2000 include $2,284,000, and $1,883,000, respectively, of goodwill amortization.

Results of Operations

The following table presents, as a percentage of sales, certain selected consolidated financial data for the Company for the periods indicated:

	Fiscal Years Ended			Fiscal Quarter Ended
	2000	2001	2002	March 30, 2002	March 29, 2003
Sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales Granted . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	81.0	82.2	84.4	83.8	85.7
Gross profit	19.0	17.8	15.6	16.2	14.3
Selling, general, administrative & other	8.5	9.2	9.7	10.5	13.8
Impairment of fixed assets	--	--	0.7	--	--
Restructuring expense	--	--	0.6	--	--
Other expense	0.1	0.1	0.2	(0.1)	0.7
Earnings before interest and income taxes	10.4	8.5	4.4	5.8	(0.2)
Interest expense	4.4	5.0	5.1	5.5	7.0
Income before income taxes	6.0	3.5	(0.7)	0.2	(7.2)
Provision for income taxes	2.4	1.5	(0.3)	0.1	(3.3)
Net income (loss)	3.6%	2.0%	(0.4)%	0.2%	(3.9)%

Results of Operations for Fiscal Quarter Ended March 29, 2003 Compared to Fiscal Quarter Ended

March 30, 2002

Consolidated net sales declined approximately 16% as compared to 2002.

Fence segment net sales declined approximately 17% as compared to 2002 due primarily to a dramatic change in market activity and the continuation of pricing pressures that began in the latter half of 2002. In the first quarter of 2002, the fence market was quite active as favorable weather and strong residential construction spending were key driving forces. The $63.1 million in net sales achieved in the first quarter of 2002 was a record for the fence segment. For the first quarter of 2003, severe winter weather significantly curtailed activity in certain market regions of the country. We believe general uncertainty about the health of the economy also dampened market demand.

Concrete Construction Products segment net sales declined approximately 15% as compared to 2002 due primarily to the impact of closing two welded wire mesh plants late in 2002 (offset by sales associated with a newly acquired facility), a net decline of $5.1 million. Most of the closed plants' production related to discontinued galvanized wire products and other de-emphasized commodity type product lines. Only a small portion of these plants' production was transferred to other facilities. Absent the impact of the closures of the two plants and net of the acquired facility, net sales decreased approximately 6%. The impact of severe winter weather on concrete construction activity and economic uncertainty caused most of this decline.

Consolidated gross profit declined approximately 26% as compared to 2002. The gross profit of $13.9 million includes a $860,000 benefit from a change in accounting estimate relating to the portion of the quarter's manufacturing and purchase price variances and vendor rebates that remain an element of inventoriable cost versus having an impact on the quarter's cost of sales.

Fence segment gross profit declined approximately 31% on a 17% reduction in sales. Most of the disproportionate decline in gross profit was due to the relatively fixed cost nature of our manufacturing plant and distribution facility network. Increased steel rod costs and some reduced pricing also contributed to gross profit decline. The change in accounting estimate relating to manufacturing and purchase price variances and vendor rebates provided a $1.1 million benefit to fence gross profit in the first quarter of 2003 as compared to what would have been reported if the previous estimation methodology had been employed. The company records the purchase of certain raw materials and the manufacture of certain finished goods utilizing a standard cost. Although such standard costs are periodically reviewed for reasonableness and adjusted to more closely reflect actual costs if necessary, variances from standards, both favorable and unfavorable, are generated. In addition, purchases of certain raw materials and finished products are subject to rebate arrangements with the suppliers. Thus, the invoice cost of a particular inventory item may ultimately be reduced by a rebate. In order to present inventory and related costs of goods sold in the Company's consolidated financial statements at the lower of cost or market, in accordance with Chapter 4 of Accounting Research Bulletin No. 43 "Restatement and Revision of Accounting Research Bulletins", the Company utilized a systematic method of allocating variances and rebates whereby variances and rebates expected for the full fiscal year were estimated and allocated to interim inventory balances and cost of goods sold based on expected full year inventory turnover statistics. Management believed this method resulted in a materially accurate allocation of actual costs between inventory and costs of goods sold as historical variances and rebates were relatively predictable, stable and low in magnitude. During 2002, a centralized purchasing department was formed. That new organization improved the benefits under existing vendor rebate programs and expanded the number of such programs. The increased significance of these amounts prompted management to review the allocation method utilized to determine interim inventory balances and costs of goods sold. Based on the expected impact of the increased rebate programs, management determined the level of variances and rebates generated might no longer be as stable and predictable as they had been in the past and felt it was more appropriate to change its estimate of allocating these items to include the actual variances and rebates generated (i.e., not the estimated amounts for the full fiscal year) during the respective interim periods and allocate such items based on the interim inventory turn statistics. For the full fiscal year, this change in estimation of variance and rebate allocation is not expected to have a material impact on the Company's financial position or results of operations. In future quarters, the change in estimate is expected to generate cost of goods sold balances that are both higher and lower than the previous approach would have generated depending upon the particular quarter's favorable or unfavorable variances and their magnitude.

Concrete Construction Products segment gross profit declined approximately 20% on a 15% reduction in sales. Lower volumes caused most of the disproportionate decline in gross profit as fixed costs associated with the segment's manufacturing facilities had to be absorbed into the lower volume of products produced and sold. Increased steel rod costs also contributed to the decline but were offset to some extent by selected price increases. Although sales declined $7.5 million because of the closure of two welded wire mesh plants, gross profit improved $1.0 million as the negative margin from those two plants that burdened the first quarter of 2002 did not recur.

Consolidated selling, general, and administrative expenses increased approximately 10% as compared to 2002.

Fence selling, general, and administrative expense was approximately $385,000 higher in the first quarter of 2003 as compared to 2002 primarily reflecting efforts to improve marketing, sales, and support capabilities through the introduction of additional product marketing personnel, an expanded sales force to attend to geographic areas previously under represented, and additional accounting and finance support personnel.

Concrete Construction Products selling, general, and administrative expenses increased $840,000 due primarily to the reclassification of approximately $500,000 of expenses previously associated with manufacturing facilities which have been converted into distribution locations. Selling, general and administrative expense increases associated with the newly acquired welded wire mesh facility and other increases to enhance marketing, sales, accounting and financial functions (net of the discontinuance of selling, general, and administrative expenses formerly associated with the two closed wire mesh manufacturing facilities) accounted for most of the remaining increase.

Other expense increased approximately $800,000 for the first quarter of 2003 as compared to the comparable period in 2002 due primarily to the continuation of expenses associated with the closing of the two welded wire mesh manufacturing facilities late in 2002.

Interest expense increased $0.5 million due primarily to the increase in amounts borrowed under the revolving credit facility to fund the SRP acquisition.

Income tax expense of $109,000 in the first quarter of 2002 compares to an income tax benefit of $3.3 million in the first quarter of 2003 due primarily to the change from income before tax of $285,000 in 2002 to a $7.1 million loss before income tax in the first quarter of 2003. The effective tax rate increased from 38.2 % in the first quarter of 2002 to 47.0% in the first quarter of 2003 due primarily to the relationship of the amount of expenses in the consolidated income statements that can not be deducted on the Company's income tax returns to the overall amount of earnings or loss before income taxes.

Results of Operations for Fiscal 2002 Compared to 2001

Consolidated net sales for fiscal 2002 increased only 0.5% as compared to fiscal 2001, due primarily to a slow down in commercial (non-residential) construction market activity, de-emphasis on some commodity type wire mesh products, and pricing pressures from competitors in both the Fence and Concrete Construction Products segments.

Fence segment 2002 net sales increased during the first three quarters as compared to 2001, by geographic region, and by product line. Favorable weather conditions in the first quarter combined with strong market conditions in the second quarter resulted in a first half of 2002 sales increase of 20%. Competitive pricing pressures impacted market share and lowered revenue on retained business during the fourth quarter. Poorer weather conditions, as compared to the fourth quarter of 2001 (a record setting fourth quarter for the fence segment) contributed to the unfavorable year over year comparison. For the year 2002, Fence segment sales increased over 7%.

Concrete Construction Products net sales decreased almost 8% in fiscal 2002. During 2002, our industry experienced a significant decline in construction activity, specifically in commercial (non-residential) construction activity, and some softening in public works (infrastructure) spending. This decline resulted in an increase in pricing pressures as competitors attempted to maintain sales volumes and market share. Thus, not only lower volumes but lower prices resulted. The Company responded by scaling back the production of certain commodity type wire mesh products and discontinuing the production of galvanized wire during the middle of the year. Late in the fourth quarter, the Baltimore, Maryland, and Oregon, Ohio manufacturing facilities were closed. The combined decrease in sales for these closed locations totaled approximately $8.3 million (approximately 46% of the segment's sales decline) with approximately $2.2 million of the decrease being attributable to the discontinuance of the galvanized wire product line, a non-core activity of the Baltimore, Maryland facility.

Consolidated gross profits decreased approximately 12% in fiscal 2002 as compared to 2001. Concrete Construction Products was the primary contributor to the decline in margins.

Fence gross profit margin declined slightly in 2002 primarily due to lower sales prices. Most of the fence product categories experienced a decrease in sales price. Increased volume of manufactured products improved plant efficiency and partially offset the decrease in sales price. Plant expenses also benefited from our initiative to review Merchants Metals' existing manufacturing network and to rationalize and to consolidate our production facilities. The Fence segment shut down or moved several production lines primarily during the fourth quarter of 2002. In 2002, these benefits were offset by an increase in labor costs resulting from the employment of a manufacturing director and several other key manufacturing managers who are responsible for the re-evaluation of the manufacturing process and execution of improvements. The full year impact of the new manufacturing organization is expected to generate net savings beginning in 2003.

Concrete Construction Products gross profit decreased $12.3 million or 25% as compared to the prior year. Significant volume declines in the Baltimore, Maryland facility (including discontinuance of the galvanizing wire product line and wind-down of operations), scaling back of production of certain commodity oriented products, and the impact of the commercial construction market downturn on the concrete accessories product line, resulted in a lower use of capacity. Lower sales volumes meant fixed costs were absorbed by fewer units being produced. This combined with the increased cost of raw materials, a write-down to market of inventory related to the galvanized wire operation, and sales price reductions for some products, reduced margins.

Consolidated selling, general, administrative and other expenses, (not including impairment of fixed assets and restructuring expense) were $49.6 million a 7% increase over the prior year period. As a percent of sales, selling, general, administrative and other expenses, excluding restructuring and impairment charges, were 9.8% and 9.3% in fiscal 2002 and fiscal 2001, respectively. In late fiscal 2001, management began the process of evaluating existing operations and developed a strategic plan designed to improve operating efficiencies and profitability. This initiative included staffing increases designed to improve sales volumes and increase market share. During fiscal 2002, we also incurred certain costs, primarily consulting expenses totaling approximately $1.7 million related to these initiatives. These increases were partially offset by the discontinuance of goodwill amortization expense required by the adoption of SFAS No. 142. The goodwill amortization recorded for the year ended December 29, 2001 was $2.3 million.

Fence sales, marketing, and other expenses increased almost 18% in 2002. At the end of 2001 the Fence segment began hiring additional sales and marketing staff to strengthen the overall sales and marketing organization. The majority of the sales and marketing expense increase is due to labor and employee related costs (benefits, telephone, travel, and supplies). Other administrative costs also increased due to additional staffing to provide expanded financial support and analysis, the implementation of a management trainee program, and the Fence segment's share of the consulting expenses. Other expenses were partially offset by an increase of $1.4 million in prompt payment discounts earned throughout the year.

Concrete Construction Products sales, marketing, and other expense in fiscal 2002 increased approximately $0.8 million as compared to the prior year. Most of the increase related to the segment's share of the consulting expenses.

Fixed asset impairments and restructuring charges recorded by the Company totaled $7.0 million (pre-tax). The charge is the direct result of management's plan to rationalize existing operations, and where applicable, to reduce fixed costs and improve operational efficiencies. The charges include restructuring costs of $3.2 million of which $2.7 million were attributable to the Concrete Construction Products segment with the remaining $0.5 million being attributable to the Fence segment. Fixed asset impairments of $3.8 million ($3.0 million related to the Concrete Construction Products segment and $0.8 million to the Fence segment) resulted from plant closures and realignments, where estimated future cash flows related to certain fixed assets indicated an impairment had occurred. Excluding these restructuring expenses and fixed asset impairments, net income would have been $4.7 million, as compared to the recorded loss.

Interest expense totaled $25.6 million in 2002 which represents an increase of 1.7% as compared to 2001. The 2002 increase is primarily due to the full year impact of the issuance of $50.0 million in senior subordinated notes issued in June 2001 which were used to pay down the revolving credit facility and our decision to lower accounts payable balances to take advantage of attractive prompt payment discounts. Declining interest rates during the year partially offset the increases.

Income tax expense. During 2002, the effective income tax rate decreased due to the decline in earnings, and the impact of the elimination of non-deductible goodwill amortization due to the adoption of SFAS 142.

Results of Operations for Fiscal 2001 Compared to 2000

Consolidated sales for fiscal 2001 decreased as compared to 2000. Most of this decrease was attributable to the Concrete Construction Products segment where net sales decreased 8.7% because of a decline in market activity and related pricing pressures.

Fence net sales decreased 2.3% in 2001. Net sales in 2001 fluctuated throughout the year, primarily in connection with unfavorable and favorable weather conditions. During the first half of 2001 (primarily first quarter and April), colder weather in the Northeast and Midwest and rainy weather in the East and Southwest contributed to an overall decrease in sales of 11.8% as of second quarter 2001. Fourth quarter 2001 net sales increased 17.6% over fourth quarter 2000. This increase was primarily due to warmer weather nationwide and an increase in security fencing product orders, possibly as the result of the events of September 11, 2001.

Concrete Construction Products net sales in 2001 decreased due to unfavorable weather conditions in the first half of the year and the onset of a slowdown in nonresidential construction activity. Also contributing to the decrease in net sales were lower volumes and prices as competitors of certain products lowered prices, and management's decision to only selectively meet these pricing actions.

Consolidated gross profit decreased 11.5% in 2001 most of which was attributable to the Concrete Construction Products segment.

Fence gross profit margin increased as compared to the prior year. This increase in margin was primarily due to nonrecurring expenses incurred in fiscal year 2000 related to the expansion/modernizing of a fence plant in the West region. Additionally, 2001 benefited from lower raw material costs for zinc and tubing, and changes in product mix to higher margin products. These increases to gross margin were partially offset by unfavorable manufacturing costs. Lower sales activity during the first half of 2001, combined with an inventory reduction program, led to a lower absorption of manufacturing plant costs into inventory. Cost inflation in labor rates and worker related benefit costs also contributed to the unfavorable impact on gross margin. During late fourth quarter 2000 and most of 2001, sales volume decreases triggered a reduction in manufacturing headcount and thus reduced expenses. These cost saving initiatives impacted the 2001 gross profit margin through the third quarter. Improved fourth quarter 2001 sales volume initiated the replacement of some employees, and increased other material handling expenses.

Concrete Construction Products gross profit margin decreased from 23.9% in 2000 to 21.0% in 2001. This profit margin decline was primarily the result of unfavorable manufacturing cost absorption due to the impact of lower sales volume on plant efficiency, combined with increased labor rates and worker related benefit costs. An inventory reduction program in this segment also resulted in lowered production volumes and plant efficiencies. The remaining decline in margin was due principally to lower sales prices, although higher raw material costs also impacted gross margin levels. Partially offsetting these declines were increases in sales of higher margin products in the concrete accessories product line.

Consolidated selling, general, administrative and other expense increased slightly in 2001 when compared to fiscal 2000. The increase in expense in 2001 was primarily due to higher compensation and other expenses relating to the staffing of both a Chairman of the Board and Chief Executive Officer, whereas one person performed both roles in 2000. In addition, incentive compensation for the Fence segment increased in 2001. These increases were partially offset by lower bad debt experience in the Fence Segment than in the prior year (2000 bad debt expense resulted from several customers that had experienced financial difficulties and/or bankruptcy), and reduced travel and advertising expenses. The Concrete Construction Products segment experienced a marginal increase in bad debt expense which was offset by lower incentive compensation and a sales force reduction in the mesh product line.

Interest expense increased in 2001, due primarily to the issuance of $50.0 million in 13% senior subordinated notes ("13% Notes") in June 2001 to increase liquidity by paying down the revolving credit facility balance. The lower revolving credit facility balances and reduced interest rates partially offset the increase in subordinated notes interest.

Income tax expense. The effective income tax rate increased in 2001 as earnings declined and fixed non-deductible goodwill amortization expense was a more significant element of earnings before income tax.

Liquidity and Capital Resources

Working capital increases during the winter and spring seasons as inventory is built for the busier spring and summer sales seasons and for the resultant increase in accounts receivable. The Company's revolving credit facility is positioned to cover these requirements.

In 2002, working capital increased approximately $4.4 million. This increase is primarily attributable to the decreased liabilities, specifically accounts payable, resulting from our 2002 decision to take advantage of a variety of attractive prompt payment discounts.

Working capital in 2000 declined significantly due to the reclassification of our revolving credit facility to short-term debt as its maturity date was in December 2001. In October 2001, the facility was amended and restated, with the maturity date being extended to December 2006. In 2001, working capital increased $61.8 million as compared to 2000, and was more comparable to historical levels as borrowings under the revolving credit facility were reclassified back to long-term in 2001.

Cash Flows. For the fiscal quarter ended March 29, 2003, operating activities used net cash of approximately $0.2 million, a decrease of $2.8 million as compared to the first quarter of 2002. The incurrence of a net loss of $3.8 million versus net income of $176,000 in 2002 was the primary contributor to this decline in cash flow. Cash used in investing activities increased approximately $25.5 million. The acquisition of SRP represented $23.6 million of this increase. In addition, capital expenditures and deposits relating to new equipment accounted for most of the remaining increase. The factors noted above resulted in higher borrowings under the revolving credit facility in first quarter 2003 as compared to 2002

Operating activities. Cash Flows from operations contributed $10.1 million of cash in 2002 which was down from $29.6 million in the prior year. Of the $19.5 million change, the largest component relates to the decision to take advantage of attractive prompt payment discounts. Accounts payable at December 28, 2002 were $10.0 million less than at December 29, 2001. As required, payments on accounts payable can be extended to satisfy any unusual liquidity requirements. The reduction in fiscal 2002 profitability was another major reason for the change in cash from operations. An offsetting positive from a cash flows standpoint was a decrease in accounts receivable as of December 28, 2002. Days sales outstanding ("DSO") at approximately 50 days, was generally consistent with the prior year. DSO is at a level we believe is reasonable for the industries in which our segments operate. More cash was generated from inventory reduction in 2001 than 2002 due primarily to an unusually large build-up at December 30, 2000, which prompted an inventory reduction program in early 2001.

Investing activities. Capital expenditures utilized $5.5 million of cash in 2002, which was generally comparable to prior years. Additionally, we paid deposits of $5.7 million relating to machinery that will be delivered in 2003. This equipment will increase the structural mesh capacity of the Ivy Steel & Wire division while reducing related operating costs. We expect capital lease financing will be obtained in 2003 for these machines and, as a result, the availability under our revolving credit facility will be minimally affected. Thus, the deposits are expected to be recovered in 2003. Future payments for that equipment will be reported as a financing activity on the Consolidated Statement of Cash Flows. The Company plans to purchase approximately $10 million of property, plant, and equipment in fiscal 2003. Delays or cancellation of planned projects or changes in the economic outlook and the Company's liquidity could increase or decrease capital spending from the amounts now anticipated. Annual capital expenditures are currently limited to $20.0 million by our revolving credit facility. The Company had no business acquisitions in 2002. Business acquisitions accounted for $2.1 million, and $42.6 million of cash utilized in investing activities in fiscal 2001 and 2000, respectively. During the first fiscal quarter of 2003, the Company purchased Structural Reinforcement Products, Inc. for approximately $14.3 million in cash, and approximately $9.4 million of assumed debt which was subsequently paid down and was funded by our revolving credit facility.

Financing activities provided cash of $1.6 million in fiscal 2002 as compared to cash utilized of $23.5 million in 2001 and $21.3 million provided in 2000. Major financing uses included a $2.5 million prepayment of interest to facilitate the exchange of $38.7 million in 13% Notes to 11.25% Notes during the first quarter of fiscal 2002, and dividend payments to MMHC. Dividend payments to MMHC of $5.5 million, $16.1 million, and $31.0 million in 2002, 2001, and 2000, respectively, were used for the payment of interest and principal balance reduction of MMHC's subordinated credit facility. Our revolving credit facility and senior subordinated note indenture require us to meet certain tests before dividends can be distributed to MMHC. Dividend payments for 2001 and 2000 included payment of cumulative qualified dividends from previous years during which little or no dividends were paid.

The Company expects increased payments on capital lease obligations in 2003. Such lease financings are expected to be increased to the maximum amount allowed by our revolving credit facility (currently limited to $10.0 million) to fund the acquisition of certain production related equipment.

In 2001, proceeds of $48.5 million from the issuance of the 13% Notes were used for repayment of revolving credit facility obligations. The credit line of the revolving credit facility was decreased from $100.0 million to $75.0 million in 2001, and has been subsequently increased to $115 million on May 8, 2003, a level we determined to sufficiently meet our liquidity needs at that time.

Senior Subordinated Notes. On July 6, 2001, we issued $50.0 million of 13% Notes in a private offering. On March 6, 2002, we exchanged $38.7 million in principal amount of the 13% Notes, on a par-for-par basis, for newly issued 11.25% Notes plus an aggregate cash payment of approximately $3 million funded by the revolving credit facility. The aggregate cash payment was calculated by adding (i) the present value, as of the date of exchange, of the difference between the remaining interest payments on the 13% Notes versus the 11.25% Notes, and (ii) the difference between the accrued and unpaid interest on the 13% Notes and the 11.25% Notes between the last interest payment date and the date of exchange.

Our senior subordinated notes are subject to "Change in Control" provisions. These provisions state that a change in control exists, subject to exceptions, if any of the following occurs; a sale of substantially all of our assets, the liquidation or dissolution of our company, a change in the beneficial ownership of more that 50% of the total voting power of the voting stock, or the majority of the members of the board of directors of our company do not continue as directors. If a change in control exists, each holder will have the right to require us to repurchase all or any part of their notes at a repurchase price in cash at 101% of the aggregate principal plus accrued and unpaid interest and liquidating damages, if any.

Credit Facility. Our revolving credit facility provides for maximum borrowings of $115.0 million. Borrowings under our credit facility bear interest, at our option at either (i) the base rate (as announced from time to time by Fleet National Bank) plus an adjustable margin, which ranges from 0.00% to 0.25%, or (ii) the Eurodollar Base Rate for the applicable Eurodollar Interest Period plus an adjustable margin, which ranges from 1.25% to 2.75%. The adjustable margin for each type of loan is based on the ratio of total funded indebtedness to previous 12 months adjusted earnings from operations. In October 2002, this adjustable margin for Eurodollar loans became 2.75% due to the fixed asset impairments and restructuring charges combined with declines in operating earnings. Borrowings bearing interest at Eurodollar rates plus 2.75% are denominated in short-term obligations of LIBOR with one to six month maturities. On December 28, 2002, the portion of the outstanding borrowings under LIBOR was approximately $10 million and matures on January 21, 2003. We are required to pay a commitment fee of 1/2 of 1.0%, per annum, of the unused portion of the credit facility, which is an amount equal to the $115.0 million maximum borrowable amount less the amount actually borrowed, and various other fees. The revolving credit facility is secured by all of our assets and stock, and guaranteed by MMHC. The terms of the revolving credit facility contain, among other provisions, covenants that require us to maintain a fixed charge ratio at no less than a designated amount, limit the amount of additional indebtedness, and limit the creation or existence of liens. The covenants also include certain restrictions on acquisitions, mergers and sales of assets. Our distribution of dividends to MMHC is only permitted under the revolving credit facility if certain tests as set forth in the loan agreement are met.

The following summarizes our contractual obligations at December 28, 2002 and the effect these obligations are expected to have on our liquidity and cash flow in future periods:

	Payments Due by Period (In thousands)
	Total	1 year	2 - 3 years	4 - 5 years	Thereafter
Long-term debt	$ 224,189	$ --	$ --	$ 224,189	$ --
Capital lease obligations	3,305	1,593	1,491	221	--
Operating leases	23,579	7,039	8,836	4,047	3,657
Unconditional purchase commitments	1,900	1,900	--	--	--
Total contractual cash obligations	$ 252,973	$ 10,532	$ 10,327	$ 228,457	$ 3,657

We expect cash flows from operations and the borrowing availability under our revolving credit facility will provide sufficient liquidity to meet our normal operating requirements, capital expenditure plans and allowable dividends to MMHC.

We have pursued and intend to continue to pursue a strategy of business acquisitions that will broaden our distribution network, complement or extend our existing product lines or otherwise increase our market share. It is possible, depending on our future operating cash flows and the size of potential acquisitions, we will seek additional sources of financing, subject to limitations set forth in our senior subordinated note indenture and revolving credit facility. Significant acquisition opportunities will require additional equity financing or capital infusions. We will also pay dividends to MMHC from time to time to pay operating expense, interest and principal on MMHC's indebtedness, and dividends on MMHC's preferred stock and for other purposes. Such payments of dividends are limited by state of Delaware corporate law and financial tests included in both our senior subordinated note indenture and revolving credit facility loan agreement.

Seasonality. Our products are used in the nonresidential, infrastructure, and residential construction industries. These industries are both cyclical and seasonal, and changes in demand for construction services have a material impact on our sales and profitability. The highest level of sales and profitability occur during the times of the year when climatic conditions are most conducive to construction activity. Accordingly, sales will typically be higher in the second and third quarters and will be lower in the first and fourth quarters.

Effect of Inflation

The impact of inflation on our operations has not been significant in recent years. We cannot assure, however, that a high rate of inflation in the future will not have an adverse effect on our operating results.

Cautionary Note Regarding Forward Looking Statements

The statements contained in this report which are not historical facts, including, but not limited to, statements found under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" above, are forward looking statements that involve a number of risks and uncertainties. The actual results of the future events described in such forward looking statements in this report could differ materially from those contemplated by such forward looking statements. Among the factors that could cause actual results to differ materially are the risks and uncertainties discussed in the report, including without limitations, the portions of such statements under the caption referenced above, and the uncertainties set forth from time to time in our other public reports and filings and public statements.

Quantitative and Qualitative Disclosures About Market Risk

We are subject to market risk exposure related to changes in interest rates on our $115.0 million revolving credit facility and our senior subordinated notes. Borrowings under our $115.0 million credit facility bear interest, at our option, at either the bank's base rate plus an adjustable margin, which ranges from 0.00% to 0.25% or Eurodollar rate plus an adjustable margin, which ranges from 1.5% to 2.75%. Both adjustable margins are based on our previous 12 month adjusted earnings from operations. In October 2002, the adjustable margin for Eurodollar loans became 2.75% due to the decline in operating earnings combined with the incurrence of fixed asset impairments and restructuring charges. See Note 6 to the consolidated financial statements included in Item 8. For fiscal year 2002 and 2001, the average daily balance outstanding under our credit facilities were $24.8 million and $40.7 million, respectively. In the first quarter of 2003, the average daily balance outstanding under our credit facility was $50.4 million. In 2003, absent any additional business acquisitions, we expect the average balance of this facility to be approximately $47.0 million to $52.0 million. Based on this balance, a one percent change in the interest rate would cause a change in interest expense of approximately $0.5 million. A one percent change in the interest rate in fiscal year 2002 and in the first quarter of 2003 would have caused a change in interest expense of approximately $0.2 million and $0.1million, respectively.

We have exposure to price fluctuations associated with steel rod, our primary raw material. We negotiate purchase commitments from one to nine months in advance to limit our exposure to price fluctuations and ensure availability of the materials. Purchases from foreign sources are denominated in U.S. dollars. Our ability to continue to acquire steel rod from overseas sources on favorable terms may be adversely affected by fluctuations in foreign currency exchange rates, foreign taxes, duties, tariffs, trade embargoes and other import limitations, resulting in an increase in our cost of sales. Most steel rod imports were subject to a three-year, tariff-rate quota that commenced in March 2000 and expired on February 28, 2003. In addition, anti-dumping and countervailing-duty cases relating to steel rod imports from selected foreign countries have been assessed by governmental agencies. Several countries are subject to a high tariff which will prohibit them from shipping steel rod into the United States. Because steel rod comprises a substantial portion of our cost of goods sold (approximately 22% in fiscal 2002), any increase in steel rod cost which cannot be passed on to our customers would reduce our gross profit and cash flows from operations. Steel rod costs in 2003 are expected to be higher than the costs incurred in 2002. Although we have historically been able to pass along most increases in steel rod prices to our customers, competitive pressures may prevent us from doing so in the future. A significant decrease in our volume of raw material purchases could also result in us being unable to secure volume purchase discounts we have received in the past. This could reduce cash flows from operations and impact future levels of profitability.

BUSINESS

General

MMI, a Delaware corporation and a wholly owned subsidiary of MMHC, was organized in 1953. MMHC was acquired by Citicorp Venture Capital, Ltd. and members of the Company's management in 1986.

We are a leading manufacturer and distributor of products used in the North American public "infrastructure", nonresidential and residential construction industries. For the year ended December 28, 2002, we believe approximately 70% of our total net sales were for nonresidential applications. Our products are segregated into two reporting segments: Fence and Concrete Construction Products, which accounted for 57.6% and 42.4% of our total net sales, respectively, for the year ended December 28, 2002. We have established leading market positions in each of our segments. We offer high quality products and have extensive distribution capabilities. Additionally, we realize cost savings by combining the requirements for steel rod, our main raw material, for each of our segments. As a result, we are one of the largest buyers of steel rod in the United States and believe we are able to consistently purchase steel rod at a discount to industry standards.

The products in our Fence segment include chain link fence fabric, fittings, ornamental iron fence and other related products which are manufactured and distributed by us, as well as wood, vinyl and aluminum products which are primarily manufactured by third parties and distributed by us. The products in our Concrete Construction Products segment include various classes of wire mesh, which serve as a structural reinforcing grid for concrete construction, including all types of buildings, roads, bridges, runways and sewage and drainage projects. In addition, the Concrete Construction Products segment produces over 2,000 specialized accessories used in concrete construction ("concrete accessories"), including products used to position and install steel reinforcing bar and wire mesh reinforcing grid.

We have an extensive and well-positioned distribution network, consisting of 75 company-operated manufacturing and distribution centers, located in 30 states. Our distribution network serves over 9,000 customers, including construction contractors, fence wholesalers, industrial manufacturers, highway construction contractors and fabricators of concrete reinforcing bar. We manufacture products at 19 principal manufacturing facilities strategically located throughout the United States. In addition to serving customers nationwide, our distribution centers and production facilities are well positioned to serve areas of high population and construction growth. We currently have manufacturing or distribution facilities in each of the ten states with the largest projected increases in population through 2025.

We maintain inventory in distribution centers for fence and concrete accessories products. Inventories will generally be at their highest levels between the months of April and October when most market activity occurs in the Fence segment. We also purchase our raw material in large quantities based upon expected usage for a period of up to nine months. Accounts receivable also rise during these months due to the seasonal fluctuations in sales.

We have one customer that accounted for more than 10% of the Concrete Construction Products segment net sales in fiscal year 2002; however, this customer did not account for more than 10% of our consolidated net sales.

All of our outstanding capital stock is owned by MMHC. An affiliate of Citicorp Venture Capital, Ltd., Court Square Capital, Limited, together with its affiliates, employees and other persons affiliated or otherwise associated with Citicorp Venture Capital, own 49.5% of the total voting power of MMHC. In addition, such persons may elect to convert their stock into stock of another class and by so doing represent 82% of the total voting power of MMHC.

We have two subsidiaries, MMI Management, Inc. and Ivy Steel & Wire, Inc. MMI Management, Inc. has a 99% limited partnership interest in, and the Company holds a one percent general partnership interest in, MMI Management Services, L.P., the entity which provides us use of its intellectual property and provides general management, business development, finance, and purchasing services. On December 30, 2002, the Company acquired Structural Reinforcement Products, Inc. ("SRP"). On December 31, 2002 SRP's name was changed to Ivy Steel & Wire, Inc.

Hallett FSC, Inc., a subsidiary of the Company and an entity that had remained inactive since it was acquired as part of the Hallett Wire Products Company in February 2000, was dissolved in July, 2002.

Our corporate headquarters are located at 515 West Greens Road, Suite 710, Houston, Texas 77067. Our telephone number is (281) 876-0080.

The 2002, 2001, and 2000 fiscal years referred to in the Registration Statement are the fifty-two week periods ended December 28, 2002, December 29, 2001, and December 30, 2000, respectively.

Competitive Strengths

We believe we have the following key competitive strengths:

Comprehensive Product Offerings. Over the last several years through internal initiatives and acquisitions, we have expanded our range of product offerings which has enabled each of our segments to provide a "one-stop shop" solution for our customers. For example, in the Fence segment, we have expanded our product range to include the manufacture of ornamental iron fencing and the distribution of all commercial and residential fence products. In the Concrete Construction Products segment, we have continued to expand our structural fabric line for use in new applications. In addition, we have expanded our concrete accessories product offerings to include tilt-up hardware, engineering services and welded dowel basket assemblies. As a result of these efforts, we believe we have increased customer penetration and retention and believe we are well positioned to meet expanding customer needs in the future.

Long-Term Customer Relationships. We enjoy long-term relationships with key customers based on our goal of supplying high quality products on a consistent and timely basis and providing responsive customer service. We maintain large-scale manufacturing operations, frequent customer contact and a broad array of products, which many of our smaller competitors cannot offer. These operating characteristics have solidified our position with our customers as one of the leading providers of fence and concrete construction products. We currently serve over 9,000 customers, with no single customer accounting for more than 5.0% of net sales for the fiscal year ended December 28, 2002.

Broad Distribution Network. Our network of 75 distribution centers in 30 states is one of the most extensive distribution networks in the industry. The breadth of our distribution network enables us to provide rapid delivery and optimal coordination with customers' particular construction schedules, which is critical to our customers. We have strategically expanded our network by opening or acquiring distribution centers to access new regional customers or to further penetrate existing markets. We will continue to strategically evaluate our distribution network. In addition to our own products, we also distribute complementary third-party products, which increases distribution capacity utilization and cash flow contribution without requiring significant additional capital investment by us.

Favorable Industry Fundamentals. As a leading supplier to the infrastructure market, we are well positioned to benefit from increases in infrastructure spending. Although governmental spending cutbacks (particularly at the state and local level) are expected to marginally decrease infrastructure spending in 2003, activity is forecasted to increase in subsequent years with the continuation of high federal highway funding levels and when state and local spending picks up again for other needed infrastructure requirements such as sewage and drainage projects. The downturn in nonresidential construction that has occurred in 2001 and 2002 (and which is forecasted to continue in 2003) is expected to return to reasonable levels of growth in 2004.

Capital Expenditure Capability. Historically, our capital expenditures were relatively low as the significant majority of wire product offerings for concrete reinforcement applications could be manufactured utilizing our existing equipment. During fiscal 2002, capital expenditures totaled approximately $5.5 million, of which $2.2 million was for maintenance/refurbishment of existing equipment. In 2002, we did commit to purchase some new state of the art welding equipment for our wire mesh operations in order to expand our product portfolio capability and to enhance operating efficiencies.

Experienced Management Team. Our senior management team is one of the most experienced in our respective lines of business. This management team has produced a consistent track record of growth and profitability. It is well-regarded for identifying growth opportunities, promoting and developing the product portfolio, and executing acquisitions. Having completed 26 acquisitions since 1987, our team is experienced in identifying potential acquisition targets, completing at attractive multiples, identifying opportunities for increasing efficiencies and enhancing value and successfully integrating the target's operations.

Business Strategy

Our strategic objective in both the Fence segment and Concrete Construction Products segment is to enhance our leading market positions and improve profitability. This objective is to be achieved through the effective execution of the following strategies.

Increase Sales Mix to Higher Growth and Higher Margin Products. Our product strategy targets those items whose attractiveness to the ultimate consumer is growing at rates greater than more established, traditional products. Examples of these higher growth products are ornamental iron and polyvinyl chloride "PVC" fence, engineered structural mesh, plastic rebar supports and tilt-up construction accessories. Our marketing capabilities relating to these products have been enhanced. Manufacturing more of these items (instead of purchasing them from third parties and reselling them) will result in higher margins.

Reduce Product Costs and Distribution Costs. Our ability to provide customers with high quality products at competitive prices has always benefited from our raw material purchasing economies. Since most of the products we manufacture are produced primarily from steel rod, we are one of the largest buyers of steel rod in the United States. As a result, we are able to consistently purchase steel rod at a discount to industry standards. Our ability to competitively purchase large quantities of other raw materials and purchased products has been recently enhanced through the consolidation of our requirements into a centralized purchasing function. Over the last several years, the growth of our business through acquisitions has resulted in an increased number of manufacturing plants and distribution centers. In 2002, the process has been initiated to rationalize a number of our existing manufacturing and distribution locations in order to reduce fixed operating costs, improve manufacturing and distribution processes, introduce more efficient machinery and equipment and eliminate unprofitable product offerings.

Expand Markets for Fence and Concrete Construction Products. We seek market share opportunities through geographic expansion, new product offerings, and promotion of cost-effective solutions. For example, we promote engineered structural mesh as a cost-effective alternative to steel reinforcing bar used in concrete construction, including roads, bridges, and other heavy construction projects. Although structural mesh has a higher initial cost to the customer than steel reinforcing bar, we believe the final overall cost is generally lower if structural mesh is utilized. As a result, we believe the market for this product represents a meaningful growth opportunity.

Pursue Strategic Acquisitions. We provide products utilized in infrastructure, commercial, and residential construction activity through an effective and continually improving manufacturing and distribution network. Our acquisition strategy continues to include opportunities within our existing markets that provide not only revenue growth but also synergistic savings. In addition, we can further enhance our purchasing power and more effectively utilize our manufacturing plant and distribution network by pursuing acquisition opportunities that introduce new products. We have substantial experience in identifying and completing business acquisitions.

Acquisitions

Historically, we have achieved a significant portion of our growth through business acquisitions. The Company has completed 3 acquisitions since fiscal 2000, aggregating approximately $68.9 million in consideration, including one acquisition in fiscal 2003. We completed one acquisition each in 2000 and 2001, and we had no acquisitions in fiscal 2002.

On February 3, 2000, the Company purchased all of the issued and outstanding capital stock of Hallett Wire Products Company, a Minnesota Corporation ("Hallett"). Hallett manufactured welded wire mesh at facilities located in St. Joseph, Missouri and Kingman, Arizona. Hallett had net sales of approximately $37 million for the year ended December 31, 1999. We funded the total acquisition price of $40.0 million from our revolving credit facility.

On February 1, 2001, the Company purchased certain assets of Page Two, Inc. and Kewe 3, Inc. for cash of $2.0 million, which we funded from our revolving credit facility. The assets consisted primarily of a production line for the application of an aluminum coating on strand wire located in Bartonville, Illinois, as well as accounts receivable, inventories and goodwill. The machinery and equipment was moved to a Company owned facility in New Paris, Indiana in late 2002.

On December 30, 2002, the Company purchased all of the issued and outstanding shares of SRP. The purchase price recorded in fiscal 2003 by the Company was approximately $27.4 million, including $3.6 million for the present value of contracted installment payments. The $23.8 million cash disbursement was funded from our revolving credit facility. Additional acquisition costs could be recorded contingent upon the operating and financial success of the acquired facility. SRP manufactures welded wire mesh in a "state-of-the-art" facility located in Hazleton, Pennsylvania.

Business Segments

We report our results of operations in two business segments - Fence and Concrete Construction Products. Both segments share common factors in relation to seasonality of business and raw materials.

Seasonality and Cyclicality. Our products are used in the nonresidential, infrastructure, and residential construction industries. These industries are both cyclical and seasonal, and changes in demand for construction services have a material impact on our sales and profitability. The highest level of sales and profitability occur during the times of the year when climatic conditions are most conducive to construction activity. Accordingly, sales will typically be higher in the second and third quarters and will be lower in the first and fourth quarters. Historically, the nonresidential and infrastructure industries have tended to be less cyclical than residential construction. The recent significant downturn in nonresidential construction has been an exception to this historical tendency. We estimate that 60% of Fence segment sales and 87% of Concrete Construction Products segment sales are attributable to nonresidential and infrastructure activity. In addition, the national scope of our distribution network to serve diverse areas of high population growth limits the effects of any particular regional economic downturn.

Raw Materials. Our manufactured products are produced primarily from steel rod. Because both business segments require large quantities of the same raw material, we purchase steel rod in significantly larger quantities than would be necessary if the business segments were part of independent enterprises. Because of such large volume purchases, we believe that we typically purchase steel rod at a discount to industry standards. Since steel rod cost comprises a substantial portion of cost of goods sold (approximately 22% in fiscal year 2002), we believe such cost savings provide a competitive advantage.

Approximately half of our annual steel rod purchased is produced overseas. We purchase steel rod from several suppliers overseas and in the United States. The world-wide production of steel rod provides us with many purchasing options and, as a result, we are not reliant on any one supplier.

We will normally negotiate quantities and pricing on a quarterly basis for both domestic and foreign steel rod purchases. Because all agreements for the purchase of steel rod, whether foreign or domestic, are denominated in U.S. dollars, there are no significant risks of fluctuations in foreign currency exchange rates with respect to such agreements.

Fence Segment

Our Fence segment is made up of two operating divisions, Merchants Metals and Anchor Die Cast.

Merchants Metals is headquartered in Houston, Texas. Its operations are located throughout the United States and managed by geographic regions. Anchor Die Cast, a manufacturer of fence fittings, is located in Harrison, Arkansas. Our Fence segment contributed 57.6%, 53.8%, and 52.1% of consolidated net sales in fiscal years 2002, 2001, and 2000, respectively.

Production Process. Our chain link fence manufacturing process is virtually the same at each manufacturing facility. The dominant manufacturing process is "galvanized after weaving," where after wire drawing and weaving processes, the produced roll of chain link fabric is passed through molten zinc which attaches to the surface to protect against corrosion and to enhance appearance.

The segment also produces other types of coated wire fabric, including PVC coated, aluminum coated, and "galvanized before weaving". In addition, vinyl coatings are applied to the pipe, tubing, and fittings used with vinyl coated chain link fabric. Anchor Die Cast manufactures a full line of aluminum die cast and galvanized pressed steel fittings.

Products. Our Fence segment is one of the largest producers and a major distributor of hot dipped galvanized and vinyl coated chain link fence systems in the United States. The segment manufactures chain link fence systems at eight principal facilities.

Chain link fence systems include:

Galvanized After Weaving - Galvanized after weaving, or GAW, is the only zinc coated chain link fabric that is coated after weaving, ensuring all surfaces of the base metal are protected. Combined with zinc coated framework, galvanized chain link fence systems provide security and protection in commercial, industrial, and recreational fence applications.

Vinyl Coated Products - The Fence segment manufactures and distributes a variety of vinyl coated products, including vinyl coated chain link fence fabric, coated pipe and accessories. Merchants Metals utilizes its Colorbond I and Colorbond II systems for commercial, industrial and recreational applications.

Colorbond I provides a dependable, rugged, long-lasting protection, and is ideal for applications where high security and strength are required. Colorbond I is created by combining fabric made from either extruded and adhered, or fused and adhered wire with framework which meets the strict specifications of the American Society for Testing and Materials (ASTM), and is specified for highways, bridges, power plants and marine installations, by heavy industry and state and federal agencies.

Colorbond II offers long-lasting protection and maintenance free qualities and is often selected for light industrial and recreational projects. Colorbond II is created by combining fabric that is made from extruded, extruded and adhered, and fused and adhered wire with high strength framework which meets the ASTM standards for coating. These systems are environmentally safe and aesthetically pleasing. As such, they are specified for a variety of applications including perimeter security systems for hospitals, pumping and transformer stations, parks, pools and playgrounds, athletic fields, and office complexes.

Secure-GuardTM is a high security chain link mesh that has smaller openings through which most objects cannot pass. The smaller opening enhances the security of the system as it minimizes the possibility of fingers and toes being inserted to facilitate climbing, as well as making it more difficult to manually cut through the fabric (there is a limited amount of space for wire cutters to operate). Secure-guard is ideal for special security applications including military facilities, prisons, industrial storage yards, bridges and pedestrian overpasses, and various governmental facilities. The Secure-Bond™ fencing system is a specially formulated polyvinylchloride (PVC), compounded of virgin PVC resins, plasticizers and stabilizers that is fused and bonded to a high quality commercial grade steel core wire which has been given a standard coating of zinc. With this Merchants Metals exclusive process, the galvanized steel substrate is mechanically cleaned and chemically treated to produce a molecular bond between the galvanized core and the vinyl. The strength of the bond is greater than the cohesive strength of the PVC material itself. This permanently fused vinyl coating provides a dense and impervious covering, free of voids, with a smooth surface. The process permits the use of a larger diameter core wire because it requires only a 7 to 10 mil (thousandths of an inch) coating of vinyl (compared to the approximate 15 to 25 mil vinyl coating for extruded plastic coated wire) to assure protection from corrosion. The resulting product is a wire with a fused-on vinyl coating that is evenly applied and free of pin holes and blisters. The vinyl coating will not peel, crack or shrink, is flexible and bends at temperatures as low as -20°F. Security fencing is corrosion and abrasion resistant and will not support combustion.

Ornamental Iron Fence Panels - Ornamental iron fence panels are constructed from high quality galvanized steel for maximum strength and durability. A finished coat of polyester powder is applied over zinc rich primer providing corrosion protection and aesthetic appeal. Ornamental iron fences are commonly used for private and semi-private residential developments, apartment complexes, universities, parks, and various other applications.

Other manufactured products are:
    aluminized chain link fence fabric;
    a full line of aluminum die cast and galvanized pressed steel fittings;
    vinyl coated pipe and accessories; and
    gates.

Our Fence segment also distributes a variety of fence products purchased from third parties, including:
    pipe;
    tubing;
    wood;
    vinyl;
    ornamental iron and aluminum fence products;
    gates;
    hardware; and
    other related products.

Fence products are used in a variety of applications. The chain link fence products primarily serve as security fencing at nonresidential, residential, and governmental facilities, including the following:

    manufacturing and other industrial facilities;
    warehouses;
    schools;
    airports;
    correctional institutions;
    military facilities;
    recreational facilities;
    swimming pools; and
    dog kennels.

Polyvinyl chloride ("PVC") color coated wire, together with vinyl coated colored pipe, tubing and fittings, are used primarily to enhance the appearance of a chain link fence system (e.g., residential applications, tennis courts, etc.). Our Fence segment also offers other fence products that are used primarily in the construction of wood, vinyl, aluminum or ornamental iron fence systems, and in the construction of all sizes and styles of fence gates for the residential and nonresidential markets.

In fiscal year 2002, approximately 50% of our Fence segment sales represented products we manufactured. The remaining fence products were purchased as finished goods from third parties for distribution. Purchases of finished fence products are primarily from domestic manufacturers. We believe our full line of fence products provides a competitive advantage by giving us the ability to provide a "one-stop shop" solution for our customers, thereby promoting customer loyalty.

Sales and Marketing; Principal Customers. Our Fence segment sells fence products principally to fence wholesalers and to nonresidential and residential contractors. Although some of our fence products sales are made to the ultimate consumer by home centers, home centers are not a primary focus of our Fence segment's sales efforts. No customer accounted for more than 10% of our Fence segment revenues in fiscal year 2002.

The employees consist of inside and outside sales personnel, distribution center managers, sales managers, and customer service representatives. Sales generally are made through 53 regional distribution centers (eight of which are located at manufacturing facilities), located in 30 states. Because customer orders typically require rapid turn-around time, the distribution centers are strategically located near customers' facilities. The segment also distributes its fence products through a network of approximately 400 authorized dealers located across the country.

Competition. Our Fence segment's major national competitor is Master-Halco, Inc., which has a more extensive distribution network than Merchants Metals. Our segment also competes with other national and regional competitors.

Although the ability to sell fence products at a competitive price is an important competitive factor, we believe other factors, such as perceived quality of product and service and ability to deliver products to customers quickly, are also important to our fence customers.

Concrete Construction Products Segment

Our Concrete Construction Products segment is made up of two divisions, Ivy Steel & Wire ("Ivy"), which produces welded wire reinforcement products (wire mesh), and Meadow Burke Products ("Meadow Burke"), which produces concrete accessories. Ivy is headquartered in Houston, Texas and Meadow Burke is headquartered in Tampa, Florida. Both companies segregate their management and operations by geographic region. Our Concrete Construction Products segment comprised 42.4%, 46.2% and 47.9% of our consolidated net sales in fiscal years 2002, 2001 and 2000, respectively.

Production Process. Our Concrete Construction Products segment manufactures its products at 11 principal facilities, which are strategically located throughout the U.S. Welded wire reinforcement is produced from wire drawn from low-carbon, "hot-rolled" steel rod that ranges in size from 1/8-inch diameter to 3/4-inch diameter, in both smooth and deformed patterns. Wire mesh is manufactured on large automatic welding machines that use the electrical resistance method. Welded wire reinforcement products are designed, engineered and manufactured based on customer project specifications which are custom manufactured and delivered to the end user.

Commodity building mesh generally is produced in roll and sheet form and is made with smaller diameter wire. Pipe mesh generally is custom-made to customer specifications. Additional steps in the process of producing structural wire mesh often include:

    cutting to exact sizes;
    bending the mesh to precise shapes; and
    preparing the surface to allow for the application of special coatings.

The concrete accessories manufacturing process also consists of drawing steel rod into wire that is then fed into automatic forming and resistance welding machines which produce the finished product. Additional manufacturing processes include:

    various punch press operations;
    threading;
    machining;
    painting; and
    epoxy coating of products.

In addition to steel rod, which is the primary raw material for concrete accessories, other raw materials are used such as:

    round and flat bar stock;
    slit steel coils; and
    reinforcing steel bars.

Products. The segment provides a variety of products for use in the commercial, residential, and infrastructure markets.

Welded wire reinforcement can be used in virtually any reinforced concrete application, including highways, bridges, airport taxiways, pipelines, sewage and drainage projects, and precast products.

Welded wire reinforcement products include:

Structural Mesh Products - Structural mesh is a wire mesh product designed as an alternative to steel reinforcing bar. It is utilized primarily in the commercial construction and infrastructure markets for applications that include bridge beams, highways, bridges, airport taxiways, and parking decks.

The segment manufactures structural products under the trade name Varigrid®. As the name implies, the spacing or "grid" of the mesh can be varied in both directions. We believe Varigrid provides advantages over other reinforcement products. It decreases the amount of steel required to meet job specifications, while improving placement speed and quality control. Total cost is therefore less, as the construction crews that tie larger quantities of rebar in place are not needed.

Precast box culverts are becoming more widely used in structures for the conveyance of storm water runoff in certain regions of the country. Departments of Transportation, local governments, and private developers are increasingly specifying box culverts on their projects. The steady increase in box culvert demand has challenged the precaster to develop new and better means of providing a quality product at a competitive price. We believe we are the industry leader in the design and production of custom welded wire reinforcement sheets for the precast concrete industry. Additionally, we provide innovative reinforcement sheets that are improving the way culvert cages are constructed.

As part of this strategy to introduce unique and innovative precast products, we introduced the Acc-U-Cage® reinforcement system. Acc-U-Cage sheets are manufactured using our Varigrid technology using variable lengths and wire sizes, to effectively place the steel in the required location. Each sheet is bent into a "U" shape for quick assembly with two "U" shapes forming the inside cage and two "U" shapes forming the outside cage resulting in rigid cages without over-steeling.

Structural mesh is marketed as a cost-effective alternative to steel reinforcing bars. Although structural mesh has a higher initial cost to the customer than does steel reinforcing bar, we believe the overall construction cost to the customer is generally lower if structural mesh is utilized.

Building Mesh Products - Building mesh is used in residential and light nonresidential construction, including sidewalks and driveways, slab foundations and concrete walls, and various other applications. Building mesh products are sold in sheets and rolls and represent scaled back versions of our Varigrid systems manufactured to customer specifications.

Building mesh products also include Steeltex®, which is a combination of wire mesh with a special waterproof backing containing glass reinforced fibers which are embedded in the paper for additional strength. Steeltex applications include building of swimming pools, miniature golf courses and stucco applications.

Pipe Mesh Products - Pipe mesh products are manufactured to customer specifications for use in the construction of reinforced concrete pipe and, among other things, drainage and sewage systems and water treatment facilities. Pipe mesh can be manufactured in a multitude of sizes to meet any job requirement. Ivy has been producing pipe mesh for over 40 years.

Bright Basic Wire Products - Low, medium, and high carbon Bright Basic Wire is produced for various industrial applications which are marketed in either coils or straight and cut lengths. With tensile and yield strengths higher than rebar, straight and cut deformed wire may be cut to exact lengths and substituted for many jobs requiring rebar.

In addition, the segment produces over 2,000 specialized accessories used in concrete construction, including products used to position and install steel reinforcing bar and wire mesh reinforcing grid.

Concrete accessories include the following:

Metal Rebar Supports - Metal rebar supports is the leading volume product in our concrete accessories product line. Four regional manufacturing plants produce these products for their respective markets. We believe we are one of the market leaders in both service and quality. Metal rebar supports are used for positioning rebar in concrete slabs for maximum strength benefit of the steel rebar. Rebar supports are mill finish, galvanized, epoxied or stainless steel in composition.

Precast and Prestressed Products - Precast and prestressed products cover a wide range of products from our Rapid Lift and Starcon engineered lifting systems to prestress strand hold downs and coil products as well. We are one of the industry leaders in product development for the precast market with such innovative products as the Hook Lift utility anchor and the patented Rapid-Lok gravity structural connection plate system. Companies in the precast market produce a product line ranging from structural concrete beams and lite walls for parking garages and bridges, to sound walls and exterior architectural facades for buildings.

Tilt Up Construction Products - Tilt up construction products consist of the patented SuperLift III® system, a preferred product of concrete tilt-up professionals. SuperLift III provides tilt-up professionals with superior lifting capacities and a line of super braces for holding up the erected walls on the job site. Meadow Burke engineers calculate all additional reinforcing and lifting stresses needed to provide a safe and efficient environment for the erection of this job site cast system for the perimeter walls of buildings.

Bridge Deck Products - Bridge deck products include bridge overhang brackets and bridge hangers for bridge deck applications and various other miscellaneous concrete accessories.

Wall Forming Accessories - Wall forming accessories such as snap ties and loop ties are produced for forming projects of poured in place construction. These accessories carry working loads for holding the concrete forms of steel or plywood in position for pouring concrete to dimensional designs for concrete walls and columns.

Heavy Paving Products - Heavy paving products such as welded dowel assemblies are manufactured in two facilities supporting the Northeast and Southeast regions of the United States. These welded dowel assemblies ("WDA") are load transfer devices used to extend the life of concrete pavement in road systems by reinforcing the joint of the roadway slab to prevent physical upheaval or vertical displacement.

Halfen Products - Halfen products are produced in Germany and distributed exclusively by Meadow Burke for the anchoring and connecting of curtain wall facades in commercial construction projects, as restraint anchors in precast concrete panel applications, and in pipe framing systems. Halfen anchors have a wide variety of applications and can be customized by Meadow Burke engineers.

Masonry Products - Masonry products consist of a patented concealed lintel systems. This product eliminates the need for exposed structural steel in masonry overhead openings.

Although the Concrete Construction Products segment manufactures most of its concrete accessories, certain products, such as plastic supports for steel reinforcing bar and certain types of form ties, are purchased from third parties for distribution by the segment. New products are continually introduced in an effort to provide a full line of concrete accessories to customers.

In fiscal year 2002, approximately 90% of the segment's sales represented manufactured products. The remaining 10% of the segment's sales were products purchased as finished goods from third parties for resale through our 22 regional distribution facilities.

Sales and Marketing; Principal Customers. The segment sells its products principally to the following persons:

    construction products distributors;
    industrial manufacturers (such as pre-casters of concrete products);
    large reinforcing bar fabricators;
    nonresidential building supply dealers; and
    construction contractors.

The sales force for the wire mesh product line, include inside and outside sales people and customer service representatives. Because orders for wire mesh products typically do not require the quick turn-around time required for concrete accessories, wire mesh products are shipped directly from one of the seven wire mesh manufacturing facilities to the customer, generally in truckload quantities. Most wire mesh production is in response to particular customer orders. Light wire mesh used for residential construction, however, is produced in standard patterns in anticipation of customer orders.

The sales force for concrete accessories consists of inside and outside sales people, customer service representatives and distribution center managers. Concrete accessories are distributed primarily through 15 regional distribution centers (four of which are located at concrete accessories manufacturing facilities). Because orders for concrete accessories typically require rapid turn-around time, these distribution centers are strategically located near customers' facilities.

There was one customer that accounted for more than 10% of the Concrete Construction Products segment net sales in fiscal year 2002, although this customer did not account for more than 10% of our consolidated net sales.

Competition. The segment's major competitor for wire mesh is Insteel Industries, Inc. The segment also faces regional competitors in the Northeastern, Midwestern, Southeastern, and Mid-Atlantic states. There is also competition from smaller regional manufacturers and wholesalers of wire mesh products.

The concrete accessories product line faces competition from several significant competitors. Dayton-Superior Corporation is the leading full line national participant in the concrete accessories market. Universal Form Clamp, Inc. also has distribution in most regions of the country. The segment also faces competition from other regional competitors, which offer a more limited number of products.

We believe our ability to produce a greater variety of wire mesh products in a wider geographical area provides a competitive advantage to major accounts, as well as the ability to provide custom-made products that fit our customers' individual needs. For concrete accessories, we believe overall product quality, price, extensive product selection and the ability to deliver products quickly are the principal competitive factors.

We believe our raw material costs (which we believe are lower than many of our competitors) enhance the segment's ability to compete effectively with respect to product price in the concrete construction market.

Regulation

Environmental Regulation. We are subject to extensive and changing federal, state and local environmental laws and regulations including laws and regulations that:

    relate to air and water quality;
    impose limitations on the discharge of pollutants into the environment; and
    establish standards for the treatment, storage, and disposal of toxic and hazardous wastes.

Stringent fines and penalties may be imposed for noncompliance with these environmental laws and regulations. In addition, environmental laws could impose liability for costs associated with investigating and remediating contamination at our facilities or at third-party facilities at which we have arranged for the disposal treatment of hazardous materials.

As an owner and operator of real estate, we may be liable under applicable environmental laws for cleanup and other costs and damages, including tort, resulting from past or present spills or releases of hazardous or toxic substances on or from our properties. Liability under these laws may be imposed without regard to whether we knew of, or were responsible for, the presence of such substances on our property, and, in some cases, may not be limited to the value of the property. The presence of contamination, or the failure to properly clean it up, also may adversely affect our ability to sell, lease or operate our properties or to obtain additional capital funding. Currently, we have no remediation obligations at any property we own or lease. We are a potentially responsible party at various Superfund sites as a result of the off-site disposal of hazardous wastes. At all of these sites, we were a minor contributor of waste. While it is not possible to provide a definitive estimate of liability, given the limited amount of waste disposed, the potential liability is not expected to be material.

We believe our facilities are currently in substantial compliance with applicable environmental laws and regulations. Environmental laws continue to be amended and revised to impose stricter obligations, however, and compliance with future additional environmental requirements could necessitate capital outlays. We cannot predict the impact on our operations of any such future requirements, if enacted, although we believe such regulations would be enacted over time and would affect the industry as a whole.

Health and Safety Matters. Our facilities and operations are governed by laws and regulations, including the federal Occupational Safety and Health Act, relating to worker health and workplace safety. We believe we take appropriate precautions to protect employees and others from workplace injuries and harmful exposure to materials handled and managed at our facilities. While we do not anticipate we will be required in the near future to expend material amounts by reason of such health and safety laws and regulations, we are unable to predict the ultimate cost of compliance with these changing regulations.

Employees

As of July 1, 2003, we had approximately 2,400 full time employees. We are a party to six collective bargaining agreements. These agreements are with six unions, and as of July 1, 2003, a total of 55 employees were members. The six collective bargaining agreements cover employees at the following facilities:

    Baltimore, Maryland(1);
    Tampa, Florida;
    Whittier, California; and
    Palisades Park, New Jersey.

(1)Bargaining agreement still exists even though operations were discontinued in the first quarter of 2003 and employees terminated.

The acquisition of SRP on December 30, 2002 included the assumption of a workforce that has approved union certification. A collective bargaining agreement has not yet been negotiated.

We consider our relations with our employees and the unions to be good.

Properties

Our principal executive offices and Fence segment headquarters are located in 19,806, and 20,000 square feet, respectively, of leased space in Houston, Texas.

Our operating facilities consist of two categories, manufacturing plants and distribution centers. We own the majority of the manufacturing plants, whereas the majority of distribution centers are leased from third parties. The following table sets forth the general information of each of our facilities by operating segment as of March 28, 2003:

Fence Manufacturing Plants	State	Square Feet (1)
Bladensburg - Leased	Maryland	152,000
Houston - Owned	Texas	142,000
Harrison - Owned	Arkansas	74,000
Statesville - Owned	North Carolina	74,000
New Paris - Owned (2)	Indiana	72,000
Brighton - Leased	Michigan	66,000
San Fernando - Leased	California	44,000
Whittier - Owned	California	29,000
Total Fence Manufacturing Plants		653,000
Concrete Construction Products Manufacturing Plants	State	Square Feet (1)
Ft. Worth - Owned	Texas	162,000
Jacksonville - Owned (2)	Florida	146,000
Houston - Owned/Leased	Texas	137,000
St. Joseph - Owned (2)	Missouri	112,000
Kingman - Owned	Arizona	109,000
Hazleton - Owned	Pennsylvania	98,000
Pompano Beach - Owned	Florida	93,000
Hazleton - Leased	Pennsylvania	77,000
Converse - Leased	Texas	72,000
Tampa - Owned	Florida	72,000
Tampa - Owned/Leased	Florida	55,000
Total Concrete Construction Products Manufacturing Plants		1,133,000
Distribution and Other Facilities	States	Square Feet (1)
Fence Distribution Centers (3)	29	591,000
Concrete Construction Products Distribution Centers (3)	9	308,000
Concrete Construction Products Engineering Centers - Leased	1	6,000
Inactive Plants Held-for-Sale	State	Square Feet (1)
Baltimore - Owned	Maryland	327,000
Oregon - Owned	Ohio	119,000

(1) Does not include square footage of outside storage and other outdoor areas.

(2) Expansion activities are currently underway at these manufacturing facilities that will increase the total square footage by approximately 108,700 square feet with completion expected in the second quarter of 2003

(3) The majority of distribution centers are leased properties

Each of our owned plants and facilities has been mortgaged as security under our credit facility.

Legal Proceedings

We are involved in various claims and lawsuits incidental to our business. We do not believe these claims and lawsuits in the aggregate will have a material adverse affect on our business, financial condition, results of operations or cash flows.

Management

Directors and Executive Officers

The following table sets forth relevant information regarding our directors and executive officers, including their respective ages.

Name	Age	Position
Julius S. Burns	71	Chairman and Director
Thomas F. McWilliams	60	Director
Carl L. Blonkvist	66	Director
John M. Piecuch	55	President, Chief Executive Officer, and Director
Robert N. Tenczar	53	Vice President, Chief Financial Officer and Secretary
James M. McCall	60	Vice President; President of Ivy Steel and Wire Division
Davy J. Wilkes	65	Vice President; President of Meadow Burke Products Division

Julius S. Burns has been Chairman of our board since January 2, 2001. Until December 1, 2001, he served as our President and Chief Executive Officer for 12 years. Prior to that he served for 13 years as President and General Manager of Ivy Steel & Wire Company, Inc. Mr. Burns has 36 years of related industry experience.

Thomas F. McWilliams has been a director since 1992. Mr. McWilliams is a Managing Director of Citicorp Venture Capital, Ltd. ("CVC"), a small business investment company and a managing partner of CVC Equity Partners. He has been affiliated with CVC since 1983. Mr. McWilliams is a member of CVC's investment committee. Mr. McWilliams is a director of Ergo Science Corporation, Polar Corporation, Royster Clark Group, Inc. and Strategic Industries, Inc.

Carl L. Blonkvist has been a director since April 1997. Mr. Blonkvist is CEO/ President of Blonkvist Associates, a consulting firm, since 2002. Mr. Blonkvist was with Page-Wheatcroft & Co. as Senior Vice President and Chief Operating Officer from 1999 to 2002. Mr. Blonkvist was Senior Vice President of Coca-Cola Foods from January 1994 to April 1996, and was a Senior Partner of Computer Science Corporation, a consulting firm, from 1991 to 1994. In 1984, Mr. Blonkvist formed Paragon Consulting Group, a consulting firm specializing in operations strategy, which was purchased by Computer Science Corporation in 1991. Mr. Blonkvist spent twenty years with Booz, Allen, and Hamilton as Senior Vice President and National Leader of their Operations practice.

John M. Piecuch has been our President and Chief Executive Officer and a director since December 17, 2001. Mr. Piecuch was the President and Chief Executive Officer of Lafarge Corporation, one of the largest construction material companies in North America, from 1996 to 2001. Mr. Piecuch is a director of Brampton Brick Limited, a Canadian producer of construction and industrial products.

Robert N. Tenczar has been our Vice President, Chief Financial Officer and Secretary since May 1993. From 1985 to 1993, Mr. Tenczar was employed by Baker Hughes Incorporated, Houston, Texas, his last assignment as Vice President - Finance of its EnviroTech Controls division.

James M. McCall has been employed by us and our predecessors in various management positions of increasing responsibility since 1975, as General Manager of Wire Mesh operations since 1989 and the President of the Ivy Steel and Wire division since 1999. Mr. McCall has 37 years of related industry experience.

Davy J. Wilkes has been employed by us and our predecessors since 1974, as General Manager of Concrete Accessories operations since November 1992 and the President of the Meadow Burke Products division since 1999. Mr. Wilkes has 41 years of related industry experience.

Each director holds office until our next annual meeting of stockholders or until their successor is duly elected and qualified. All officers are elected annually and serve at the direction of our board of directors. Our directors are reimbursed for all expenses actually incurred for each board meeting which they attend. One member of our board of directors, Mr. Blonkvist, receives a fee of $2,000 per meeting he attends. Mr. Burns receives a per diem payment in accordance with his employment agreement. The other members of our board of directors do not receive a fee for any meetings they attend. Our executive officers are elected by our board of directors to serve at the discretion of our board.

Indemnification of Directors

We have entered into indemnification agreements with our directors and executive officers pursuant to which we will indemnify these persons against expenses (including attorney's fees), judgments, fines and amounts paid in settlement incurred as a result of the fact that any of these persons in his or her capacity as a director or officer, is made or threatened to be made a party to any suit or proceeding. These persons will be indemnified to the fullest extent now or hereafter permitted by the General Corporation Law of the State of Delaware.

The indemnification agreements also provide for the advancement of expenses to such directors and officers in connection with any such suit or proceeding.

The Company holds a directors' and officers' liability insurance policy that insures the directors and corporate and business unit officers of the Company and its subsidiaries against certain liabilities they may incur in the performance of their duties, and the Company against any obligation to indemnify such individuals against such liabilities.

Executive Compensation

The following table sets forth the compensation for fiscal years 2002, 2001, and 2000 awarded to or earned by our chief executive officer and other highly compensated individuals who served as executive officers during such period.

Summary Compensation Table

		Annual Compensation		All Other Compensation
Name and Principal Position (1)		Salary	Bonus	401(k)	Pension	Other

John M. Piecuch President and Chief Executive Officer	2002 2001	$ 561,070 46,635	$ 450,000 --	$ 3,273 --	$ -- --	$102,626 (2) --

Julius S. Burns Chairman of the Board, Former President and Chief Executive Officer	2002 2001 2000	393,134 631,008 284,040	-- -- 258,522	-- -- --	25,040 25,807 24,899	-- -- --

Ronald R. Ross Former President and Chief Executive Officer	2002 2001 2000	-- 220,009 162,600	-- -- 250,000	-- -- --	-- -- --	-- 300,000 (3) --

James M. McCall Vice President; President - Ivy Steel and Wire Division	2002 2001 2000	208,650 199,608 186,720	37,000 89,304 116,064	2,171 1,248 1,166	15,444 14,338 15,485	-- -- --

Davy J. Wilkes Vice President; President - Meadow Burke Products Division	2002 2001 2000	193,050 184,596 172,200	59,000 101,148 106,569	2,169 1,269 1,183	25,373 22,480 23,508	-- -- --

Robert N. Tenczar Vice President, Chief Financial Officer and Secretary	2002 2001 2000	183,830 175,780 167,240	25,092 68,289 78,412	2,293 1,271 1,257	9,231 8,111 8,651	-- -- --

  The named executive officers did not receive annual compensation not properly categorized as salary or bonus, except for perquisites and other personal benefits which are not shown because the aggregate amount of such compensation for each of the named executive officers during the fiscal year did not exceed the lesser of $50,000 or 10% of total salary and bonus reported for such executive officer, except as noted.
  Represents amounts paid by the Company, on behalf of executive, for relocation.
  Represents severance paid to the former President & Chief Executive officer.

Retirement Plans

Through January 31, 2002, the Company maintained two defined contribution plans - the MMI Products, Inc. 401(k) Savings Plan (the "401(k) Plan") and the MMI Products, Inc. Pension Plan (the "Pension Plan"). Effective February 1, 2002, the two plans have been merged. The MMI Products, Inc. Retirement and 401(k) Savings Plan (the "Merged Plan") incorporates a 401(k) feature for all employees who contribute a portion of their compensation to the Merged Plan. The Company will match employee contributions of up to 2% of their individual compensation at a rate of 50%. The Company will also contribute a discretionary amount to the Merged Plan for the benefit of all eligible employees, whether they participate in the 401(k) feature or not. Employees covered by a collective bargaining agreement have not been eligible for the previous plans nor are eligible under the Merged Plan.

Under the Merged Plan, vesting in the Company's matching 401(k) contribution is immediate. Vesting in the discretionary retirement contribution will be over a three year period.

Employment and Other Agreements

John M. Piecuch

John M. Piecuch, our President and Chief Executive Officer, has entered into an agreement which was executed on July 31, 2002. The agreement provides an annual salary of $550,000, and a bonus based on performance. A minimum bonus of $450,000 was guaranteed for fiscal 2002.

Julius S. Burns

Julius S. Burns, our Chairman of the Board, has entered into an employment agreement with us that will expire, unless renewed, on April 30, 2004. The agreement provides a per diem payment to Mr. Burns of $2,873.56 for each day that he performs services under the agreement with a maximum annual salary of $750,000. The agreement also precludes Mr. Burns from competing with our company during the term of the agreement.

Ronald R. Ross

On April 16, 2001, we entered into a separation agreement with Ronald R. Ross, our former President and Chief Executive Officer. Under the terms of the separation agreement, Mr. Ross resigned as President, Chief Executive Officer and director. Mr. Ross served in such capacities from October 16, 2000 until April 13, 2001. Under the separation agreement, we agreed to pay Mr. Ross a one-time cash severance payment of $211,650 (net of tax withholding). The separation agreement also contains customary non-solicitation, nondisparagement and confidentiality provisions and a mutual release of claims arising from Mr. Ross' employment.

Repurchase Agreements

Each member of our management that owns common stock of MMHC holds such stock subject to various repurchase agreements. Until the ownership in stock vests, MMHC may repurchase such common stock for $1.00 per share upon the termination of such person's employment. Under Mr. Burns' repurchase agreement, MMHC may repurchase his vested common stock for fair market value.

Compensation Committee Interlocks and Insider Participation

Our board of directors is responsible for determining executive officer compensation. John M. Piecuch currently serves as both a director and as an officer of our company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

We are a wholly owned subsidiary of MMHC. The following table sets forth relevant information regarding the beneficial ownership of MMHC's capital stock as of July 1, 2003, by:

  each person who we know to beneficially own more than 5% of any class of voting securities of MMHC;
  each of our directors and named executive officers; and
  all directors and executive officers as a group.

MMHC has three classes of common stock. MMHC's Class A common stock, par value $0.01 per share, Class B common stock, par value $0.01 per share and Class C common stock, par value $0.01 per share vote together as a single class. The Class A common stock is the class into which all other classes of common stock are convertible, and until all classes are converted, has 17% of the combined voting power of all three classes of common stock. Each share of Class A common stock has voting power equal to its pro rata share of such 17.0% vote. The only outstanding shares of Class A common stock are held by Carl L. Blonkvist. The Class B common stock has 49.5% of the combined voting power of the three classes of common stock and is held by Court Square Capital, Limited ("Court Square") and its affiliates and associates. All of the Class B common stock shares will be voted in accordance with a majority of interest vote of such class, which is held by Court Square. The Class C common stock has 33.5% of the combined voting power of the three classes of common stock and is held by management of MMHC. Class B common stock is convertible into Class A common stock upon the first to occur of the date on which the outstanding number of shares of Class B common stock represents less than 45% of the outstanding common stock and upon a vote of the holders of a majority in interest of the Class B common stock to convert their shares of Class B common stock into Class A common stock. In addition, any holder of the Class B common stock, other than Court Square, may convert his or its shares to Class A common stock at such time as such person is no longer affiliated or associated with Court Square. The Class C common stock automatically converts into Class A common stock upon an initial public offering, if required by the underwriters, or at such time as no shares of Class B common stock are still outstanding. As of July 1, 2003, 2,000 shares of Class A common stock, 818,164 shares of Class B common stock and 177,565 shares of Class C common stock were outstanding.

MMHC also, as of July 1, 2003, has outstanding, 648,000 shares of one series of non-voting and non-convertible Preferred Stock, par value $0.01 per share.

	Number of Shares				Percent of Class
	(In thousands)
	Common Stock				Common Stock
Name and Address	Class A	Class B	Class C	Preferred Stock	Class A	Class B	Class C	Preferred Stock
Court Square Capital, Limited.(10) c/o Citicorp Venture Capital, Ltd. 300 Park Avenue, 14th FL, Zone 4 New York, New York 10043	--	662(2)	--	510(3)	--	80.9%	--	78.7%
CCT Partners VI, L.P.(9) c/o Citicorp Venture Capital, Ltd. 300 Park Avenue, 14th FL, Zone 4 New York, New York 10043	--	116(4)	--	90(5)	--	14.2%	--	13.8%
Julius S. Burns(7) 515 W. Greens Rd., Suite 710 Houston, Texas 77067	--	--	75	--	--	--	42.1%	--
William T. Comfort(9) c/o Citicorp Venture Capital, Ltd. 399 Park Avenue, 14th FL New York, New York 10022	--	138	--	107	--	16.9%	--	16.5%
Thomas F. McWilliams c/o Citicorp Venture Capital, Ltd. 399 Park Avenue, 14th FL New York, New York 10022	--	(6)	--	(6)	--	(6)	--	(6)
Carl L. Blonkvist 5121 Tanbark Drive Dallas, Texas 75229	2	--	--	--	100%	--	--	--
John M. Piecuch(8) 515 W. Greens Rd., Suite 710 Houston, Texas 77067	--	--	--	--	--	--	--	--
Robert N. Tenczar 515 W. Greens Rd., Suite 710 Houston, Texas 77067	--	--	13	2	--	--	7.2%	*
James M. McCall 515 W. Greens Rd., Suite 710 Houston, Texas 77067	--	--	24	5	--	--	13.2%	*
Davy J. Wilkes 5110 Santa Fe Road Tampa, FL 33619-6899	--	--	4	--	--	--	1.9%	--
All directors and executive officers as a group	2	(6)	116	7(6)	100%	(6)	64.4%	*(6)

Footnotes

* Indicates an ownership percentage of less than 0.01%

(1) If all shares of Class B Common Stock and Class C Common Stock were converted into shares of Class A Common Stock, the following record shareholders would hold the following percentages of the total outstanding shares and voting power of the Class A Common Stock, subject to the other footnotes in this table: Court Square Capital, Limited - 66.3%; CCT Partners VI, L.P. - 11.7%; Julius S. Burns - 7.5%; William T. Comfort - 13.9%; Carl L. Blonkvist - 0.2%; Robert N. Tenczar - 1.3%; James M. McCall - 2.4%; Davy J. Wilkes 0.4%; and all directors and executive officers as a group - 11.8%.

(2) Does not include approximately 116,000 shares of Class B Common Stock owned of record by CCT Partners VI, L.P., an affiliate of Court Square Capital, Limited, as to which Court Square Capital, Limited disclaims beneficial ownership.

(3) Does not include approximately 90,000 shares of Preferred Stock owned of record by CCT Partners VI, L.P., an affiliate of Court Square Capital, Limited, as to which Court Square Capital, Limited disclaims beneficial ownership.

(4) Does not include approximately 662,000 shares of Class B Common Stock owned of record by Court Square Capital, Ltd., an affiliate of CCT Partners VI, L.P., as to which CCT Partners VI, L.P. disclaims beneficial ownership.

(5) Does not include approximately 510,000 shares of Preferred Stock owned of record by Court Square Capital, Ltd., an affiliate of CCT Partners VI, L.P., as to which CCT Partners VI, L.P. disclaims beneficial ownership.

(6) Thomas P. McWilliams has a 26.2% indirect interest in CCT Partners VI, L.P.'s investment in MMHC, which is not included in this amount.

(7) Julius S. Burns is also Chairman of MMHC

(8) Mr. Piecuch is expected to receive an equity package in MMHC, the terms of which have not been finalized.

(9) Includes shares owned by CCT Partners VI, L.P. and the Natasha Partnership, both of which William T. Comfort is the general partner and holds voting control.

(10) Court Square Capital, Limited is an indirect wholly owned subsidiary of Citigroup Inc., a publicly held company.

RELATED PARTY RELATIONSHIPS AND TRANSACTIONS

On November 12, 1999, MMHC completed a recapitalization transaction in which, among other things, it entered into a $69.2 million subordinated credit facility due in 2007 with Citicorp Mezzanine Partners, L.P. ("Citicorp Mezzanine"), an investment fund managed by an affiliate of CVC. Interest, at a rate of 14% per annum on the MMHC Credit Facility, is payable semi-annually in cash or in kind at the option of MMHC. Any payment of the loan must also include any accrued and unpaid interest and a premium on the principal amount paid such that an internal rate of return of 20% is earned by Citicorp Mezzanine. In connection with the MMHC Credit Facility, MMHC also issued a warrant to Citicorp Mezzanine to purchase 105,189 shares of its Class B common stock. The warrant is not exercisable until September 30, 2007, and then only if the MMHC Credit Facility has not been repaid.

Availability of cash for MMHC to pay the MMHC Credit Facility interest is principally dependent upon our cash flows. State of Delaware corporate law, the Company's Revolving Credit Facility agreement and senior subordinated notes indenture require us to meet certain tests before any dividends can be distributed to MMHC. In the 2002 fiscal year, MMHC paid $5.5 million on the MMHC Credit Facility. Cash for these payments was provided by borrowings under our revolving credit facility which was then paid as a dividend to MMHC.

Selling Noteholders

We originally issued the resale notes on March 6, 2002, in exchange for an equal aggregate principal amount of our 13% notes, together with a cash payment to the exchanging noteholders, in a transaction exempt from the registration requirements of the Securities Act. These holders, or in certain circumstances as we determine, their transferees, pledgees, donees or successors, may from time to time offer and sell any or all of their resale notes pursuant to this prospectus. The selling noteholders listed below and Bear, Stearns & Co. Inc. provided us the information contained in the following table with respect to the selling noteholders and the respective principal amount of 111/4% notes beneficially owned by them and which may be sold by each of them under this prospectus. We have not independently verified this information. See "Plan of Distribution."

The following table sets forth as of  May 28, 2003:

    the name of each holder of the resale notes,
    the principal amount at maturity of 111/4% notes which they may sell from time to time pursuant to the registration statement, and the percentage of outstanding 111/4% notes beneficially owned by each selling noteholder prior to any sales under this prospectus.

Name of selling noteholder	Principal amount at maturity of 111/4% notes that may be sold	111/4% notes outstanding (%)

Pacholder	2,000,000	1.1
Phoenix Mutual	3,600,000	1.9
Blackrock	2,000,000	1.1
Allianz	2,000,000	1.1
DLJ First Dominion (CSAM)*	6,000,000	3.2
Total	$15,600,000	8.3

______________

* This holder is an affiliate of a broker-dealer. At the time of the issuance of the 111/4% notes this holder represented and warranted to the Company that it was acquiring such notes for investment for its own account and not with a view to distribution thereof. This holder has further represented that its bonds were purchased in the ordinary course of its business.

Because the selling noteholders may, pursuant to this prospectus, offer all or some portion of the resale notes they presently hold, no estimate can be given as to the number or percentage of 111/4% notes that will be held by the selling noteholders upon termination of any such sales. In addition, the selling noteholders identified above may have sold, transferred or otherwise disposed of all or a portion of their resale notes in transactions exempt from the registration requirements of the Securities Act since the date on which they provided the information regarding their resale notes. This information may change from time to time, and, if required, such changes will be set forth in a supplement or supplements to this prospectus.

Only selling noteholders identified above who own the 111/4% notes set forth opposite each such selling noteholder's name in the foregoing table on the effective date of the registration statement, or in supplements to this prospectus, may sell such 111/4% notes pursuant to the registration statement.

Description of the 111/4% Notes

General

You can find the definitions of capitalized terms used in this description and not otherwise defined under the subheading "Certain Definitions." In this description, the word "notes" collectively refers to the 111/4% notes.

We issued the notes under an indenture we entered into with U.S. Trust Company of Texas, N.A., as trustee. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939.

The following description summarizes the provisions of the notes and the indenture that we believe to be material. We urge you to read the notes and the indenture because they, and not this description, define your rights as holders of these notes.

Brief Description of the 111/4% Notes

These notes:

    are general unsecured obligations of ours;
    are subordinated in right of payment to the prior payment in full of all our Senior Indebtedness;
    are pari passu in right of payment to all of our existing 13% and 111/4% notes and such future Indebtedness, which by its terms is pari passu to the 111/4% notes; and
    are senior in right of payment to all our existing and future subordinated Indebtedness.

We have two subsidiaries, MMI Management, Inc. and Ivy Steel & Wire, Inc. each of which is a Restricted Subsidiary. MMI Management, Inc. has a 99% limited partnership interest in, and the Company holds a one percent general partnership interest in, MMI Management Services, L.P., which is also a Restricted Subsidiary. If, in the future, we create or acquire any Subsidiaries, we are permitted to designate Subsidiaries as either "Restricted Subsidiaries," which will be subject to all the provisions of the indenture, or as "Unrestricted Subsidiaries," which generally will not be subject to the provisions of the indenture.

Principal, Maturity and Interest

On March 6, 2002, we issued new 111/4% notes in aggregate principal amount of $38.7 million, $15,600,000 of which are covered by this prospectus. The indenture allows us to issue additional notes in the future, provided we have no more than an aggregate principal amount of $200 million of 111/4% notes outstanding and provided we satisfy the requirements listed under the subheading "Covenants - Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock." Restrictions contained in our Credit Facility may also restrict our ability to issue additional notes under the indenture.

The notes were issued without coupons and in denominations of $1,000 and integral multiples thereof.

The notes mature on April 15, 2007.

Interest on the notes accrues at the rate of 111/4% per year and is payable semi-annually in arrears on April 15 and October 15 of each year, beginning on April 15, 2002 in the case of the resale notes, to holders of record on the immediately preceding April 1 and October 1.

Interest on the notes accrues from the most recent interest payment date. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

If you give us wire transfer instructions, we will make all principal, premium and interest payments on the notes in accordance with those instructions. All other payments on the notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless we elect to make interest payments by check mailed to the holders at their addresses shown in the register of holders of notes.

Paying Agent and Registrar for the Notes

The trustee is the paying agent and registrar under the indenture. We may act as paying agent or registrar under the indenture, and we may change the paying agent or registrar without prior notice to you.

Optional Redemption

After April 15, 2002, we may redeem the notes, at any time, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices, expressed as percentages of principal amount, shown below plus accrued and unpaid interest, any Liquidated Damages to the applicable redemption date, if redeemed during the twelve-month period beginning on April 15 of the years indicated below:

Year	Percentage
2003	103.750%
2004	101.875%
2005 and thereafter	100.000%

Selection and Notice

If we redeem fewer than all of the notes at any time, the trustee will select notes for redemption as follows:

    if the notes are listed, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or
    if the notes are not so listed, on a pro rata basis, by lot or whatever method the trustee deems fair and appropriate, unless otherwise provided in the indenture.

We will not redeem notes of $1,000 or less in part. We will mail notices of redemption by first class mail to each holder of notes to be redeemed at its registered address. If any note is redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of the note to be redeemed. We will issue a new note in principal amount equal to the unredeemed portion of the note in the name of the holder upon cancellation of the original note. Interest will cease to accrue on notes or portions of notes called for redemption on and after the redemption date unless we default in the payment of the redemption price, together with accrued and unpaid interest and any Liquidated Damages to the redemption date.

Mandatory Redemption

Except as provided below under the subheading "Repurchase at the Option of Holders," we will not be required to make mandatory redemption or sinking fund payments with respect to the notes.

Repurchase at the Option of Holders Upon a Change of Control

If a Change of Control occurs, we will be obligated to make an offer (a "Change of Control Offer") to you to repurchase all or any part, equal to $1,000 or an integral multiple of $1,000, of your notes at a repurchase price in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and any Liquidated Damages (the "Change of Control Payment") to the date of repurchase (the "Change of Control Payment Date"). Within 30 days following a Change of Control, we will be required to mail, or cause to be mailed, a notice to you describing the transaction or transactions that constitute the Change of Control and the Change of Control Offer. The Change of Control Offer must remain open for at least 30 and not more than 40 days, unless otherwise required by applicable law. In addition, we will be required to comply with the requirements of Rule 14e-1 under the Securities Exchange Act and any other securities laws and regulations thereunder if those laws and regulations are applicable to the repurchase of the notes as a result of a Change of Control.

On the Change of Control Payment Date, we will be required, to the extent lawful, to accept for payment all notes or portions of notes tendered under the Change of Control Offer;
    deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes so tendered, deliver or cause to be delivered to the trustee the notes so accepted together with an Officers' Certificate stating the aggregate principal amount of notes or portions of notes accepted for payment by us.

The paying agent will be required to promptly mail the Change of Control Payment to each holder of accepted notes and the trustee will promptly authenticate and mail, or cause to be transferred by book-entry, to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided, however, that each new note will be in a principal amount of $1,000 or an integral multiple of $1,000. We will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

With respect to the sale of assets referred to in the definition of a "Change of Control," the phrase "all or substantially all" as used in the indenture varies according to the facts and circumstances of the subject transaction, has no clearly established meaning under New York law, which governs the indenture, and is subject to judicial interpretation. Accordingly, there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of "all or substantially all" of the assets of a person and therefore it may be unclear whether a Change of Control has occurred and whether a Change of Control Offer is required.

Our Credit Facility prohibits us from purchasing any notes at any time before their maturity. In addition, our Credit Facility provides that certain Change of Control events with respect to us will constitute a default under our Credit Agreement. An event of default under our Credit Facility could result in an acceleration of the indebtedness under the facility, in which case the subordination provisions of the notes would require us to pay in full any of our Senior Indebtedness before we repurchase or make other payments on the notes. Any future credit agreements or other agreements relating to our Senior Indebtedness may contain similar restrictions and provisions.

If a Change of Control occurs at a time when we are prohibited from purchasing notes, we could seek the consent of our lenders to the purchase of notes or could attempt to refinance the borrowings that contain that prohibition. If we do not obtain a consent or repay those borrowings, we will remain prohibited from purchasing notes. In each case, our failure to purchase tendered notes would constitute an Event of Default under the indenture, which would, in turn, constitute a default under our Credit Facility. Under those circumstances, the subordination provisions in the indenture would likely restrict payments to you. None of the provisions relating to a repurchase upon a Change of Control are waivable by our board or the trustee.

Asset Sales

We will not be permitted to, and will not permit any of our Restricted Subsidiaries to, engage in any Asset Sale, unless:

(1) we or the Restricted Subsidiary, as the case may be, receives consideration at the time of the Asset Sale at least equal to the fair market value, evidenced by a resolution of the respective board provided in an Officers' Certificate delivered to the trustee, of the assets sold or otherwise disposed of;

(2) except in the case of Permitted Asset Swaps, at least 75% of the consideration received by us or the Restricted Subsidiary is in the form of cash or Cash Equivalents; provided, however, that the amount of:

(a) any liabilities, as shown on our or the Restricted Subsidiary's most recent balance sheet or in the related notes thereto, other than liabilities that are by their terms subordinated in right of payment to the notes, that are assumed by the transferee of any of those assets; and

(b) any notes or other obligations received by us or the Restricted Subsidiary from the transferee that are immediately converted by us or the Restricted Subsidiary into cash, to the extent of the cash received, will be deemed to be cash for purposes of this provision.

Within 360 days after the receipt of the Net Proceeds from an Asset Sale, we will apply the Net Proceeds to:

    permanently reduce Senior Indebtedness;
    permanently reduce Indebtedness of the Restricted Subsidiary that sold properties or assets in the Asset Sale; or
    acquire properties and assets to replace the properties and assets that were the subject of the Asset Sale or properties and assets that will be used in the same or a similar line of business as we were engaged in on the date of the indenture or reasonable extensions, developments or expansions of the indenture or ancillary activities.

Pending the final application of any Net Proceeds, we will be permitted to invest Net Proceeds in any manner that is not prohibited by the indenture. Any Net Proceeds from the Asset Sale that are not applied as provided in the immediately preceding paragraph will be deemed to constitute "Excess Proceeds." When the aggregate cumulative amount of Excess Proceeds exceeds $5.0 million, we will be required to make an offer to all holders of notes (an "Asset Sale Offer") to purchase the maximum principal amount of notes that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount of the notes plus accrued and unpaid interest and any Liquidated Damages to the date of purchase, in accordance with the procedures provided in the indenture. If the aggregate amount of notes tendered under an Asset Sale Offer is less than the Excess Proceeds, we may use this deficiency for general corporate purposes in any manner provided by the indenture. If the aggregate principal amount of notes surrendered exceeds the amount of Excess Proceeds, the trustee will select the notes to be purchased on a pro rata basis. Upon completion of this offer to purchase, the amount of Excess Proceeds will be reset at zero.

The Asset Sale Offer must be commenced within 30 days following the first date on which we have cumulative Excess Proceeds of at least $5.0 million and remain open for at least 30 and not more than 40 days, unless otherwise required by applicable law. We are required to comply with the requirements of Rule 14e-1 under the Securities Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of notes under the Asset Sale Offer. The agreements governing our outstanding Senior Indebtedness will require us and our Subsidiaries to apply all proceeds from asset sales to repay in full outstanding obligations under our Senior Indebtedness before we apply the proceeds to repurchase outstanding notes.

Subordination

The payment of principal of, premium, if any, interest and any Liquidated Damages on the notes will be subordinated in right of payment, as provided in the indenture, to the prior payment in full of all our Senior Indebtedness, whether outstanding on the date of the indenture or incurred after that date.

The holders of our Senior Indebtedness will be entitled to receive payment in full of all Obligations due in respect of Senior Indebtedness, including interest after the commencement of any proceeding at the rate specified in the applicable Senior Indebtedness instrument, in cash or Cash Equivalents before you will be entitled to receive any payment upon any distribution to our creditors:

    if we liquidate or dissolve;
    in a bankruptcy; reorganization, insolvency, receivership or similar proceeding relating to us or our property;
    in an assignment for the benefit of our creditors; or
    in any marshaling of our assets and liabilities.

Until all Obligations with respect to Senior Indebtedness are paid in full, any distribution to which you would be entitled will be made to the holders of our Senior Indebtedness; provided, however, that notwithstanding the preceding paragraph, you may receive:

    Capital Stock, other than Disqualified Stock;
    securities that are subordinated at least to the same extent as the notes to Senior Indebtedness and to any securities issued in exchange for Senior Indebtedness; and
    payments made from the trust described under the subheading "Legal Defeasance and Covenant Defeasance."

We also will not be permitted to make any payment in respect of the notes, except in subordinated securities or from the trust if:

    a default in the payment of the principal of, premium or interest on Designated Senior Indebtedness occurs and is continuing beyond any applicable period of grace; or
    any other default occurs and is continuing with respect to any Designated Senior Indebtedness that permits holders of the Designated Senior Indebtedness as to which the default relates to accelerate its maturity and the trustee receives a written notice of the default (a "Payment Blockage Notice") from the holders of the Designated Senior Indebtedness.

Payments on the notes will be permitted to be made and will be resumed:

    in the case of a payment default, upon the date on which that default is cured or waived or otherwise has ceased to exist; and
    in case of any other default, the earlier of the date on which the other default is cured or waived or otherwise has ceased to exist or 179 days after the date on which the applicable Payment Blockage Notice is received, unless, in the case of either clause (1) or this clause (2), the maturity of any Designated Senior Indebtedness has been accelerated, and that acceleration remains in full force and effect.

No new period of payment blockage may be commenced within 360 days after the receipt by the trustee of any prior Payment Blockage Notice. No non-payment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the trustee will be, or be made, the basis for a subsequent Payment Blockage Notice. Following the expiration of any period during which we are prohibited from making payments on the notes pursuant to a Payment Blockage Notice, we will be obligated to resume making any and all required payments in respect of the notes, including any missed payments, unless the maturity of any Designated Senior Indebtedness has been accelerated, and that acceleration remains in full force and effect.

We must promptly notify holders of Senior Indebtedness if payment of the notes is accelerated because of an Event of Default.

As a result of the subordination provisions described above, if there is a liquidation or insolvency, holders of notes may recover less, ratably, than our creditors who are holders of Senior Indebtedness. The principal amount of outstanding Senior Indebtedness as of March 29, 2003 was approximately $51.6 million (excluding Capital Lease Obligations and other Senior Indebtedness and $15.6 million of additional capacity under our Credit Facility). The amount of additional Indebtedness, including Senior Indebtedness, that we and our Restricted Subsidiaries can incur is limited as described under the subheading "Covenants - Limitation on the Incurrence of Indebtedness and Issuance of Disqualified Stock."

Covenants

Limitation on Restricted Payments. We will not be permitted to, and will not permit any of our Restricted Subsidiaries to, directly or indirectly:

    declare or pay any dividend or make any distribution on account of Equity Interests, other than dividends or distributions payable in our Equity Interests, other than Disqualified Stock; or dividends or distributions payable to us or a Wholly Owned Subsidiary of ours that is a Restricted Subsidiary;
    purchase, redeem or otherwise acquire or retire for value any of our Equity Interests or those of any Affiliate of ours, other than any Equity Interests owned by us or a Wholly Owned Subsidiary of ours that is a Restricted Subsidiary;
    purchase, redeem, repay, defease or otherwise acquire or retire for value any Indebtedness that is subordinated in right of payment to the notes; or
    make any Investment, other than a Permitted Investment.

All payments and other actions listed above are collectively referred to as "Restricted Payments," unless, at the time of and after giving effect to the Restricted Payment:

(1) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

(2) we would, at the time of the Restricted Payment and after giving pro forma effect thereto as if the Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test provided in the first paragraph of the covenant described below under the subheading "Limitation on the Incurrence of Indebtedness and Issuance of Disqualified Stock," and

(3) such Restricted Payment (the amount of any payment, if other than cash, to be determined in good faith by our board of directors, whose determination shall be conclusive and evidenced by a resolution in an Officers' Certificate delivered to the trustee), together with the aggregate of all other Restricted Payments made by us and our Restricted Subsidiaries after the date of the indenture, including Restricted Payments permitted by the next succeeding paragraph other than pursuant to clause (3) and clause (7) thereof, will not exceed the sum of:

(a) 50% of our Consolidated Net Income for the period, taken as one accounting period, beginning on the first day of our second fiscal quarter in fiscal 1997 and ending on the last day of our most recently ended fiscal quarter for which internal financial statements are available at the time of the Restricted Payment, or, if the Consolidated Net Income for that period is a deficit, 100% of the deficit as a negative number, plus

(b) 100% of the aggregate net cash proceeds received by us from the issuance or sale since the date of initial issuance of the notes of our Equity Interests or of debt securities that have been converted into Equity Interests, other than Equity Interests (or convertible debt securities) sold to a Subsidiary of ours and other than Disqualified Stock or debt securities that have been converted into Disqualified Stock; plus

(c) the aggregate cash we receive as capital contributions after the date of initial issuance of the notes, other than from a Subsidiary; plus

(d) any cash we receive after the date of initial issuance of the notes as a dividend or distribution from any of our Unrestricted Subsidiaries or from the sale of any of our Unrestricted Subsidiaries less the cost of disposition and taxes, if any, but in each case excluding any of these amounts included in Consolidated Net Income.

The foregoing provisions will not prohibit:

(1) the payment of any dividend within 60 days after the date of declaration thereof, if at the date of declaration the payment would have complied with the provisions of the indenture;

(2) the redemption, repurchase, retirement or other acquisition of any of our Equity Interests, or the defeasance, redemption or repurchase of subordinated Indebtedness in exchange for, or out of the proceeds of, the substantially concurrent sale, other than to a Subsidiary of ours, of our Equity Interests, other than any Disqualified Stock, or out of the net proceeds of a substantially concurrent cash capital contribution we receive; provided, however, that the amount of any of these proceeds that we utilize for any redemption, repurchase, retirement, defeasance or other acquisition will be excluded from clause (3)(b) of the preceding paragraph;

(3) the repayment, defeasance, redemption or repurchase of subordinated Indebtedness with the net proceeds from an incurrence of Refinancing Indebtedness in a Permitted Refinancing;

(4) our purchase, redemption or retirement of shares of our common stock held by an employee or former employee of ours or any of our Restricted Subsidiaries issued under the Management Plans pursuant to the terms of those Management Plans; provided, however, that:

(a) the purchase, redemption or retirement results from the retirement, termination of employment, death or disability, as defined in the relevant Management Plan, of the employee or former employee; and

(b) the amount of any of these payments does not exceed $2.0 million in the aggregate.

(5) the payment of dividends to Holding in an amount equal to the amount required by Holding to pay federal, state and local income taxes to the extent these income taxes are attributable to our income;

(6) distributions of up to $500,000 annually to Holding to pay its bona fide operating expenses;

(7) any Investment made with the proceeds of a substantially concurrent sale, other than to a Restricted Subsidiary of ours, of our Capital Stock, other than Disqualified Stock; provided, however, the proceeds of the sale will not be, and have not been, included in clause (3) of the preceding paragraph; or

(8) other restricted payments of up to $1.0 million; provided, further, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (1), (2), (3) and (4) no Default or Event of Default will have occurred and be continuing.

For purposes of the foregoing calculations, the amount of any Investment that constitutes a Restricted Payment will be equal to the greater of:

    the net book value of that Investment; and
    the fair market value of that Investment, in each case as certified by a resolution of our independent directors if the book value or fair market value of that investment exceeds $1.0 million.

Not later than the date of making any Restricted Payment, we will deliver to the trustee an Officers' Certificate stating that the Restricted Payment is permitted and providing the basis upon which the calculations required by the covenant entitled "Limitation on Restricted Payments" were computed. These calculations may be based upon our latest available financial statements.

Limitation on the Incurrence of Indebtedness and Issuance of Disqualified Stock. We will not be permitted to, and will not permit any of our Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to (collectively, "incur" and, correlatively, "incurred and "incurrence") any Indebtedness, including Acquired Debt, and that we will not be permitted to issue any Disqualified Stock and we will not permit any of our Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that we may incur Indebtedness if the Fixed Charge Coverage Ratio for our most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which the additional Indebtedness is incurred, determined on a pro forma basis in accordance with Article 11 of Regulation S-X under the Securities Act, or any successor provision, as if the additional Indebtedness had been incurred at the beginning of that four-quarter period, would have been greater than 2.00 to 1.00.

The provisions of the first paragraph of this covenant will not apply to the incurrence of any of the following (collectively, "Permitted Debt"):

(1) our incurrence of Indebtedness under our Credit Facility in an aggregate principal amount not to exceed the Borrowing Base Amount;

(2) our incurrence of additional Indebtedness in respect of Capital Lease Obligations or Purchase Money Obligations in an aggregate principal amount not to exceed $10.0 million at any time outstanding;

(3) our incurrence of Existing Indebtedness outstanding on the date of the indenture;

(4) our incurrence of Indebtedness represented by the notes and the indenture;

(5) our incurrence of Hedging Obligations; provided, however, that the notional principal amount of any Interest Rate Agreement does not exceed the principal amount of the Indebtedness to which that agreement relates; provided, further, that any Currency Agreement does not increase the outstanding loss potential or liabilities other than as a result of fluctuations in foreign currency exchange rates;

(6) our incurrence of Indebtedness to any of our Wholly Owned Subsidiaries that is a Restricted Subsidiary, and Indebtedness of any of our Wholly Owned Subsidiary that is a Restricted Subsidiary to us or any of our Wholly Owned Subsidiaries that is a Restricted Subsidiary (the Indebtedness incurred pursuant to this clause (6) being hereinafter referred to as "Intercompany Indebtedness"); provided, however, that in the case of our Indebtedness those obligations will be unsecured and subordinated in all respects to our obligations under the notes; provided, further, that an incurrence of Indebtedness will be deemed to have occurred upon:

(a) any sale or other disposition of Intercompany Indebtedness to a Person other than us or any of our Restricted Subsidiaries;

(b) any sale or other disposition of Equity Interests of any of our Restricted Subsidiaries which holds Intercompany Indebtedness such that the Restricted Subsidiary ceases to be a Restricted Subsidiary after the sale or other disposition; or

(c) designation of a Restricted Subsidiary as an Unrestricted Subsidiary.

(7) in addition to Indebtedness specified in clauses (1) through (6) above and clause (8) below, additional Indebtedness in an aggregate principal amount not to exceed $15.0 million at any time outstanding; and

(8) our incurrence of Indebtedness issued in exchange for, or the proceeds of which are used to extend, refinance, renew, replace, defease or refund Indebtedness incurred pursuant to the Fixed Charge Coverage Ratio test provided in the first paragraph of this covenant or pursuant to clauses (3) or (4) of this covenant in whole or in part (the "Refinancing Indebtedness"); provided, however, that:

(a) the aggregate principal amount of the Refinancing Indebtedness will not exceed the aggregate principal amount of Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded;

(b) the Refinancing Indebtedness will have a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(c) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is pari passu with or subordinated in right of payment to the notes, the Refinancing Indebtedness shall be pari passu with or subordinated, as the case may be, in right of payment to the notes on terms at least as favorable to you as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded (any extension, refinancing, renewal, replacement, defeasance or refunding is referred to as a "Permitted Refinancing").

Limitation on Liens. We will not be permitted to, and will not permit any of our Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien on any asset now owned or subsequently acquired or on any income or profits therefrom or assign or convey any right to receive income therefrom, except for Permitted Liens.

Limitation on Dividends and Other Payment Restrictions Affecting Subsidiaries. We will not be permitted to, and will not permit any of our Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions to our company or any of our Restricted Subsidiaries (a) on its Capital Stock or (b) with respect to any other interest or participation in, or measured by, its profits;

(2) pay any indebtedness owed to us or any of our Restricted Subsidiaries;

(3) make loans or advances to us or any of our Restricted Subsidiaries; or

(4) transfer any of its properties or assets to us or any of our Restricted Subsidiaries, except for any encumbrances or restrictions existing under or by reason of:

(a) Existing Indebtedness as in effect on the date of the indenture;

(b) the indenture and the notes;

(c) applicable law;

(d) any instrument governing Indebtedness or Capital Stock of a Person acquired by us or any of our Restricted Subsidiaries as in effect at the time of the acquisition, except to the extent the Indebtedness was incurred in connection with or in contemplation of the acquisition, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

(e) customary nonassignment provisions in leases entered into in the ordinary course of business and consistent with past practices;

(f) Purchase Money Obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (4) above on the property so acquired; or

(g) Refinancing Indebtedness; provided that the restrictions contained in the agreements governing the Refinancing Indebtedness are no more restrictive with respect to the provisions provided in clauses (1), (2), (3) and (4) above than those contained in the agreements governing the Indebtedness being refinanced.

Limitation on Merger, Consolidation or Sale of Assets. We will not be permitted to consolidate or merge with or into (whether or not we are the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our properties or assets in one or more related transactions, to another Person or entity unless:

    we are the surviving corporation or the Person formed by or surviving any consolidation or merger, if other than our company, or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia;
    the Person formed by or surviving any consolidation or merger, if other than our company, or the Person to which a sale, assignment, transfer, lease, conveyance or other disposition will have been made assumes all our obligations under the notes and the indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the trustee;
    immediately before or immediately after giving effect to the transaction no Default or Event of Default will have occurred and be continuing; and
    we or any Person formed by or surviving any consolidation or merger, or to which a sale, assignment, transfer, lease, conveyance or other disposition will have been made will, at the time of the transaction and after giving pro forma effect to the transaction as if it had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness under the Fixed Charge Coverage Ratio test provided in the covenant entitled "Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock."

Limitation on Transactions with Affiliates. We will not be permitted to, and will not permit any of our Restricted Subsidiaries to, directly or indirectly, sell, lease, license, transfer or otherwise dispose of any of our properties or assets to, or purchase any property or assets from, or enter into any contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), unless:

(1) the Affiliate Transaction is on terms that are no less favorable to us or the relevant Restricted Subsidiary than those we or that Restricted Subsidiary would have obtained in a comparable arms' length transaction with an unrelated Person; and

(2) we deliver to the trustee:

(a) with respect to any Affiliate Transaction involving aggregate payments in excess of $1.0 million, a resolution of the board provided in an Officers' Certificate certifying that the Affiliate Transaction complies with clause (1) above and that the Affiliate Transaction has been approved by a majority of the disinterested members, if any, of the board; and

(b) with respect to any Affiliate Transaction involving aggregate payments in excess of $5.0 million, an opinion as to the fairness to us or our Restricted Subsidiary from a financial point of view issued by a nationally recognized independent financial advisor.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

    any reasonable fees and compensation provided to, and indemnity provided on behalf of, our officers, directors and employees and those of our Restricted Subsidiaries as determined in good faith by our board;
    transactions we enter into with our Wholly Owned Subsidiaries that are Restricted Subsidiaries;
    Restricted Payments permitted by the covenant entitled "Limitation on Restricted Payments"; and
    loans in aggregate amount not to exceed $1.0 million at any time outstanding to our employees and those of our Restricted Subsidiaries in the ordinary course of business which are approved by our board.

Limitation on Guarantees by Subsidiaries. We will not permit any Restricted Subsidiary, directly or indirectly, by way of the pledge of any intercompany note or otherwise, to assume, guarantee or in any other manner become liable with respect to any Indebtedness of any Person other than Indebtedness under our Credit Facility or Indebtedness incurred pursuant to Hedging Obligations incurred pursuant to the "Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock" covenant unless:

    such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the indenture, providing a guarantee of payment of the Securities by the Restricted Subsidiary in the form required by the indenture (the "Guarantee"); and
    (a) if any such assumption, guarantee or other liability of that Restricted Subsidiary is provided in respect of that Senior Indebtedness, the guarantee or other instrument provided by that Restricted Subsidiary in respect of that Senior Indebtedness may be superior to the Guarantee under subordination provisions no less favorable to the holders of the notes than those contained in the indenture, and (b) if the assumption, guarantee or other liability of the Subsidiary is provided in respect of Indebtedness that is expressly subordinated to the notes, the guarantee or other instrument provided by that Restricted Subsidiary in respect of the subordinated Indebtedness will be subordinated to the Guarantee pursuant to subordination provisions not less favorable to the holders of the notes than those contained in the indenture.

Notwithstanding the foregoing, any Guarantee of the notes by a Restricted Subsidiary will provide by its terms that it will be automatically and unconditionally released and discharged, without any further action required on the part of the trustee or any holder, upon:

(1) the unconditional release of the Restricted Subsidiary from its liability in respect of the Indebtedness in connection with which the Guarantee was executed and delivered pursuant to the preceding paragraph; or

(2) any sale or other disposition, by merger or otherwise, to any Person that is not our Restricted Subsidiary, of all of our Capital Stock in, or all or substantially all of the assets of, that Restricted Subsidiary; provided that:

(a) the sale of disposition of the Capital Stock or assets is otherwise in compliance with the terms of the indenture; and

(b) the assumption, guarantee or other liability of the Subsidiary has been released by the holders of our other Indebtedness or our Restricted Subsidiaries so guaranteed.

Limitation on Layering Debt. We are not permitted to incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any of our Senior Indebtedness and senior in any respect in right of payment to the notes.

Limitation on Issuance and Sale of Stock of Restricted Subsidiaries. We are not permitted to, and will not permit any of our Restricted Subsidiaries, to:

    transfer, convey, sell or otherwise dispose of any shares of Capital Stock of any of our Restricted Subsidiaries, other than to our company or a Wholly Owned Subsidiary that is our Restricted Subsidiary, except that we and our Restricted Subsidiaries may, in any single transaction, sell all, but not less than all, of the issued and outstanding Capital Stock of a Restricted Subsidiary to any Person, subject to complying with the provisions of the indenture described under the subheading "Repurchase at Option of Holders - Asset Sales" above; and
    issue shares of Capital Stock of a Restricted Subsidiary, other than directors' qualifying shares, or securities convertible into, or warrants, rights or options to subscribe for or purchase shares of, Capital Stock of any of our Restricted Subsidiaries to any Person other than to our company or a Wholly Owned Subsidiary that is our Restricted Subsidiary.

Reports

Whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, we will furnish to the holders of notes:

    all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if we were required to file those Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" that describes our financial condition and results of operations and that of our Subsidiaries and, with respect to the annual information only, a report thereon by our independent auditor; and
    all reports that would be required to be filed with the SEC on Form 8-K if we were required to file those reports. All of these reports must be delivered to the holders and the trustee not more than 15 days after the date on which the related Form would be required to be filed with the SEC.

Payments for Consent

Neither we nor any of our Subsidiaries will be permitted to, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any notes for or as an inducement to any consent, waiver or amendment of any terms or provisions of the notes unless that consideration is offered to be paid or agreed to be paid to all holders of the notes that consent, waive or agree to amend in the time frame provided in solicitation documents relating to the consent, waiver or agreement.

Events of Default and Remedies

Each of the following will constitute an Event of Default under the indenture:

(1) default for 30 days in the payment when due of interest on, or any Liquidated Damages with respect to, any of the notes, whether or not prohibited by the subordination provisions of the indenture;

(2) default in payment when due, whether at maturity, upon redemption or repurchase, or otherwise, of the principal of or premium, if any, on any of the notes, whether or not prohibited by the subordination provisions of the indenture;

(3) our failure to comply with the provisions described under the covenants "Change of Control," "Asset Sales" and "Merger, Consolidation or Sale of Assets;"

(4) our failure or that of any of our Restricted Subsidiaries for 30 days after notice to comply with any of its covenants or agreements in the indenture or the notes other than those referred to in clauses (1), (2) and (3) above;

(5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by our company or any of our Restricted Subsidiaries, or the payment of which we or any of our Restricted Subsidiaries guaranteed, whether that Indebtedness or guarantee now exists, or is created after the date of the indenture, which default:

(a) is caused by a failure to pay principal of that Indebtedness when due and before the expiration of the grace period provided in that Indebtedness (a "Payment Default"); or

(b) results in the acceleration of that Indebtedness before its express maturity and, in each case described in clauses (a) and (b) of this subsection (5), the principal amount of any Indebtedness, together with the principal amount of any other Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $5.0 million or more;

(6) our failure or that of any of our Restricted Subsidiaries to pay final judgments aggregating in excess of $5.0 million, which judgments are not paid, discharged or stayed for a period of 60 days after their entry; and

(7) certain events of bankruptcy or insolvency with respect to our company or any of our Restricted Subsidiaries.

If any Event of Default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding notes may declare all of the principal amount of the notes, accrued and unpaid interest on the notes and all other Obligations thereunder to be due and payable immediately; provided, however, that the declaration of acceleration may be rescinded under certain circumstances specified in the indenture. Notwithstanding the preceding sentence, in the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to our company or our Restricted Subsidiaries, all outstanding notes will become due and payable without further action or notice. Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default, except a Default or Event of Default relating to the payment of principal, premium, interest or any Liquidated Damages, if the trustee determines that withholding the notice is in their interest.

In the case of any Event of Default occurring by reason of any willful action, or inaction, taken, or not taken, by or on behalf of our Company with the intention of avoiding payment of the premium that we would have had to pay if we then had elected to redeem the notes under the optional redemption provisions of the indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes. If an Event of Default occurs before April 15, 2002, by reason of any willful action, or inaction, taken, or not taken, by or on our behalf with the intention of avoiding the prohibition on redemption of the notes before that date, then the premium specified in the indenture for a redemption on April 15, 2002 will also become immediately due and payable to the extent permitted by law upon the acceleration of the notes.

The holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may on behalf of the holders of all of the notes waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of principal, premium, interest or any Liquidated Damages on the notes.

We are required to deliver to the trustee annually a statement regarding compliance with the indenture, and we are required, upon our becoming aware of any Default or Event of Default, to deliver to the trustee a statement specifying any Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

None of our past, present or future directors, officers, employees, agents or stockholders, as such, shall have any liability for any of our obligations under the notes, the indenture or for any claim based on, in respect of, or by reason of, any obligations or their creation. By accepting a note, you waive and release all of this liability. The waiver and release are part of the consideration for the issuance of the notes. This waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

We will be permitted to, at our option and at any time, elect to have all of our obligations discharged with respect to the outstanding notes ("Legal Defeasance") except for:

    your rights to receive payments in respect of the principal of, premium, if any, interest and any Liquidated Damages on the notes when those payments are due;
    our obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;
    the rights, powers, trusts, duties and immunities of the trustee, and our obligations in connection therewith; and
    the Legal Defeasance provisions of the indenture.

In addition, we may elect to have our obligations released with respect to certain covenants that are described in the indenture ("Covenant Defeasance") and thereafter any omission to comply with those obligations will not constitute a Default or Event of Default with respect to the notes. If Covenant Defeasance occurs, certain events, not including nonpayment, bankruptcy, receivership, rehabilitation and insolvency events, described under the subheading "Events of Default" will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) we will be required to irrevocably deposit with the trustee, in trust, for your benefit, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent certified public accountants, to pay the principal of, premium, if any, interest and any Liquidated Damages on the outstanding notes on the stated maturity or on the applicable redemption date, as the case may be;

(2) in the case of Legal Defeasance, we will have delivered to the trustee an opinion of counsel from nationally recognized tax counsel reasonably acceptable to the trustee confirming that:
    we have received from, or there has been published by, the Internal Revenue Service a ruling; or
    since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon, the opinion of counsel will confirm that, you will not recognize income, gain or loss for federal income tax purposes as a result of the Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, we will have delivered to the trustee an opinion of counsel from nationally recognized tax counsel reasonably acceptable to the trustee confirming that you will not recognize income, gain or loss for federal income tax purposes as a result of the Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the Covenant Defeasance had not occurred;

(4) no Default or Event of Default will have occurred and be continuing on the date of the deposit or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

(5) the Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument, other than the indenture, to which we or any of our Restricted Subsidiaries is a party or by which we or any of our Restricted Subsidiaries is bound;

(6) we will have delivered to the Trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally;

(7) we will have delivered to the trustee an Officers' Certificate stating that we did not make the deposit with the intent of preferring the holders of notes over our other creditors with the intent of defeating, hindering, delaying or defrauding our creditors; and

(8) we will have delivered to the trustee an Officers' Certificate and an opinion of counsel, each stating that we have complied with all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance.

Transfer and Exchange

You will be permitted to transfer or exchange notes in accordance with the indenture. The registrar and the trustee will be permitted to require you, among other things, to furnish appropriate endorsements and transfer documents and we will be permitted to require you to pay any taxes and fees required by law or permitted by the indenture. We are not required to transfer or exchange any note selected for redemption. Also, we are not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed. The registered holder of a note will be treated as its owner for all purposes.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs and in the indenture, we will be permitted to amend or supplement the indenture or the notes with the consent of the holders of at least a majority in principal amount of the notes then outstanding, including consents obtained in connection with a tender offer or exchange offer for notes, and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes, including consents obtained in connection with a tender offer or exchange offer for notes.

With respect to any notes held by a non-consenting holder, without the consent of each holder affected, an amendment or waiver will not be permitted to:

    reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;
    reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the covenant described above under the subheading "Asset Sales") or reduce the prices at which we will offer to purchase the notes, pursuant to the covenants described under the subheading "Repurchase at the Option of Holders";
    reduce the rate of or change the time for payment of interest on any note;
    waive a Default or Event of Default in the payment of principal of or premium, if any, interest or any Liquidated Damages on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from the acceleration);
    make any note payable in money other than that stated in the notes;
    make any change in the provisions of the indenture relating to waivers of past Defaults or your right to receive payments of principal of or premium, if any, interest or Liquidated Damages on the notes;
    waive a redemption payment with respect to any note;
    make any change to the subordination provisions of the indenture that adversely affects you; or
    make any change in the foregoing amendment and waiver provisions.

Notwithstanding the foregoing, we and the trustee may amend or supplement the indenture or the notes, without your consent, to:

    cure any ambiguity, defect or inconsistency;
    provide for uncertificated notes in addition to or in place of certificated notes;
    provide for the assumption of our obligations to you in the case of a merger or consolidation;
    make any change that would provide any additional rights or benefits to you or that does not adversely affect your legal rights under the indenture; or
    comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act.

The Trustee

We have appointed the trustee under the indenture as registrar and paying agent with respect to the notes.

The indenture contains certain limitations on the rights of the trustee, should it become our creditor, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The holders of a majority in principal amount of the then outstanding 111/4% notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that if a Default or an Event of Default occurs, which will not be cured, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his own affairs. Subject to those provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless that holder will have offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Certain Definitions

Provided below are certain defined terms used in the indenture. Reference is made to the indenture for a full description of all these terms, as well as any other capitalized terms used in this "Description of the 111/4% notes" for which no definition is provided.

"Acquired Debt" means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time the other Person merged with or into or became a Restricted Subsidiary of the specified Person, including Indebtedness incurred in connection with, or in contemplation of, the other Person merging with or into or becoming a Restricted Subsidiary of the specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by the specified Person.

"Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with the specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, will mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of the Person, whether through the ownership of voting securities, by agreement or otherwise; provided, however, that beneficial ownership of 10% or more of the voting securities, or the equivalents, of a Person will be deemed to be control.

"Asset Sale" means any sale, transfer or other disposition (including by merger, consolidation or sale-and-leaseback transaction) of:

(1) shares of Capital Stock of any of our Subsidiaries, other than directors' qualifying shares; or

(2) our property or assets or that of any of our Restricted Subsidiaries other than in the ordinary course of business.

Notwithstanding the foregoing, none of the following will be deemed to be an Asset Sale:

(1) any sale, transfer or other disposition of shares of Capital Stock, property or assets by any of our Restricted Subsidiaries to us or to any of our Restricted Subsidiaries that is our Wholly Owned Subsidiary;

(2) any sale, transfer or other disposition of defaulted receivables for collection or any sale, transfer or other disposition of property of assets in the ordinary course of business;

(3) any isolated sale, transfer or other disposition that does not involve aggregate consideration in excess of $500,000 individually;

(4) the grant in the ordinary course of business of any non-exclusive license of patents, trademarks, registrations therefor and other similar intellectual property;

(5) any Lien (or foreclosure thereon) securing Indebtedness to the extent that the Lien is granted in compliance with the covenant provided under the subheading "Limitation on Liens" above;

(6) any Restricted Payment permitted by the covenant provided under the subheading "Limitation on Restricted Payments" above;

(7) any disposition of assets or property in the ordinary course of business to the extent such assets are obsolete, worn-out or no longer useful in our or any Restricted Subsidiary's business;

(8) the sale, lease, conveyance or other disposition of all or substantially all of our assets as permitted by the covenant provided under the subheading "Limitation on Merger, Consolidation or Sale of Assets" above; provided, however, that the assets not so sold, leased, conveyed, disposed of or otherwise transferred will be deemed an Asset Disposition; or

(9) any disposition that constitutes a Change of Control.

"Borrowing Base Amount" means the sum of (a) 50% of our Finished Goods Inventory plus (b) 65% of our Raw Materials Inventory plus (c) 65% of our Receivables, determined on a consolidated basis in accordance with GAAP.

"Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

"Capital Stock" means:

(1) any and all shares, interests, participations, rights or other equivalents, however designated, of corporate stock;

(2) in the case of a partnership, partnership interests, whether general or limited; and

(3) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

"Cash Equivalents" means:

(1) United States dollars;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof having maturities of not more than six months from the date of acquisition;

(3) certificates of deposit and Eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any domestic commercial bank having capital and surplus in excess of $500 million;

(4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper having the highest rating obtainable from Moody's Investors Service, Inc. or Standard & Poor's Corporation and in each case maturing within six months after the date of acquisition; and

(6) shares of any money market mutual fund, or similar fund, in each case having assets in excess of $500 million, which invests solely in investments of the types described in clauses (1) through (5) above.

"Change of Control" means the occurrence of any of the following (whether or not otherwise permitted by the indenture):

(1) the sale, lease, transfer, conveyance or other disposition, in one transaction or a series of related transactions, directly or indirectly, of all or substantially all of our assets and those of our Restricted Subsidiaries to any Person or group, as that term is used in Sections 13(d) and 14(d) of the Securities Exchange Act or any successor provisions thereto (a "Group");

(2) the adoption of a plan relating to our liquidation or dissolution;

(3) any Person or Group, other than Permitted Holders, is or becomes the "beneficial owner," as defined in Rules 13d-3 and 13d-5 under the Securities Exchange Act or any successor provisions thereto, except that a Person will be deemed to have "beneficial ownership" of all shares that any such Person has the right to acquire, whether the right is exercisable immediately or only after the passage of time, directly or indirectly, of more than 50% of the total voting power of our Voting Stock (or of our successor in the event of a merger or consolidation); or

(4) the first day on which a majority of the members of our board are not Continuing Directors.

"Commodity Agreement" means any commodity futures contract, commodity option or other similar agreement or arrangement entered into by us or any of our Restricted Subsidiaries designed to protect us or any of our Restricted Subsidiaries against fluctuations in the price of commodities actually used in the ordinary course of our business or that of our Restricted Subsidiaries.

"Consolidated Cash Flow" means, with respect to any Person for any period, the Consolidated Net Income of the Person for the period, plus:

(1) an amount equal to any extraordinary, non-recurring or unusual loss plus any net loss realized in connection with an Asset Sale, to the extent those losses were deducted or otherwise excluded in computing Consolidated Net Income; plus

(2) provision for taxes based on income or profits of the Person and its Restricted Subsidiaries for the period, to the extent the provision for taxes was deducted or otherwise excluded in computing Consolidated Net Income; plus

(3) Consolidated Interest Expense of the Person less consolidated interest income for the period, to the extent that amount was deducted or otherwise excluded in computing Consolidated Net Income; plus

(4) depreciation and amortization (including amortization of goodwill, amortization of deferred debt expense and other intangibles and amortization of deferred compensation in respect of non-cash compensation but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash charges of the Person and its Restricted Subsidiaries for the period, to the extent that depreciation and amortization were deducted or otherwise excluded in computing Consolidated Net Income; plus

(5) an amount equal to all premiums on prepayments of debt, in each case, for the period without duplication on a consolidated basis and determined in accordance with GAAP.

Notwithstanding the foregoing, the provision for taxes, and the depreciation and amortization and other non-cash charges of, a Restricted Subsidiary will be added to Consolidated Net Income to compute Consolidated Cash Flow only to the extent (and in the same proportion) the Net Income of such Restricted Subsidiary was included in calculating the Consolidated Net Income of the Person and only if a corresponding amount would be permitted at the date of determination to be distributed by dividend to the Person by a Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statues, rules and governmental regulations applicable to the Restricted Subsidiary or its stockholders.

"Consolidated Interest Expense" means, with respect to any Person for any period, the aggregate consolidated interest, whether expensed or capitalized, paid, accrued or scheduled to be paid or accrued, of the Person and its Restricted Subsidiaries for the period, including:

(1) amortization of original issue discount and deferred financing costs and non-cash interest payments and accruals;

(2) the interest portion of all deferred payment obligations, calculated in accordance with the effective interest method; and

(3) the interest component of any payments associated with Capital Lease Obligations and net payments (if any) pursuant to Hedging Obligations, in each case, to the extent attributable to the period, but excluding:

(a) commissions, discounts and other fees and charges incurred with respect to letters of credit and bankers' acceptances financing; and

(b) any interest expense on Indebtedness of another Person that is Guaranteed by the Person or secured by a Lien on assets of the Person determined in accordance with GAAP.

Consolidated Interest Expense of our company will not include any prepayment premiums or amortization of original issue discount or deferred financing costs, to the extent those amounts are incurred as a result of the prepayment on the date of the indenture of any of our Indebtedness with the proceeds of the notes.

"Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of the Person and its Restricted Subsidiaries for the period on a consolidated basis, determined in accordance with GAAP, adjusted to exclude (only to the extent included and without duplication):

(1) all gains which are extraordinary, unusual or are non-recurring, including any gain from the sale or other disposition of assets outside the ordinary course of business or from the issuance or sale of capital stock;

(2) all gains resulting from currency or hedging transactions;

(3) the Net Income of any Person acquired in a pooling of interests transaction for any period before the date of such acquisition;

(4) depreciation, amortization or other expenses recorded as a result of the application of purchase accounting in accordance with Accounting Principles Board Opinion Nos. 16 and 17; and

(5) the cumulative effect of a change in accounting principles; provided, however, that:

(a) the Net Income of any Person that is not a Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of cash dividends or cash distributions actually paid to the referent Person or a Wholly Owned Subsidiary thereof that is a Restricted Subsidiary; and

(b) the Net Income of any Person that is an Unrestricted Subsidiary will be included only to the extent of the amount of cash dividends or cash distributions paid to the referent Person or a Restricted Subsidiary thereof.

"Continuing Director" means, as of any date of determination, any member of our board who:

(1) was a member of our board on the date of the indenture;

(2) was nominated for election or elected to our board with the affirmative vote of a majority of the Continuing Directors who were members of the board at the time of the nomination or election; or

(3) is a designee of Citicorp Venture Capital or its Related Persons or Affiliates.

"Credit Facility" means the Amended and Restated Loan and Security Agreement, dated as of December 13, 1996, by and among our company, Fleet Capital Corporation, as a lender and collateral agent, and Transamerica Business Credit Corporation and The CIT Group/Business Credit, Inc., including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced or refinanced from time to time.

"Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect us or any of our Restricted Subsidiaries in the ordinary course of business against fluctuation in the values of the currencies of the countries, other than the United States, in which we or our Restricted Subsidiaries conduct business.

"Default" means any event or condition that is, or with the passage of time or the giving of notice, or both, would be, an Event of Default.

"Designated Senior Indebtedness" means our Obligations with respect to our Credit Facility and any other of our Senior Indebtedness permitted under the indenture the principal amount of which at original issuance is $5.0 million or more, other than Senior Indebtedness that is comprised of Hedging Obligations owing to a Person that is not a party to our Credit Facility.

"Disqualified Stock" means any Capital Stock which, by its terms, or by the terms of any security into which it is convertible or for which it is exchangeable, or upon the happening of any event, matures or is mandatorily redeemable, under a sinking fund obligation or otherwise, or is redeemable or is convertible or exchangeable for Indebtedness at the option of the holder thereof, in whole or in part, on or before April 15, 2007. Notwithstanding the preceding sentence, any Capital Stock that would not constitute Disqualified Stock because holders thereof have the right to require the Person to repurchase or redeem the Capital Stock upon the occurrence of an "asset sale" or "change of control" occurring before the stated maturity of the notes will not constitute Disqualified Stock if:

(1) the "asset sale" or "change of control" provisions applicable to the Capital Stock are no more favorable to the holders of the Capital Stock than the provisions in favor of holders of notes provided under the "Asset Sale" and "Change of Control" covenants, as the case may be;

(2) the Capital Stock specifically provides that the Person will not repurchase or redeem any stock pursuant to such provision before our repurchase of the notes as are required to be repurchased under the "Asset Sale" and "Change of Control" covenants; and

(3) Capital Stock is redeemable within 90 days of the "asset sale" or "change of control" events applicable to the Capital Stock.

"Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock, but excluding any debt security that is convertible into, or exchangeable for, Capital Stock.

"Exchange and Registration Rights Agreement" means the Exchange and Registration Rights Agreement we entered into with Bear Stearns on July 6, 2001.

"Existing Indebtedness" means our Indebtedness and that of our Subsidiaries, other than our Credit Facility, in existence on the date of the indenture, until those amounts are repaid.

"Fair Market Value" means, with respect to any asset, the price (after taking into account any liabilities relating to such assets) which could be negotiated in an arm's-length free market transaction, for cash, between a willing seller and a willing buyer, neither of which is under pressure or compulsion to complete the transaction; provided, however, that the Fair Market Value of any such asset or assets shall be determined by our board, acting in good faith and by unanimous resolution, and which determination shall be evidenced by an Officer's Certificate delivered to the Trustee.

"Finished Goods Inventory" means, with respect to our company, our consolidated finished goods inventory, net of reserves, determined in accordance with GAAP.

"Fixed Charge Coverage Ratio" means, with respect to any Person for any period, the ratio of the Consolidated Cash Flow of that Person for that period to the Fixed Charges of that Person for that period. If we or any of our Restricted Subsidiaries incurs, assumes, guarantees or redeems any Indebtedness, other than revolving credit borrowings, or if we issue or redeem any preferred stock, in each case after the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but before the date of the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Transaction Date"), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to the incurrence, assumption, guarantee or redemption of Indebtedness, or the issuance or redemption of preferred stock, as if the same had occurred at the beginning of the applicable reference period. For purposes of making the computation referred to above, acquisitions (including all mergers and consolidations), dispositions and discontinuances of operations that we or any of our Restricted Subsidiaries have made during the reference period or after the reference period and on or before the Transaction Date will be calculated on a pro forma basis assuming that all acquisitions, dispositions and discontinuances of operations had occurred on the first day of the reference period; provided, however, that Fixed Charges will be reduced by amounts attributable to operations that are disposed of or discontinued only to the extent that the obligations giving rise to the Fixed Charges would no longer be obligations contributing to our Fixed Charges after the Transaction Date. Calculations of pro forma amounts in accordance with this definition will be done in accordance with Article 11 of Regulation S-X under the Securities Act or any successor provision.

"Fixed Charges" means, with respect to any Person for any period, the sum, without duplication, of

(1) Consolidated Interest Expense;

(2) commissions, discounts and other fees and charges incurred with respect to letters of credit and bankers' acceptances financing;

(3) any interest expense on Indebtedness of another Person that is Guaranteed by that Person or secured by a Lien on assets of that Person; and

(4) the product of

(a) all cash or non-cash dividend payments on any series of preferred stock of any Restricted Subsidiary of that Person (other than preferred stock of that Person); times

(b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of that Person, expressed as a decimal, determined, in each case, on a consolidated basis and in accordance with GAAP.

"GAAP" means generally accepted accounting principles provided in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in any other statements by any other entity as have been approved by a significant segment of the accounting profession, which are in effect in the U.S. on the date of the indenture.

"Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

"Hedging Obligations" means, with respect to any Person, the obligations of the Person under Interest Rate Agreements, Currency Agreements and Commodity Agreements.

"Holding" means Merchants Metals Holding Company, a Delaware corporation.

"Indebtedness" means, with respect to any Person, any indebtedness of the Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or bankers' acceptances or representing Capital Lease Obligations or the balance deferred and unpaid of the purchase price of any property or representing any Hedging Obligations, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the Person prepared in accordance with GAAP, as well as all indebtedness of others secured by a Lien on any asset of the Person (whether or not such indebtedness is assumed by the Person) and, to the extent not otherwise included, the Guarantee of any Indebtedness of the Person or any other Person.

"Interest Rate Agreement" means any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement or other similar agreement or arrangement entered into by our company or any of our Restricted Subsidiaries designed to protect our company or any of our Restricted Subsidiaries in the ordinary course of business against fluctuations in interest rates.

"Investments" means, with respect to any Person, all investments by that Person in other Persons, including Affiliates, in the forms of direct or indirect loans, including Guarantees, advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities and all other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP.

"Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of the asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

"Liquidated Damages" means all liquidated damages then owing pursuant to the Exchange and Registration Rights Agreement.

"Management Holders" means any current or past full-time members of our senior management who acquire our stock through management stock purchase or option plans.

"Management Plans" means the MMHC 1988 Stock Option Plan, as that plan may be amended from time to time, or any other similar compensation plans which we or Holding may adopt.

"Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1) any gain (but not loss), together with any related provision for taxes on the gain (but not loss), realized in connection with any sale of assets (including dispositions pursuant to sale/leaseback transactions) or the disposition of any securities or the extinguishment of any Indebtedness of the Person or any of its Restricted Subsidiaries; and

(2) any extraordinary gain (but not loss), together with any related provision for taxes on the extraordinary gain (but not loss).

"Net Proceeds" means the aggregate amount of consideration we or any of our Restricted Subsidiaries received in respect of any Asset Sale in the form of cash or Cash Equivalents (including any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to the Asset Sale, including legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof, after taking into account any available tax credits or deductions and any tax sharing arrangements, and amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets (including Equity Interests) the subject of the Asset Sale and any reserve for adjustment in respect of the sale price of the asset or assets.

"Non-Recourse Debt" means Indebtedness:

(1) as to which neither we nor any of our Restricted Subsidiaries:

(a) provides credit support of any kind, including any undertaking, agreement or instrument that would constitute Indebtedness;

(b) is directly or indirectly liable, as guarantor or otherwise; or

(c) constitutes the lender;

(2) no default with respect to which, including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary, would permit (upon notice, lapse of time or both) any holder of any of our other Indebtedness or that of any of our Restricted Subsidiaries to declare a default on the other Indebtedness or cause the payment thereof to be accelerated or payable before its stated maturity; and

(3) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of our company or any of our Restricted Subsidiaries.

"Obligations" means any principal, premium, interest (including post-petition interest), penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

"Officers' Certificate" means, with respect to any Person, a certificate signed by the Chief Executive Officer or President and the Chief Financial Officer or chief accounting officer of that Person.

"Permitted Asset Swap" means any one or more transactions in which our company or any of our Restricted Subsidiaries exchanges assets for consideration consisting of cash and/or assets used or useful in our business and conducted on the date of the indenture or reasonable extensions, developments or expansions thereof or activities ancillary thereto or other assets in an amount less than 15% of the fair market value of the transaction or transactions.

"Permitted Holders" means Citicorp Venture Capital Ltd. and its Related Persons and Affiliates and the Management Holders and their Related Persons and Affiliates.

"Permitted Investments" means:

(1) any Investment in our company or in a Wholly Owned Subsidiary of our company that is a Restricted Subsidiary;

(2) any Investment in Cash Equivalents;

(3) Investments by our company or any Restricted Subsidiary of our company in a Person, if as a result of that Investment

(a) that Person becomes a Wholly Owned Subsidiary of our company that is a Restricted Subsidiary; or

(b) that Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, our company or a Wholly Owned Subsidiary of our company that is a Restricted Subsidiary;

(4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made in compliance with the covenant provided under the subheading "Repurchase at the Option of Holders - Asset Sales."

"Permitted Liens" means:

(1) Liens in favor of our company;

(2) Liens securing Senior Indebtedness of our company that was permitted to be incurred pursuant to the indenture;

(3) Liens on property of a Person existing at the time the Person is merged into or consolidated with our company or any Restricted Subsidiary of our company, provided, however, that the Liens were not created in contemplation of the merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with our company or the Restricted Subsidiary;

(4) Liens on property existing at the time of acquisition thereof by our company or any Restricted Subsidiary of our company; provided, however, that such Liens were not created in contemplation of the acquisition;

(5) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(6) Liens existing on the date of the indenture;

(7) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided, however, that any reserve or other appropriate provision, if any, as shall be required in conformity with GAAP will have been made therefor;

(8) Liens imposed by law, such as mechanics', carriers', warehousemen's, materialmen's and vendors' Liens, incurred in good faith in the ordinary course of business with respect to amounts not yet delinquent or being contested in good faith by appropriate proceedings if a reserve or other appropriate provisions, if any, will be required by GAAP will have been made therefor;

(9) zoning restrictions, easements, licenses, covenants, reservations, restrictions on the use of real property or minor irregularities of title incident thereto that do not, in the aggregate, materially detract from the value of our property or our assets or impair the use of our property in the operation of our business;

(10) judgment Liens to the extent that the judgments do not cause or constitute a Default or an Event of Default;

(11) Liens to secure the payment of all or a part of the purchase price of property or assets acquired or constructed in the ordinary course of business on or after the date of the indenture, provided, however, that:

(a) such property or assets are used in the same or a similar line of business as we were engaged in on the date of the indenture;

(b) at the time of incurrence of any such Lien, the aggregate principal amount of the obligations secured by the Lien will not exceed the cost of the assets or property (or portions thereof) so acquired or constructed;

(c) each such Lien will encumber only the assets or property (or portions thereof) so acquired or constructed and will attach to the property within 120 days of the purchase or construction thereof; and

(d) any Indebtedness secured by the Lien will have been permitted to be incurred under the "Limitation on the Incurrence of Indebtedness and Issuance of Disqualified Stock" covenant;

(12) precautionary filings of any financial statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction made in connection with Capital Lease Obligations permitted to be incurred under the "Limitation on the Incurrence of Indebtedness and Issuance of Disqualified Stock" covenant, provided, however, that the Lien does not violate clauses (a), (b) and (c) of clause (11) hereof; and

(13) Liens incurred in the ordinary course of business securing assets having a fair market value not in excess of $500,000 in the aggregate.

"Person" means an individual, limited or general partnership, corporation, limited liability company, association, unincorporated organization, trust, joint stock company or joint venture, or a government or any agency or political subdivision thereof.

"Purchase Money Obligations" of any Person means any obligations of that Person or any of its Restricted Subsidiaries to any seller or any other Person incurred or assumed in connection with the purchase of real or personal property to be used in the business of that Person or any of its subsidiaries within 180 days of the incurrence or assumption.

"Raw Materials Inventory" means our consolidated, raw materials and work-in-process inventory, net of reserves, determined in accordance with GAAP.

"Receivables" means our consolidated trade receivables, net of the allowance for doubtful accounts, as determined in accordance with GAAP.

"Related Person" of any Person means any other Person directly or indirectly owning 5% or more of the outstanding Common Stock of that Person or, in the case of a Person that is not a corporation, 5% or more of the equity interests in that Person or 5% or more of the combined voting power of the Voting Stock of that Person.

"Restricted Subsidiary" means:

(1) any of our Subsidiaries (other than a Subsidiary that is also a Subsidiary of an Unrestricted Subsidiary) organized or acquired after the date of the indenture, unless the Subsidiary will have been designated as an Unrestricted Subsidiary by resolution of the Board of Directors as provided in and in compliance with the definition of "Unrestricted Subsidiary"; and

(2) any Unrestricted Subsidiary which is designated as a Restricted Subsidiary by our board of directors; provided, however, that immediately after giving effect to the designation referred to in clause (2), no Default or Event of Default will have occurred and be continuing and we could incur at least $1.00 of additional Indebtedness under the first paragraph under the "Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock" covenant. We will evidence any designation to the trustee by promptly filing with the trustee an Officers' Certificate certifying that the designation has been made and stating that the designation complies with the requirements of the immediately preceding sentence.

"Senior Indebtedness" means, with respect to our Company:

(1) our Obligations with respect to our Credit Facility; and

(2) any other Indebtedness which we may incur under the terms of the indenture, unless the instrument under which the Indebtedness is incurred expressly provides that it is pari passu with or subordinated in right of payment to the notes. Notwithstanding anything to the contrary in the foregoing, Senior Indebtedness will not include:

(a) any obligation of ours to, in respect of or imposed by any environmental, landfill, waste management or other regulatory governmental agency, statute, law or court order;

(b) any liability for federal, state, local or other taxes owed or owing by our company;

(c) any Indebtedness of our company to any of our Subsidiaries or other Affiliates;

(d) any trade payables; or

(e) any Indebtedness that is incurred in violation of the indenture on or after the date of the indenture.

"Subsidiary" means, with respect to any Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled, without regard to the occurrence of any contingency, to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by the Person or one or more of the other Subsidiaries of that Person or a combination thereof; and

(2) any partnership, the sole general partner or the managing general partner of which is that Person or a Subsidiary of that Person, or the only general partners of which are that Persons or one or more Subsidiaries of that Person or any combination thereof.

"Unrestricted Subsidiary" means, until such time as any of the following will be designated as our Restricted Subsidiary by our board as provided in and in compliance with the definition of "Restricted Subsidiary":

(1) any Subsidiary of our company or of a Restricted Subsidiary of our company organized or acquired after the date of the indenture that is designated concurrently with its organization or acquisition as an Unrestricted Subsidiary by resolution of our board;

(2) any Subsidiary of any Unrestricted Subsidiary; and

(3) any of our Restricted Subsidiaries that is designated as an Unrestricted Subsidiary by resolution of our board, provided that:

(a) immediately after giving effect to the designation, no Default or Event of Default will have occurred and be continuing;

(b) any such designation will be deemed, at our election at the time of the designation, to be either, but not both, the making of a Restricted Payment at the time of the designation in an amount equal to the Investment in the Subsidiary subject to the restrictions contained in the "Limitation on Restricted Payments" covenant or the making of an Asset Sale at the time of the designation in an amount equal to the Investment in such Subsidiary subject to the restrictions contained in the "Asset Sales" covenant; and

(c) the Subsidiary or any of its Subsidiaries does not own any Capital Stock or Indebtedness of, or own or hold any Lien on any property of, our company or any other Subsidiary of our company that is not a Subsidiary of the Subsidiary to be so designated.

A Person may be designated as an Unrestricted Subsidiary only if and for so long as that Person:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) is a Person with respect to which neither we nor any of our Restricted Subsidiaries has any direct or indirect obligation:

(a) to subscribe for additional Equity Interests; or

(b) to make any payment to maintain or preserve that Person's financial condition or to cause that Person to achieve any specified levels of operating results; and

(3) has not guaranteed or otherwise directly or indirectly provided credit support for any of our Indebtedness or that of any of our Restricted Subsidiaries.

We will evidence any designation pursuant to clause (1) or (3) of the preceding paragraph to the trustee by filing with the trustee within 45 days of the designation an Officers' Certificate certifying that the designation has been made and, in the case of clause (3) of the preceding paragraph, our related election in respect thereof.

"Voting Stock" means any class or classes of Capital Stock pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers, general partners or trustees of any Person (irrespective of whether or not, at the time, Capital Stock of any other class or classes will have, or might have, voting power by reasons of the happening of any contingency) or, with respect to a partnership, whether general or limited, any general partner interest in such partnership.

"Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying:

(a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof by

(b) the number of years (calculated to the nearest one-twelfth) that will elapse between that date and the making of the payment; by

(2) the then outstanding principal amount of the Indebtedness.

"Wholly Owned Subsidiary" of any Person means a Subsidiary of the Person 100% of the outstanding Capital Stock or other ownership interests of which, other than directors' qualifying shares, will be at the time beneficially owned by the Person either directly or indirectly through Wholly Owned Subsidiaries.

Certificated Securities

The 111/4% notes offered by the selling noteholders were issued in certificated form and will not be eligible for book-entry transfer with the Depository Trust Company until transferred pursuant to the registration statement of which this prospectus is a part.

Upon any transfer of 111/4% notes pursuant to the registration statement of which this prospectus is a part, such 111/4% notes may be exchanged for an interest in a global note representing the principal amount of 111/4% notes being transferred. Any global notes will be deposited as soon as practicable following such transfer and registered in the name of Cede & Co., as nominee for the depositary.

The depositary is a limited-purpose trust company which was created to hold securities for its participating organizations and to facilitate the clearance and settlement of transactions in the securities between participants through electronic book-entry changes in accounts of its participants. The depositary's participants include securities brokers and dealers, including the initial purchaser of the notes, banks and trust companies, clearing corporations and certain other organizations. Access to the depositary's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by or on behalf of the depositary only through the depositary's participants or the depositary's indirect participants.

Settlement and Payment

The indenture requires that payments in respect of the notes (including principal, premium, if any, interest and any liquidated damages) be made at the offices of the trustee or, at our option, by check mailed to you at your address set forth in the registry of holders. Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds.

Additional Information

Anyone who receives this prospectus may obtain a copy of the indenture without charge by writing to MMI Products, Inc., 515 West Greens Road, Suite 710, Houston, Texas 77067, Attn: Robert N. Tenczar or by calling the Treasurer of MMI at (281) 876-0080.

DESCRIPTION OF INDEBTEDNESS

Credit Facility

The full text of the agreement governing our credit facility and its amendments are filed with the SEC. Borrowings under our credit facility are secured by first priority liens on substantially all our assets.

On October 30, 2001, we amended and restated our senior credit facility to extend its term to December 12, 2006, and to provide for a $75 million revolving credit limit. On May 8, 2003, we further amended our credit facility to increase the revolving credit limit to $115 million. Borrowings under our credit facility revolving credit line are subject to various conditions precedent and a borrowing base equal to the sum of 55% of eligible finished goods inventory plus 55% of eligible raw materials inventory plus 85% of eligible receivables, but the amount borrowable against finished goods inventory and raw materials inventory is limited to $70 million.

Borrowings under our credit facility bear interest, at our option, at either (i) the base rate (as announced from time to time by Fleet National Bank) plus an adjustable margin, which ranges from 0.00% to 0.25% (currently at 0.25%) or (ii) the Eurodollar Base Rate (as defined therein) for the applicable Eurodollar Interest Period (as defined therein) plus an adjustable margin, which ranges from 1.25% to 2.75% (currently at 2.75%), The adjustable margin for each type of loan is based on a ratio of our total funded indebtedness to "Adjusted Earnings from Operations" (a defined term substantially the same as income before interest and income taxes plus depreciation and amortization "EBITDA"). We are required to pay certain fees in connection with our credit facility, including a commitment fee of 0.50% of the undrawn portion of the revolving credit facility commitment, a standby letter of credit fee equal to 1.50% per annum of the aggregate face amount of standby letters of credit outstanding from time to time, a documentary letter of credit fee equal to 1.00% per annum of the aggregate face amount of documentary letters of credit outstanding from time to time, an administration fee in the amount of approximately $5,000 per month and an audit fee of $750 per diem while being audited by our lenders. Also, upon the closing of our $75 million credit facility, we paid a one-time closing fee of $375,000, and, when we increased our credit facility to $115 million, we paid another closing fee of $443,750.

Our credit facility contains customary representations, warranties and events of default and requires our compliance with certain covenants, including, among other things, limitations on incurrence of indebtedness, imposition of liens on our assets, capital expenditures, mergers and consolidations, disposition of assets, payment of dividends and other distributions, repayment or repurchase of subordinated indebtedness, including any of the notes, prior to maturity.

In addition, under our credit facility, we are required to maintain a ratio of adjusted earnings from operations (as defined therein) as further adjusted for other non-operational items to payments of principal on indebtedness other than the credit facility and interest of 0.75 to 1.0 for the 12-month period ending June 28, 2003 and 1.1. to 1.0 for each trailing 12-month period ending on the end of each remaining fiscal quarter. In addition, the credit facility limits our annual capital expenditures to $20 million.

13% Notes

We have outstanding $11.3 million in aggregate principal amount of 13% notes. Our 13% notes were issued under an Indenture dated July 6, 2001 between our company and U.S. Trust Company of Texas, N.A. Our 13% notes are not limited to any aggregate principal amount outstanding at any given time. Interest on our 13% notes accrues at an annual rate of 13% and is payable semi-annually on April 15 and October 15 of each year. These 13% notes are general unsecured obligations subordinated in right of payment to all of our existing and future senior indebtedness, including our credit facility.

The terms of the 13% notes are substantially similar to the 111/4% notes, except that the 111/4% notes yield a lower rate of interest. Also, in the event of an asset sale that triggers a repurchase offer for the 111/4% notes, we will be obligated to offer to purchase the 111/4% notes prior to offering to repurchase any of the 13% notes. For more details, see the section entitled "Description of the 111/4% notes."

SUMMARY OF REGISTRATION RIGHTS OF SELLING NOTEHOLDERS

We entered into an exchange and registration rights agreement with the initial purchaser of the 13% Series A notes, pursuant to which we filed with the SEC and caused to become effective a shelf registration statement of which this prospectus is a part. Pursuant to the registration rights agreement, we are required to:

    use our best efforts to cause the shelf registration statement to be declared effective by the SEC as promptly as possible but, in any event, on or prior to August 3, 2002;
    use our best efforts to keep effective the shelf registration statement until the earlier of July 6, 2003 or the date on which all of the notes covered by the shelf registration statement shall have been sold;
    cause the shelf registration statement and this prospectus and any amendment or supplement thereto, as of the effective date of the shelf registration statement, amendment or supplement, to comply in all material respects with the Securities Act; and
    cause the shelf registration statement and this prospectus and any amendment or supplement thereto, as of the effective date of the shelf registration statement, amendment or supplement, not to contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

The exchange and registration rights agreement has been listed as an exhibit to the shelf registration statement of which this prospectus is a part, and we refer you to the registration rights agreement for a complete description of its terms. See "Where to Find More Information." The exchange and registration rights agreement requires us to pay all expenses incurred in connection with the registration, offering and sale of the 111/4% notes to the public, including the reasonable fees and disbursements of one counsel for the selling noteholders. We have agreed to indemnify the selling noteholders against certain liabilities, including liabilities under the Securities Act. We intend to keep the shelf registration statement effective until March 6, 2004 or until all of the 111/4% notes covered by the shelf registration statement shall have been sold.

We urge you to read the exchange and registration rights agreement because it, and not this description, defines your rights under the agreement.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable treasury regulations, judicial authority and current administrative rulings and practice, all of which are subject to change, possibly with retroactive effect. The following general discussion summarizes material U.S. federal income tax aspects relating to the acquisition, ownership, and disposition of the resale notes. This discussion is a summary for general information only and does not consider all aspects of U.S. federal income taxation that may be relevant to you. This discussion is limited to the U.S. federal income tax consequences to persons who are beneficial owners of the resale notes and who hold their resale notes as capital assets within the meaning of Section 1221 of the Code. This discussion does not purport to deal with all aspects of U.S. federal income taxation that might be relevant to you in light of your personal investment circumstances or status, nor does it discuss the U.S. federal income tax consequences to holders subject to special treatment under the U.S. federal income tax laws (for example, financial institutions, insurance companies, dealers in securities or foreign currency, tax-exempt organizations, banks, thrifts, insurance companies, taxpayers holding the notes through a partnership or similar pass-through entity or as part of a "straddle," "hedge" or "conversion transaction," or taxpayers that have a "functional currency" other than the U.S. dollar), or certain former citizens or former long term residents of the United States. We will treat the resale notes as indebtedness for U.S. federal income tax purposes, and the balance of the discussion is based on the assumption that such treatment will be respected.

You are urged to consult their own tax advisors regarding the federal, state, local and other tax considerations of the acquisition, ownership and disposition of the resale notes.

U.S. Holders

The following discussion is limited to the U.S. federal income tax consequences to a holder of a resale note that is:

    a citizen or resident of the United States, including an alien resident who is a lawful permanent resident of the United States or meets the "substantial presence" test under Section 7701(b) of the Code;
    a corporation created or organized under the laws of the United States, or any political subdivision thereof;
    an estate whose income is subject to United States federal income taxation regardless of its source; and
    a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust (each a "U.S. Holder").

Stated Interest

The stated interest on the resale notes will be included in income by a U.S. Holder in accordance with such holder's usual method of accounting for U.S. income tax purposes.

Possible Original Issue Discount

If, in connection with the exchange of 13% notes for resale notes (the "13% exchange"), neither the resale notes nor the 13% notes exchanged therefor were considered "traded on an established market" (within the meaning of the applicable treasury regulations) during the 60-day period ending 30 days after the issue date of the resale notes ("Publicly Traded"), the issue price of the resale notes would be equal to their stated principal amount. Accordingly, the resale notes would not be treated as being issued with Original Issue Discount ("OID").

The treasury regulations provide that property is treated as Publicly Traded if, among other things, it appears on a system of general circulation (including a computer listing disseminated to subscribing brokers, dealers, or traders) that provides a reasonable basis to determine fair market value by disseminating either recent price quotations of one or more identified brokers, dealers or traders, or actual prices of recent sales transactions. We believe that there is a reasonable position that neither the 13% notes nor the resale notes appear in a system of general circulation that disseminates either recent price quotations of one or more identified brokers, dealers or traders or actual prices of recent sales transactions. Accordingly, in connection with the 13% exchange we intend to take the position that neither the 13% notes nor the resale notes were Publicly Traded. There is no assurance, however, that the Internal Revenue Service would agree with our position.

If the 13% notes were Publicly Traded, but the resale notes were not Publicly Traded, the issue price of the resale notes would be equal to the fair market value of the 13% notes on the date that the resale notes were issued. If the resale notes were Publicly Traded, their issue price would be equal to their fair market value. In either such case, the resale notes could be treated as having been issued with OID in an amount equal to the excess, if any, of the (i) stated redemption price at maturity over (ii) their issue price. In general, any OID, subject to a statutory de minimis rule, would be required to be included in the income of the U.S. Holders of the resale notes on a constant yield basis over the term of the resale notes and in advance of cash payment attributable to such income.

If the resale notes are treated as issued with OID, the resale notes would not be fungible with our existing 111/4% senior subordinated notes for U.S. federal income tax purposes and should not be permitted to trade with such notes. Because we intend to take the position that the resale notes were not issued with OID, the resale notes have been given the same CUSIP number as our other outstanding 111/4% senior subordinated notes.

Market Discount

If any of the resale notes are acquired at a "market discount," some or all of any gain realized upon a sale or other disposition or payment at maturity, or some or all of a partial principal payment of such note may be treated as ordinary income, as described below. For this purpose, "market discount" is the excess (if any) of the state redemption price at maturity (or "revised issue price," in the case of a note issued with OID) over the purchase price, subject to a statutory de minimus exception.

Under the market discount rules, a U.S. Holder generally is required to treat any principal payment on, or any gain realized on the sale, exchange, retirement or other disposition of, a note as ordinary income to the extent of the market discount that has not previously been included in income and is treated as having accrued on such note at the time of such payment or disposition. Alternatively, a U.S. Holder may elect to include the accrual of market discount in income on a current basis (although such election will be binding on all market discount bonds acquired after the first day of the taxable year to which such election applies). Absent such election, a U.S. Holder could be required to defer the deduction of a portion of any interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a note with market discount.

Any market discount will be considered to accrue on a straight-line basis during the period from the date of acquisition of the note to the maturity date of the note, unless the U.S. Holder elects with respect to such note to compute the accrual on a constant yield basis.

Bond Premium

If a U.S. Holder purchases any resale note and immediately after the purchase the adjusted tax basis of the resale note exceeds the stated principal amount of the note, the holder would not be required to include OID, if any, in income and, such excess would be treated as "bond premium."

A U.S. Holder may elect to amortize such bond premium over the remaining term of such note (or, if it results in a smaller amount of amortizable bond premium, until an earlier call date.) If bond premium is amortized, the amount of stated interest that must be included in the U.S. Holder's income for each period ending on an interest payment date or at the stated maturity, as the case may be, will be reduced by the portion of premium allocable to such period based on the note's yield to maturity. If such an election to amortize bond premium is not made, a U.S. Holder must include the full amount of each interest payment in income in accordance with its regular method of accounting and will receive a tax benefit from the premium only in computing such U.S. Holder's gain or loss upon the sale or other disposition or payment of the principal amount of the note.

An election to amortize premium will apply to amortizable bond premium on all notes and other bonds, the interest on which is includible in the U.S. Holder's gross income, held at the beginning of the U.S. Holder's first taxable year to which the election applies or that are thereafter acquired, and may be revoked only with the consent of the Internal Revenue Service.

Sale, Exchange, Redemption or Repayment of the Resale Notes

Unless a nonrecognition provision applies, the sale, exchange, redemption, or repayment of resale notes will be a taxable event for U.S. federal income tax purposes. In such event, a U.S. Holder will recognize gain or loss equal to the difference between (i) the amount of cash plus the fair market value of any property received (other than any portion attributable to accrued but unpaid interest) and (ii) the holder's adjusted tax basis therein.

Except to the extent that the market discount rules apply, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the resale notes have been held for more than one year at the time of disposition. The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting

Under the Code, U.S. Holders of resale notes may be subject to information reporting and "backup withholding" currently 28% with respect to cash payments in respect of principal (and premium, if any), OID, interest, and the gross proceeds from dispositions thereof. Backup withholding applies only if the U.S. Holder (i) fails to furnish its social security or other taxpayer identification number ("TIN") within a reasonable time after a request therefor, (ii) furnishes an incorrect TIN, (iii) fails to report properly interest or dividends, or (iv) fails, under certain circumstances, to provide a certified statement, signed under penalty of perjury, that the TIN provided is its correct number and that it is not subject to backup withholding. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is allowable as a credit (and may entitle such holder to a refund) against such U.S. Holder's U.S. federal income tax liability, provided that the required information is furnished to the Internal Revenue Service. Certain persons are exempt from backup withholding including corporations and financial institutions. U.S. Holders of notes should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such exemption.

Non-U.S. Holders

The following discussion is limited to the U.S. federal income and estate tax consequences to a holder that is a beneficial owner of resale notes and that is an individual, corporation, estate or trust other than a U.S. Holder (a "Non-U.S. Holder"). For purposes of the discussion below, interest on the resale notes (including OID, if any) and any gain on the sale, exchange or other disposition of resale notes will be considered to be "U.S. trade or business income" if such income or gain is:

    effectively connected with the conduct of a U.S. trade or business or in the case of a treaty resident, attributable to a U.S. permanent establishment (or, in the case of an individual, a fixed base) in the United States.

Interest

Generally, interest on the resale notes (including OID, if any) paid to a Non-U.S. Holder will not be subject to United States federal income or withholding tax if such interest is not U.S. trade or business income and is "portfolio interest." Generally, interest will qualify as portfolio interest if the Non-U.S. Holder:

    does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock;
    is not a controlled foreign corporation with respect to which we are a "related person" within the meaning of the Code;
    is not a bank receiving interest on the extension of credit made pursuant to a loan agreement made in the ordinary course of its trade or business; and
    certifies, under penalties of perjury, that such holder is not a United States person and provides such holder's name and address.

The gross amount of payments of interest that do not qualify for the portfolio interest exception and that are not U.S. trade or business income will be subject to U.S. withholding tax at a rate of 30% unless a treaty applies to reduce or eliminate withholding. U.S. trade or business income will be taxed at regular graduated U.S. rates rather than the 30% gross rate. In the case of a Non-U.S. Holder that is a corporation, such U.S. trade or business income also may be subject to the branch profits tax. To claim an exemption from withholding in the case of U.S. trade or business income, or to claim the benefits of a treaty, a Non-U.S. Holder must provide a properly executed Form W-8ECI (in the case of U.S. trade or business income) or Form W-8BEN (in the case of a treaty), or any successor form, as applicable, prior to the payment of interest. These forms must be periodically updated. A Non-U.S. Holder who is claiming the benefits of a treaty will be required to obtain and provide a U.S. taxpayer identification number unless in certain instances, the Non-U.S. Holder provides certain documentary evidence issued by foreign governmental authorities to prove residence in the foreign country. Also, special procedures are provided under applicable regulations for payments through qualified intermediaries.

Sale, Exchange or Redemption of Resale Notes

Except as described below and subject to the discussion concerning backup withholding, any gain realized by a Non-U.S. Holder on the sale, exchange or redemption of the resale notes generally will not be subject to U.S. federal income tax, unless:

    such gain is U.S. trade or business income; or
    subject to certain exceptions, the Non-U.S. Holder is an individual who holds the notes as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition

Federal Estate Tax

Any resale notes held (or treated as held) by an individual who is a Non-U.S. Holder at the time of his death will not be subject to U.S. federal estate tax, provided that the individual does not actually or constructively own 10% or more of the total combined voting power all classes of our stock and income on the notes was not U.S. trade or business income.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to each Non-U.S. Holder any interest on the resale notes (including OID, if any) that is paid to the Non-U.S. Holder. Copies of these information returns also may be made available under the provisions of a specific treaty or other agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

Treasury regulations provide that the backup withholding tax and certain information reporting will not apply to such payments of interest with respect to which either the requisite certification, as described above, has been received or an exemption otherwise has been established.

The payment of the proceeds from the disposition of the notes to or through the United States office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds from the disposition of the notes to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a "U.S. related person"). In the case of the payment of the proceeds from the disposition of the notes to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting (but not back-up withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge to the contrary.

Backup withholding is not an additional tax. Any amounts withheld under the back-up withholding rules may be refunded or credited against the Non-U.S. Holder's United States federal income tax liability, provided that the required information is provided to the Internal Revenue Service.

All certifications (and documentary evidence) described above under the heading "-Non-U.S. Holders" are subject to special rules with respect to reliance standards, under which certifications (and documentary evidence) provided by holders may not be relied on under certain circumstances (for example, if we, our paying agent or the broker had actual knowledge or reason to know that the certification is false).

THE PRECEDING DISCUSSION OF MATERIAL FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR AS TO PARTICULAR TAX CONSEQUENCES TO IT OF PURCHASING, HOLDING AND DISPOSING OF RESALE NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES TO APPLICABLE LAW.

Plan of Distribution

We are registering the resale notes to permit secondary trading of such resale notes by the holders from time to time after the date of this prospectus. We will bear all expenses (other than underwriting discounts and selling commissions) in connection with the registration and sale of the resale notes covered by this prospectus. We will not receive any of the proceeds from the offering of the resale notes by the selling noteholders. The resale notes may be sold from time to time:

    directly by any selling noteholder to one or more purchasers;
    to or through underwriters, brokers, or dealers;
    through agents on a best-efforts basis or otherwise; or
    through a combination of such methods of sale.

If resale notes are sold through underwriters, brokers, or dealers, the selling noteholder will be responsible for underwriting discounts or commissions or agents' commissions. The resale notes may be sold:

    in one or more transactions at a fixed price or prices, which may be changed;
    at prevailing market prices at the time of sale or at prices related to such prevailing prices;
    at varying prices determined at the time of sale; or
    at negotiated prices.

In connection with sales of the resale notes or otherwise, any selling noteholder may:

    enter into hedging transactions with brokers, dealers or others, which may in turn engage in short sales of the resale notes in the course of hedging the positions they assume;
    sell short and deliver resale notes to close out such short positions; or
    loan or pledge resale notes to brokers, dealers or others that in turn may sell such securities.

A selling noteholder may pledge or grant a security interest in some or all of the resale notes owned by it, and if it defaults in the performance of its secured obligations, the pledgees or secured parties may, in certain circumstances as we determine, offer and sell the resale notes from time to time pursuant to this prospectus. The selling noteholders may also, if we so agree, transfer and donate resale notes in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling noteholders for purposes of this prospectus.

The selling noteholders and any brokers, dealers, agents, or underwriters that participate with the selling noteholders in the distribution of the resale notes may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any commissions received by such brokers, dealers, agents, or underwriters and any profits realized by the selling noteholders on the resales of the notes may be deemed to be underwriting commissions or discounts under the Securities Act.

In addition, any resale notes covered by this prospectus which qualify for sale pursuant to Rule 144, Rule 144A, or any other available exemption from registration under the Securities Act may be sold under Rule 144, Rule 144A, or such other available exemption rather than pursuant to this prospectus. There is no assurance that any selling noteholder will sell any or all of the resale notes described herein, and any selling noteholder may transfer, devise or gift such securities by other means not described herein.

LEGAL MATTERS

The validity of the resale notes will be passed upon by Weil, Gotshal & Manges LLP located at 200 Crescent Court, Suite 300, Dallas, Texas, 75201.

EXPERTS

The consolidated financial statements of MMI Products, Inc. as of December 28, 2002 and December 29, 2001, and for each of the three fiscal years in the period ended December 28, 2002, appearing in this prospectus and registration statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholder
MMI Products, Inc.

We have audited the accompanying consolidated balance sheets of MMI Products, Inc. as of December 28, 2002 and December 29, 2001 and the related consolidated statements of operations, stockholder's equity (deficit) and cash flows for each of the three fiscal years in the period ended December 28, 2002. Our audits also included the financial statement schedule listed in the Index at Item 16(b). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of MMI Products, Inc. at December 28, 2002 and December 29, 2001 and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended December 28, 2002, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, effective December 30, 2001 the Company changed its method of accounting for goodwill.

/s/ ERNST & YOUNG LLP

Houston, Texas
February 21, 2003

MMI PRODUCTS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share information)

ASSETS	December 28, 2002	December 29, 2001
Current assets:
Cash and cash equivalents	$ 3,198	$ 2,767
Accounts receivable, net of allowance for doubtful accounts of $1,450 and $1,813, respectively	58,004	64,902
Inventories	77,095	76,266
Deferred income taxes	4,606	3,530
Prepaid expenses and other current assets	5,357	2,909
Total current assets	148,260	150,374
Property, plant and equipment, net	66,296	78,456
Goodwill	49,678	49,678
Deferred charges and other assets	16,252	8,550
Total assets	$ 280,486	$ 287,058

LIABILITIES AND STOCKHOLDER'S DEFICIT
Current liabilities:
Accounts payable	$ 30,467	$ 40,487
Accrued liabilities	17,857	15,327
Accrued interest	4,860	5,173
Due to MMHC	5,084	3,085
Current maturities of long-term obligations	1,422	2,164
Total current liabilities	59,690	66,236
Long-term obligations	224,802	216,131
Deferred income taxes	12,888	13,902
Other long-term liabilities	1,784	1,175

Stockholder's deficit:
Common stock, $1 par value; 500,000 shares authorized; 252,000 shares issued and outstanding	252	252
Additional paid-in capital	15,450	15,450
Accumulated other comprehensive loss, net of tax of $696 and $392, respectively	(1,088)	(612)
Retained deficit	(33,292)	(25,476)
Total stockholder's deficit	(18,678)	(10,386)
Total liabilities and stockholder's deficit	$ 280,486	$ 287,058

The accompanying notes are an integral part of the consolidated financial statements.

MMI PRODUCTS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands)

	Fiscal Year Ended
	December 28, 2002	December 29, 2001	December 30, 2000

Net sales	$ 504,609	$ 501,889	$ 530,429
Cost of sales	425,975	412,666	429,636
Gross profit	78,634	89,223	100,793
Selling, general and administrative expense	48,735	46,265	45,310
Impairment of fixed assets (note 6)	3,763	--	--
Restructuring expense (note 6)	3,184	--	--
Other expense, net	957	306	252
Income before interest and income taxes	21,995	42,652	55,231
Interest expense	25,606	25,189	23,203
Income (loss) before income taxes	(3,611)	17,463	32,028
Provision (benefit) for income taxes	(1,311)	7,522	12,856
Net income (loss)	$ (2,300)	$ 9,941	$ 19,172

The accompanying notes are an integral part of the consolidated financial statements.

MMI PRODUCTS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY (DEFICIT)
(In thousands)

	Common Stock	Additional Paid-In Capital	Retained Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholder's Equity (Deficit)
Balance at January 1, 2000	$ 252	$ 15,450	$ (7,447)	$ 51	$ 8,306

Net income	--	--	19,172	--	19,172
Additional minimum pension liability, net of tax	--	--	--	(427)	(427)
Comprehensive income					18,745
Dividend to MMHC	--	--	(31,000)	--	(31,000)
Balance at December 30, 2000	$ 252	$ 15,450	$ (19,275)	$ (376)	$ (3,949)

Net income	--	--	9,941	--	9,941
Additional minimum pension liability, net of tax	--	--	--	(236)	(236)
Comprehensive income					9,705
Dividend to MMHC	--	--	(16,142)	--	(16,142)
Balance at December 29, 2001	$ 252	$ 15,450	$ (25,476)	$ (612)	$ (10,386)
Net loss	--	--	(2,300)		(2,300)
Additional minimum pension liability, net of tax	--	--	--	(476)	(476)
Comprehensive loss					(2,776)
Dividend to MMHC	--	--	(5,516)	--	(5,516)
Balance at December 28, 2002	$ 252	$ 15,450	$ (33,292)	$ (1,088)	$ (18,678)

The accompanying notes are an integral part of the consolidated financial statements.

MMI PRODUCTS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Fiscal Year Ended
	December 28, 2002	December 29, 2001	December 30, 2000
Operating activities:
Net (loss) income	$ (2,300)	$ 9,941	$ 19,172
Adjustments to reconcile net (loss) income to net cash by operating activities:
Depreciation and amortization	11,600	13,841	13,176
Amortization of bond premium and prepaid interest	133	(264)	(265)
Impairment of fixed assets	3,763	--	--
Provision for losses on accounts receivable	941	1,590	1,293
Deferred income taxes	(2,090)	(1,495)	647
Loss on sale of equipment	121	373	275
Changes in operating assets and liabilities, net of effects of acquired businesses:
Accounts receivable	5,957	(4,172)	2,814
Inventories	(829)	7,797	(9,362)
Prepaid expenses and other assets	219	1,062	(140)
Accounts payable and accrued liabilities	(7,523)	(1,909)	2,279
Income taxes payable	(1,934)	(153)	(696)
Due to MMHC	1,999	2,995	(654)
Net cash provided by operating activities	10,057	29,606	28,539
Investing activities:
Capital expenditures	(5,510)	(4,605)	(6,933)
Deposits relating to new equipment	(5,666)	--	--
Proceeds from sale of equipment	49	305	297
Acquisitions, net of cash acquired	--	(2,058)	(42,605)
Other	(64)	31	(28)
Net cash used in investing activities	(11,191)	(6,327)	(49,269)
Financing activities:
Proceeds from debt obligations	245,186	256,092	256,177
Payments on debt and capital lease obligations	(235,609)	(260,921)	(203,597)
Dividend to MMHC	(5,516)	(16,142)	(31,000)
Debt costs	(2,496)	(2,556)	(265)
Net cash provided by (used in) financing activities	1,565	(23,527)	21,315
Net change in cash and cash equivalents	431	(248)	585
Cash and cash equivalents, beginning of period	2,767	3,015	2,430
Cash and cash equivalents, end of period	$ 3,198	$ 2,767	$ 3,015
Supplemental Cash Flow Information:
Supplemental disclosure of non-cash investing activities:
Issuance of capital lease obligations for capital expenditures	$ 715	$ 1,304	$ 1,435
Cash paid for interest	27,258	23,222	22,364
Cash paid for income taxes	2,410	8,966	13,940

The accompanying notes are an integral part of the consolidated financial statements.

MMI PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 28, 2002

1. Description of Business and Significant Accounting Policies

Description of Business

The consolidated financial statements include the accounts of MMI Products, Inc. and its wholly owned subsidiary, MMI Management, Inc., and their partnership interests in MMI Management Services L.P. (collectively, "the Company"). All significant intercompany balances and transactions have been eliminated. MMI Products, Inc. is a wholly owned subsidiary of Merchants Metals Holding Company ("MMHC"). The Company is a manufacturer and distributor of products used in the nonresidential, infrastructure and residential construction industries within the United States. The manufactured products in each of the Company's product lines are produced primarily from the same raw material, steel rod. The Company's customers include contractors, fence wholesalers, industrial manufacturers, highway construction contractors and fabricators of reinforcing bar.

Fiscal Year

The Company follows a 52-53 week fiscal year ending on the Saturday closest to December 31. The 2002, 2001 and 2000 fiscal years refer to the fifty-two week periods ended December 28, 2002, December 29, 2001 and December 30, 2000, respectively.

Reclassifications

Certain reclassifications have been made to the 2001 financial statements in order to conform to the 2002 presentation.

Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is probable. These criteria are met generally at the time product is shipped but sometimes when the product reaches its destination. Costs associated with shipping and handling of products is included in cost of sales.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

All demand deposits and time deposits with original maturities of three months or less when purchased are considered to be cash equivalents.

Inventories

Inventories are valued at the lower of average cost or market for most products other than welded wire mesh. The welded wire mesh division of the Concrete Construction Products segment values its inventory at the lower of first in, first out ("FIFO") cost or market.

MMI PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

Certain quantities of raw material are acquired on the Company's behalf by a broker. These inventories are stored under a consignment arrangement. Once certain acceptance provisions are met, title passes to the Company and inventory cost is recorded.

Property, Plant and Equipment

Property, plant and equipment are stated at historical cost, except for assets acquired in business combinations which are recorded at fair value at the date of acquisition. Depreciation is computed using the straight-line method based on the estimated useful lives of the related assets. Estimated useful lives are as follows:

Building and improvements	10 to 31 years
Machinery and equipment	2 to 20 years
Rental equipment	7 to 10 years

Depreciation expense was $11,138,000, $11,122,000 and $10,613,000 for fiscal years 2002, 2001 and 2000, respectively.

Major capital upgrades are capitalized. Maintenance, repairs and minor upgrades are expensed as incurred. Gains and losses from dispositions are included in the results of operations.

Certain machinery and equipment is leased under capital leases. Assets recorded under capital leases are amortized over the period of the respective leases with the related amortization included in depreciation expense.

Impairment of Long-Lived Assets

The carrying values of long-lived assets are reviewed for potential impairment when events or changes in circumstances indicate the carrying amount of such assets may not be recoverable, as determined based on the estimated future undiscounted cash flows.

If such assets are considered to be impaired, the carrying value of the related assets would be reduced to their estimated fair value.

Goodwill

The Company reviews the carrying values of goodwill and identifiable intangibles whenever events or changes in circumstances indicate that such carrying values may not be recoverable and at least annually for goodwill as required by the Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). The valuation of impairment under SFAS 142 requires the use of forecasts, estimates, and assumptions as to the future performance of the operations. Actual results could differ from forecasts, resulting in a revision of the assumptions and, if required, recognition of an impairment loss.

In determining the fair value of each reporting unit (as defined by SFAS 142), the Company estimates fair value by applying a range of multiples of earnings before interest, taxes, depreciation and amortization ("EBITDA"). In the event the carrying value exceeds the estimated fair value, the Company performs the required test to determine any potential goodwill impairment. If such impairments exist, the excess book value is written off as an impairment expense.

Income Taxes

A current income tax expense or benefit is recognized for estimated income taxes to be paid or refunded relating to the Company's taxable income or loss. The liability method is used to record deferred income taxes.

MMI PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

Under this method, differences between the financial reporting and tax bases of assets and liabilities are identified. Deferred income taxes relating to those differences are measured using the tax rates and laws currently in effect. A valuation reserve is recorded to reduce deferred tax assets if realization is questionable.

Concentration of Credit Risk

Financial instruments that could potentially subject the Company to concentrations of credit risk are accounts receivable. The creditworthiness of customers is continuously evaluated and generally does not require collateral. No customer accounted for 10% or more of consolidated net sales for fiscal years 2002, 2001, and 2000.

The Company maintains an allowance for doubtful accounts receivable by providing for specifically identified accounts where collectibility is questionable and a general allowance based on the aging of the receivables, giving consideration to historical experience and current trends. A change in experiences or trends could require a material change in our estimate of the allowance for doubtful accounts.

Fair Value of Financial Instruments

The recorded value of monetary assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, and accounts payable, are considered to approximate their respective fair values at December 28, 2002 and December 29, 2001. The carrying values of senior subordinated debt are $200 million versus estimated fair values of $184.5 million and $186.5 million, at December 28, 2002 and December 29, 2001, respectively. The estimated fair values are based on the quoted market prices. The fair value of the revolving credit facility approximates its carrying value.

Recent Accounting Standards

In July 2002, FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. The statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 requires that an accrual for a cost associated with an exit or disposal activity be recognized when a liability is incurred. Under Issue EITF 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. MMI expects to adopt SFAS 146, effective December 29, 2002, the beginning of its fiscal year 2003.

2. ADOPTION OF SFAS NO. 142

Effective December 30, 2001, the Company adopted SFAS No. 142, which prohibits the amortization of goodwill and intangible assets with indefinite useful lives, and requires that these assets be reviewed for impairment at least annually. Prior to the adoption of SFAS No. 142, the Company historically evaluated goodwill for impairment, when certain indicators are present, by comparing its total unamortized balance of goodwill to total projected undiscounted cash flows.

SFAS No. 142 requires that goodwill be tested for impairment at a reporting unit level upon adoption and at least annually thereafter. The Company determines the fair value of each reporting unit by using a multiple of income before interest and income taxes plus depreciation and amortization (EBITDA) and comparing it to each reporting unit's carrying value. During the second quarter of fiscal 2002, the Company completed the transition impairment test as of December 30, 2001 and determined the adoption of this provision of the new rule had no impact on the Company's financial statements. The Company performed the first of the required annual tests of impairment as of December 28, 2002 and no impairment of goodwill was indicated.

MMI PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

The following information provides net income for the fiscal years ended December 29, 2001 and December 30, 2000, adjusted to exclude amortization expense relating to goodwill recognized in those periods.

Fiscal Year Ended
	December 29, 2001	December 30, 2000
(In thousands)
Reported net income	$ 9,941	$ 19,172
Add back: Goodwill amortization	2,284	1,883
Adjusted net income	$ 12,225	$ 21,055

3. DIVIDENDS TO MMHC

Availability of cash at MMHC for payments related to its Credit Facility and its cumulative preferred dividend obligation is principally dependent upon the Company's cash flows. State of Delaware corporate law, the Revolving Credit Facility agreement and senior subordinated notes indenture require the Company to meet certain tests before any dividends can be distributed to MMHC. The Company paid dividends of $5.5 million, $16.1 million and $31.0 million to MMHC in 2002, 2001 and 2000, respectively, for payments applied to the MMHC Credit Facility.

4. DETAILS OF CERTAIN BALANCE SHEET ITEMS

Inventories consist of the following:

	December 28, 2002	December 29, 2001
	(In thousands)
Raw materials	$ 21,480	$ 18,918
Work-in-process	235	819
Finished goods	55,380	56,529
	$ 77,095	$ 76,266

Property, plant, and equipment consist of the following:

	December 28, 2002	December 29, 2001
	(In thousands)
Land	$ 4,915	$ 5,911
Buildings and improvements	25,239	29,203
Machinery and equipment	89,814	93,978
Rental equipment	4,225	4,225
Less accumulated depreciation	57,897	54,861
Total property, plant, and equipment, net	$ 66,296	$ 78,456

Machinery and equipment under capital lease obligations included in property, plant, and equipment amount to $3,394,000 and $4,278,000, net of accumulated amortization of $6,880,000 and $5,769,000, at December 28, 2002 and December 29, 2001, respectively.

MMI PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

Deferred charges and other assets consist of the following:

	December 28, 2002	December 29, 2001
	(In thousands)
Deferred charges	$ 4,554	$ 5,434
Deposits on machinery and equipment	5,666	--
Assets held for sale / idle equipment	5,112	1,734
Intangible assets, net of accumulated amortization of $2,104, and 1,642	920	1,382
Total deferred charges and other assets, net	$ 16,252	$ 8,550

Intangible assets are amortized on a straight-line basis over their respective estimated lives which are between 3 and 20 years. Estimated aggregate amortization expense related to intangible assets, other than goodwill, for the next five years is $873,000. Total amortization expense for fiscal years 2002, 2001 and 2000 was $462,000, $2,719,000, and $2,563,000, respectively.

Accrued liabilities consist of the following:

	December 28, 2002	December 29, 2001
	(In thousands)
Accrued compensation	$ 4,639	$ 4,860
Accrued insurance	2,597	2,650
Accrued retirement benefits	1,462	1,464
Accrued restructuring costs	2,840	--
Other accrued liabilities	6,319	6,353
	$ 17,857	$ 15,327

5. LONG-TERM OBLIGATIONS

Long-term debt, including capital lease obligations, consist of the following:

	December 28, 2002	December 29, 2001
	(In thousands)
Revolving Credit Facility	$ 24,189	$ 12,630
11.25% Senior subordinated notes, due 2007, interest payable semi-annually in arrears on April 15 and October 15 (1)	187,711	151,374
13% Senior subordinated notes, due 2007, interest payable semi-annually in arrears on April 15 and October 15	11,300	50,000
Capital lease obligations	3,024	4,291
	226,224	218,295
Less current maturities	1,422	2,164
Long-term obligations	$ 224,802	$ 216,131

(1) Includes premium of $1,109 and $1,374, less prepaid interest of $2,098 and $0 as of December 28, 2002 and December 29, 2001, respectively.

MMI PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

Scheduled maturities of long-term debt, including capital lease obligations, are as follows:

	Long-Term Debt	Capital Leases
	(In thousands)
2003	$ --	$ 1,593
2004	--	1,028
2005	--	463
2006	24,189	188
2007	200,000	33
2008 and thereafter	--	--
	224,189	3,305
Less amount representing interest	--	281
	$ 224,189	$ 3,024

Revolving Credit Facility

The senior credit facility provides for revolving credit not to exceed $75.0 million and matures on December 12, 2006. Borrowings under the credit facility are limited by a borrowing base computation. The maximum allowable borrowing is equal to the sum of 50% of eligible finished goods inventory plus 65% of eligible raw materials inventory plus 85% of eligible receivables. The amount borrowable against finished goods inventory and raw materials inventory is further limited to $45.0 million.

Borrowings under the credit facility bear interest, at the Company's option, at either (i) the base rate (as announced from time to time by Fleet National Bank) plus 0.25% or (ii) the Eurodollar Base Rate for the applicable Eurodollar Interest Period plus an adjustable margin, which ranges from 1.25% to 2.75% based on a ratio of total funded indebtedness to "Adjusted Earnings from Operations" (a defined term substantially the same as EBITDA). Borrowings bearing interest at Eurodollar rates have historically been denominated in short-term obligations of LIBOR with one to six month maturities. On December 28, 2002, $10 million of the outstanding borrowings bore LIBOR based interest and mature on January 21, 2003. As of December 28, 2002, the average interest rate for this facility was 4.13%.

The credit facility contains customary representations, warranties and events of default and requires compliance with certain covenants, including, among other things, a minimum relationship between operating cash flows and fixed charges such as interest (the "Fixed Charge Coverage Ratio"), limitations on incurrence of indebtedness, imposition of liens on assets, capital expenditures, mergers and consolidations, disposition of assets, payment of dividends and other distributions, repayment or repurchase of subordinated indebtedness prior to maturity. The annual capital expenditure limitation is $20.0 million. At December 28, 2002, the Company was in compliance with all covenants.

The revolving credit facility is secured by all assets and stock and is guaranteed by MMHC. Borrowing availability under the revolving credit facility at December 28, 2002, after taking into account borrowing base restrictions and outstanding borrowings and letters of credit, was approximately $45.9 million. Outstanding letters of credit (which cannot exceed $20.0 million) totaled $4.9 million and $2.9 million at December 28, 2002 and December 29, 2001, respectively.

MMI PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

Senior Subordinated Notes

  11.25% Notes

On April 16, 1997, the Company issued $120.0 million of 11.25% Notes due 2007. The net proceeds of $116.0 million, after fees and expenses, were used to (i) distribute $57.1 million to MMHC for the redemption by MMHC of certain of its equity interests, (ii) repay the entire $10.0 million principal amount, plus accrued interest, on a senior subordinated secured note payable, (iii) repay the Company's remaining indebtedness under a term loan facility of $11.4 million and (iv) reduce the Company's indebtedness under a revolving credit facility. The senior subordinated notes are general unsecured obligations of the Company and are subordinated to the Company's revolving credit facility.

On February 12, 1999, the Company issued $30.0 million of 11.25% Notes due 2007. The net proceeds of approximately $31 million, which include the original issuance premium, after fees and expenses, were used to reduce the borrowings under the revolving credit facility. The effective interest rate of these notes is 10.5% per annum.

  13% Notes

On July 6, 2001, the Company issued $50.0 million of 13% Notes in a private offering. The net proceeds of approximately $49 million, after fees and expenses, were used to reduce borrowings under the revolving credit facility.

  Exchange of 13% Notes for 11.25% Notes

On March 6, 2002, the Company exchanged $38.7 million in principal amount of the 13% Notes, on a par-for-par basis, for newly issued 11.25% Notes plus an aggregate cash payment of approximately $3 million funded by the revolving credit facility. The aggregate cash payment was calculated by adding (i) the present value, as of the date of exchange, of the difference between the remaining interest payments on the 13% Notes versus the 11.25% Notes, and (ii) the difference between the accrued and unpaid interest on the 13% Notes and the 11.25% Notes between the last interest payment date and the date of exchange.

  Redemption Options

The 11.25% and 13% Notes may be redeemed at the option of the Company, in whole or in part, at any time at the prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and liquidated damages, if any, thereon to the applicable redemption date, if redeemed during the twelve-month period beginning on April 15 of the years indicated:

Year	11.25% Notes Percentage	13% Notes Percentage
2003	103.750%	104.333%
2004	101.875%	102.167%
2005 and thereafter	100.000%	100.000%

MMI PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

  Change in Control Provision

The 11.25% and 13% Notes are subject to a "Change in Control" provision. This provision states that a change in control exists if either of the following occurs; a sale of substantially all assets, the liquidation or dissolution of the Company, a change in the beneficial ownership of more than 50% of the total voting power of the voting stock, or the majority of the members of the Board of Directors do not continue as directors. If a change in control exists, each holder will have the right to require the Company to repurchase all or any part of their notes at a repurchase price in cash at 101% of the aggregate principal plus accrued and unpaid interest and liquidating damages, if any.

6. FIXED ASSET IMPAIRMENTS AND RESTRUCTURING CHARGES

Beginning in early fiscal 2002, management began the process of evaluating the Company's existing network of manufacturing plants and distribution locations, and re-engineering business processes within facilities. The initiative's primary focus is the more effective utilization of assets and reduction of excess capacity through consolidation and rationalization.

In connection with this initiative, management approved a restructuring plan that commenced during the fourth quarter of 2002. Management's plan included the closure of three manufacturing facilities (Baltimore, Maryland, Oregon, Ohio and Bartonville, Illinois), the shutdown of a production line at two different plants, and the closure of two distribution facilities. In connection with these activities, the Company recorded $0.8 million for severance payments associated with the termination of 149 employees, and $2.4 million related to other employee benefit costs and certain facility related costs, including remaining non-cancelable lease obligations.

A reconciliation of the restructuring charge activity associated with these restructuring costs as of December 28, 2002 is as follows (in thousands):

	Severance and Other Employee Related Costs	Facility Costs	Total
Restructuring provision	$ 1,242	$ 1,942	$ 3,184
Payments	(327)	(17)	(344)
Balance at December 28, 2002	$ 915	$ 1,925	$ 2,840

In conjunction with the facility closures, the Company recorded an impairment charge of $3.8 million for certain assets which have no future benefit to the Company. Additionally, certain assets have been reclassified as "held-for-sale". Assets held for sale at December 28, 2002 are comprised of land and buildings (Baltimore, Maryland and Oregon, Ohio), and certain production equipment. These assets, totaling approximately $5.1 million, are included in other assets. These assets are recorded at amounts not in excess of what management currently expects to receive upon sale, less cost of disposal; however, the amounts the Company will ultimately realize are dependent on numerous factors, some of which are beyond management's ability to control, and could differ materially from the amounts currently recorded.

MMI PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

7. Commitments and Contingencies

The Company leases warehouse and office space and certain machinery and equipment under operating leases. Future minimum lease payments on non-cancelable operating leases with remaining terms of one or more years consisted of the following at December 28, 2002 (in thousands):

2003	$ 7,039
2004	5,203
2005	3,633
2006	2,429
2007	1,618
2008 and thereafter	3,657
Total	$ 23,579

Total rental expense for fiscal years 2002, 2001 and 2000 was $8,640,000, $8,316,000 and $7,876,000, respectively.

The Company is involved in a number of legal actions arising in the ordinary course of business. The various asserted claims and litigation in which it is involved are judged to not materially affect financial position, future operating results or cash flows, although no assurance can be given with respect to the ultimate outcome of any such claim or litigation.

8. EMPLOYEE BENEFIT PLANS

Defined Contribution Plans

401(k) Plan. Through January 31, 2002, the Company maintained two defined contribution plans - the MMI Products, Inc. 401(k) Savings Plan (the "401(k) Plan") and the MMI Products, Inc. Pension Plan (the "Pension Plan"). Effective February 1, 2002, the two plans have been merged. The MMI Products, Inc. Retirement and 401(k) Savings Plan (the "Merged Plan") incorporates a 401(k) feature for all employees who contribute a portion of their compensation to the Merged Plan. The Company will match employee contributions of up to 2% of their individual compensation at a rate of 50%. The Company will also contribute a discretionary amount to the Merged Plan for the benefit of all eligible employees, whether they participate in the 401(k) feature or not. Employees covered by a collective bargaining agreement have not been eligible for the previous plans nor are eligible under the Merged Plan.

Under the Merged Plan, vesting in the Company's matching 401(k) contribution is immediate. Vesting in the discretionary retirement contribution will be over a three year period.

The Company's contributions to the 401(k) Plan and the Pension Plan for fiscal years 2002, 2001 and 2000 were $2,047,000, $2,042,000, and $1,566,000, respectively.

Defined Benefit Plans

The Company maintains a retirement plan which covers former employees of the now closed Baltimore, Maryland manufacturing plant. The plan was established under a collective bargaining agreement with the union representing the employees. Plan benefits are based primarily on years of service. It is the policy of the Company to fund this plan currently based upon actuarial determinations and applicable tax regulations.

MMI PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

	Fiscal Year Ended
	2002	2001
	(In thousands)
Change in benefit obligation:
Obligation at beginning of year	$ 2,829	$ 2,697
Service cost	115	105
Interest cost	202	205
Actuarial loss	448	26
Benefit payments	(216)	(204)
Obligation at end of year	$ 3,378	$ 2,829

	Fiscal Year Ended
	2002	2001
	(In thousands)
Change in plan assets:
Fair value of plan assets at beginning of year	$ 2,217	$ 2,435
Actual return on plan assets	191	210
Employer contributions	140	176
Actuarial loss	(412)	(400)
Benefit payments	(216)	(204)
Fair value of plan assets at end of year	1,920	2,217
Funded status at end of year	(1,458)	(612)
Unamortized prior-service cost	-	171
Unrecognized loss	1,784	1,004
Net amount recognized	$ 326	$ 563

Amounts recognized in the consolidated balance sheets consist of:	December 28, 2002	December 29, 2001
	(In thousands)
Accrued benefit costs	$ (1,458)	$ (612)
Intangible asset	-	171
Other comprehensive loss	1,784	1,004
Net amount recognized	$ 326	$ 563

The plan's accumulated benefit obligation was $3,378,000 and $2,829,000 for fiscal years 2002 and 2001, respectively.

	Fiscal Year Ended
Components of net periodic benefit cost:	2002	2001	2000
	(In thousands)
Service cost	$ 115	$ 105	$ 79
Interest cost	202	205	171
Expected return on plan assets	(191)	(210)	(207)
Amortization of prior-service cost	24	24	11
Amortization of net loss	80	39	--
Curtailment adjustments	147	--	--
Net periodic benefit cost	$ 377	$ 163	$ 54

The amounts included within other comprehensive income arising from changes in the additional minimum pension liability for fiscal years 2002 and 2001, net of tax, was $476,000 and $236,000, respectively.

MMI PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

Historically, prior-service costs were amortized on a straight-line basis over the average remaining working lifetime of participants. Due the plan curtailment that occurred in 2002, approximately $147,000 of these unrecognized costs were recognized and are included in other expense.

Gains and losses in excess of 10% of the greater of benefit obligation and the market-related value of assets are amortized over the average remaining working lifetime of participants expected to receive benefits.

	Fiscal Year Ended
	2002	2001
Weighted average assumptions:
Discount rate	6.75%	7.25%
Expected long-term rate of return on assets	8.50%	8.50%

The Company also contributes to certain multi-employer, defined benefit plans covering certain employees under other collective bargaining agreements. Total expenses for these plans were $594,000, $441,000, and $447,000 for fiscal years 2002, 2001 and 2000 respectively.

9. INCOME TAXES

Significant components of the provision (benefit) for income taxes, which are not allocated to the business segments, are as follows:

	Fiscal Year Ended
	2002	2001	2000
	(In thousands)
Current:
Federal	$ 639	$ 7,753	$ 10,612
State and local	(162)	1,112	1,322
	477	8,865	11,934
Deferred:
Federal	(1,506)	(1,205)	798
State and local	(282)	(138)	124
	(1,788)	(1,343)	922
Total current and deferred	$ (1,311)	$ 7,522	$ 12,856

The reconciliation of income tax computed at the U.S. federal statutory tax rate to income tax expense (benefit) is as follows for fiscal years 2002, 2001, and 2000:

	Fiscal Year Ended
	2002	2001	2000
	(In thousands)
Tax at U.S. statutory rate	$ (1,264)	$ 6,112	$ 11,210
State and local income taxes, net of federal benefit	(293)	590	924
Goodwill	-	500	466
Other, net	246	320	256
Total	$ (1,311)	$ 7,522	$ 12,856

MMI PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

	December 28, 2002	December 29, 2001
	(In thousands)
Deferred tax liabilities:
Property, plant, and equipment	$ 12,129	$ 13,219
Intangible assets	1,527	1,049
Total deferred tax liabilities	13,656	14,268
Deferred tax assets:
Inventory valuation	1,104	894
Allowance for doubtful accounts	714	844
Self-insurance accruals	1,012	1,033
Restructuring accruals	1,107	-
Other	1,644	1,125
Total deferred tax assets	5,581	3,896
Valuation allowance	206	-
Net deferred tax liabilities	$ 8,281	$ 10,372

For the fiscal years 2002 and 2001, the Company has recorded a deferred tax benefit of $304,000 and $151,000, respectively, from the changes in the additional minimum pension liability that is recorded as part of accumulated other comprehensive income.

10. SEGMENT REPORTING

Four operating units are aggregated into two reportable segments: Fence and Concrete Construction Products. The Fence segment has two operating units that offer similar products and services. The Concrete Construction Products segment has two operating units that offer complimentary products and services within the concrete construction industry.

Fence Segment

The Fence segment manufactures chain link fence fabric, a full line of aluminum die cast and galvanized pressed steel fittings, ornamental iron products, PVC color coated wire and vinyl coated color pipe, tubing and fittings. In addition, the segment also distributes many different fence products including pipe, tubing, wood, vinyl, aluminum, and ornamental iron fence products, gates, hardware, and other related products. The fence products are used in numerous residential and nonresidential applications.

Concrete Construction Products Segment

The Concrete Construction Products segment manufactures wire mesh and a variety of concrete accessories. Concrete accessories include supports for steel reinforcing bars and wire mesh, form ties, welded dowel assemblies, anchors and inserts. The concrete construction products are used in the construction of roads, bridges and other heavy construction projects including nonresidential buildings.

The accounting policies of the reportable segments are the same as those described in Note 1. The Company evaluates the performance of its business units based upon their return on invested capital elements and other performance measurements.

MMI PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

Summarized financial information concerning the reportable segments is presented in the following tables. The Corporate column for earnings before interest and income taxes represents only amortization of intangibles. Corporate general and administrative expenses are allocated to the segments based upon proportional net sales.

	Fiscal Year 2002
	Fence	Concrete Construction Products	Corporate	Total
	(In thousands)
External sales	$ 290,415	$ 214,194	$ --	$ 504,609

Earnings before interest and income taxes	$ 10,500	$ 11,957	$ (462)	$ 21,995
Interest expense	--	--	25,606	25,606
Earnings before income taxes	10,500	11,957	(26,068)	(3,611)
Income taxes	--	--	(1,311)	(1,311)
Net income (loss)	$ 10,500	$ 11,957	$ (24,757)	$ (2,300)

Segment assets (1)	$ 115,741	$ 135,135	$ 29,610	$ 280,486
Capital expenditures	2,236	3,137	137	5,510
Depreciation and amortization	4,246	6,892	462	11,600

	Fiscal Year 2001
	Fence	Concrete Construction Products	Corporate	Total
	(In thousands)
External sales	$ 269,781	$ 232,108	$ --	$ 501,889

Earnings before interest and income taxes	$ 14,526	$ 30,845	$ (2,719)	$ 42,652
Interest expense	--	--	25,189	25,189
Earnings before income taxes	14,526	30,845	(27,908)	17,463
Income taxes	--	--	7,522	7,522
Net income (loss)	$ 14,526	$ 30,845	$ (35,430)	$ 9,941

Segment assets (1)	$ 118,998	$ 151,749	$ 16,311	$ 287,058
Capital expenditures	1,173	3,413	19	4,605
Depreciation and amortization	4,461	6,661	2,719	13,841

MMI PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

	Fiscal Year 2000
	Fence	Concrete Construction Products	Corporate	Total
	(In thousands)
External sales	$ 276,185	$ 254,244	$ --	$ 530,429

Earnings before interest and income taxes	$ 14,826	$ 42,968	$ (2,563)	$ 55,231
Interest expense	--	--	23,203	23,203
Earnings before income taxes	14,826	42,968	(25,766)	32,028
Income taxes	--	--	12,856	12,856
Net income (loss)	$ 14,826	$ 42,968	$ (38,622)	$ 19,172

Segment assets (1)	$ 122,444	$ 157,806	$ 15,438	$ 295,688
Capital expenditures	3,010	3,772	151	6,933
Depreciation and amortization	4,203	6,410	2,563	13,176

  Segment assets include accounts receivable, inventory, goodwill and property, plant and equipment. Corporate assets include all other components of total consolidated assets.

11. QUARTERLY FINANCIAL DATA (Unaudited)

	2002 (by fiscal quarter)
	1	2	3	4
	(In thousands)
Net sales	$ 115,910	$ 148,679	$ 132,656	$ 107,364
Gross profit	18,739	26,593	20,429	12,873
Net income (loss)	176	5,170	(2,456)	(5,190)

		2001 (by fiscal quarter)
	1	2	3	4
	(In thousands)
Net sales	$ 106,022	$ 137,758	$ 137,304	$ 120,805
Gross profit	16,653	26,137	26,099	20,334
Net income (loss)	(784)	5,394	5,071	260

MMI PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

12. SUBSEQUENT EVENT

On December 30, 2002, the Company purchased all of the issued and outstanding shares of Structural Reinforcement Products, Inc., ("SRP") a Delaware corporation for approximately $14.3 million in cash plus annual payments over a five year period totaling $4.3 million, including $0.7 million of imputed interest. Additionally, $9.4 million of bank related debt and interest was repaid. Acquired income tax benefits of approximately $3.2 million substantially offset the $3.6 million present value of annual installment payments. The Company may be required to pay additional purchase consideration if the volume of product produced on certain of the acquired machines and the earnings of the acquired facility in fiscal years 2003 through 2010 exceed certain annual results established in the purchase agreement. When it is determined that additional purchase consideration has been earned and the additional consideration is distributable, the Company will record these additional amounts as additional costs of the acquisition. No additional purchase consideration is expected to be incurred in 2003. The acquisition of SRP provides the Company with significant improvements in the quality of production facilities which is consistent with management's overall plan to improve operating efficiencies and reduce costs. The acquisition has been accounted for using the purchase method of accounting.

The aggregate purchase price has been preliminarily allocated to the assets acquired and liabilities assumed based on the Company's initial estimate of their fair values. The excess of the purchase price over the fair value of the net identifiable assets has been allocated to goodwill. SRP is a manufacturer of welded wire mesh in a "state-of-the-art" plant facility located in Hazleton, Pennsylvania. The results of operations of the acquired business will be included in the Company's consolidated financial statements from the date of acquisition, December 30, 2002. None of the goodwill is expected to be tax deductible.

The following represents the payment/liability components of the total purchase price of the net assets acquired:

(In thousands)
Payment for SRP common stock	$ 14,285
Payment of bank related debt	9,368
Acquisition costs	140
Cash payments	23,793
Present value of contracted installment payments	3,600
Purchase price	$ 27,393

The following represents the Company's initial allocation of the purchase prices:

(In thousands)
Operating working capital	$ 4,187
Plant, property and equipment	9,113
Deferred income tax asset	3,167
Goodwill	10,926
Net operating assets acquired	$ 27,393

MMI PRODUCTS, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share information)

ASSETS	March 29, 2003 (Unaudited)	December 28, 2002 (Note 1)
Current assets:
Cash and cash equivalents	$ 3,370	$ 3,198
Accounts receivable, net of allowance for doubtful accounts of $1,576 and $1,450, respectively	60,659	58,004
Inventories	83,445	77,095
Deferred income taxes	4,397	4,606
Income tax receivable	5,697	3,405
Prepaid expenses and other current assets	2,511	1,952
Total current assets	160,079	148,260
Property, plant and equipment, net	74,622	66,296
Goodwill	61,202	49,678
Deferred charges and other assets	16,999	16,252
Total assets	$ 312,902	$ 280,486

LIABILITIES AND STOCKHOLDER'S DEFICIT
Current liabilities:
Accounts payable	$ 34,826	$ 30,467
Accrued liabilities	13,749	17,857
Accrued interest	10,603	4,860
Due to MMHC	6,160	5,084
Current maturities of long-term obligations	1,338	1,422
Total current liabilities	66,676	59,690
Long-term obligations	255,525	224,802
Deferred income taxes	11,361	12,888
Other long-term liabilities	1,784	1,784

Stockholder's deficit:
Common stock, $1 par value; 500,000 shares authorized; 252,000 shares issued and outstanding	252	252
Additional paid-in capital	15,450	15,450
Accumulated other comprehensive loss, net of tax of $696	(1,088)	(1,088)
Retained deficit	(37,058)	(33,292)
Total stockholder's deficit	(22,444)	(18,678)
Total liabilities and stockholder's deficit	$ 312,902	$ 280,486

The accompanying notes are an integral part of the consolidated financial statements.

MMI PRODUCTS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands)

(Unaudited)

	Fiscal Quarter Ended
	March 29, 2003	March 30, 2002

Net sales	$ 97,491	$ 115,910
Cost of sales	83,598	97,171
Gross profit	13,893	18,739
Selling, general and administrative expenses	13,406	12,179
Other (income) expense, net	726	(65)
Income (loss) before interest and income taxes	(239)	6,625
Interest expense	6,867	6,340
Income (loss) before income taxes	(7,106)	285
Provision (benefit) for income taxes	(3,340)	109
Net income (loss)	$ (3,766)	$ 176

The accompanying notes are an integral part of the consolidated financial statements.

MMI PRODUCTS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Fiscal Quarter Ended
	March 29, 2003	March 30, 2002

Net income (loss)	$ (3,766)	$ 176
Adjustments to reconcile net income (loss) to net cash (used in)
provided by operating activities:
Depreciation and amortization	3,009	2,854
Deferred income taxes	1,289	(310)
Other	(562)	367
Changes in operating assets and liabilities, net of acquisitions:
Increase in operating assets, net of liabilities	(1,280)	(2,994)
Due to MMHC	1,076	2,294
Other	18	248
Net cash (used in) provided by operating activities	(216)	2,635
Investing activities:
Capital expenditures	(2,077)	(1,031)
Deposits relating to new equipment	(829)	--
Acquisitions, net of cash acquired	(23,601)	--
Other	(37)	2
Net cash used in investing activities	(26,544)	(1,029)
Financing activities:
Proceeds from revolving credit facility, net	27,383	1,218
Debt costs	(51)	(135)
Payment of capital leases	(400)	(456)
Prepayment of interest	--	(2,496)
Net cash provided by (used in) financing activities	26,932	(1,869)
Net change in cash and cash equivalents	172	(263)
Cash and cash equivalents, beginning of period	3,198	2,767
Cash and cash equivalents, end of period	$ 3,370	$ 2,504

The accompanying notes are an integral part of the consolidated financial statements.

MMI PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Basis of Presentation

The consolidated financial statements include the accounts of MMI Products, Inc. and its wholly owned subsidiaries, Ivy Steel & Wire, Inc., MMI Management, Inc., and partnership interests in MMI Management Services L.P. (collectively, "the Company"). All significant intercompany balances and transactions have been eliminated. MMI Products, Inc. is a wholly owned subsidiary of Merchants Metals Holding Company ("MMHC"). The Company is a manufacturer and distributor of products used in the residential, commercial, infrastructure and residential construction industries within the United States. The manufactured products in each of the Company's product lines are produced primarily from the same raw material, steel rod. The Company's customers include contractors, fence wholesalers, industrial manufacturers, highway construction contractors and fabricators of reinforcing bar. The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States have been omitted. These financial statements should be read in conjunction with the Company's annual financial statements for the fiscal year ended December 28, 2002 included in the Form 10-K filed with the Securities and Exchange Commission on March 28, 2003.

In the opinion of management, the financial statements contain all adjustments, consisting only of normal recurring adjustments, considered necessary to present fairly the financial position of the Company as of March 29, 2003 and the results of its operations and its cash flows for the respective periods ended March 29, 2003 and March 30, 2002. Interim results for the three months ended March 29, 2003 are not necessarily indicative of results that may be expected for the fiscal year ending January 3, 2004.

2. Acquisitions

On December 30, 2002, the Company purchased all of the issued and outstanding shares of Structural Reinforcement Products, Inc., ("SRP") a Delaware corporation for approximately $14.3 million in cash plus annual payments over a five year period totaling $4.3 million, including $0.7 million of imputed interest. Additionally, $9.4 million of bank related debt and interest was repaid. Acquired income tax benefits of approximately $3.2 million substantially offset the $3.6 million present value of annual installment payments. The Company may be required to pay additional purchase consideration if the volume of product produced on certain of the acquired machines and the earnings of the acquired facility in fiscal years 2003 through 2010 exceed certain annual results established in the purchase agreement. When it is determined that additional purchase consideration has been earned and the additional consideration is distributable, the Company will record these additional amounts as additional costs of the acquisition. No additional purchase consideration is expected to be incurred in 2003. The acquisition of SRP provides the Company with significant improvements in the quality of production facilities which is consistent with management's overall plan to improve operating efficiencies and reduce costs. The acquisition has been accounted for using the purchase method of accounting.

The aggregate purchase price has been preliminarily allocated to the assets acquired and liabilities assumed based on the Company's current estimate of their fair values. The excess of the purchase price over the fair value of the net identifiable assets has been allocated to goodwill. None of the goodwill is expected to be tax deductible. SRP is a manufacturer of welded wire mesh in a state-of-the-art plant facility located in Hazleton, Pennsylvania. The results of operations of the acquired business are included in the Company's consolidated financial statements from the date of acquisition, December 30, 2002. On December 31, 2002, SRP changed its corporate name to Ivy Steel & Wire, Inc.

MMI PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The following represents the payment/liability components of the total purchase price of the net assets acquired:

(In thousands)
Payment for SRP common stock	$ 14,285
Payment of bank related debt	9,368
Acquisition costs	252
Cash payments	23,905
Present value of contracted installment payments	3,600
Purchase price	$ 27,505

The following represents the Company's current allocation of the purchase price:

(In thousands)
Operating working capital	$ 4,264
Property, plant and equipment	9,113
Deferred income tax asset, net	2,606
Goodwill	11,522
Net operating assets acquired	$ 27,505

3. Change in Accounting Estimate

During first quarter 2003, the Company changed its estimate of the amount of manufacturing and purchase price variances and vendor rebates that are included in the cost of inventory. First quarter 2003 cost of sales is $0.9 million less than the amount that would have resulted in applying the previous estimation approach. The company records the purchase of certain raw materials and the manufacture of certain finished goods utilizing a standard cost. Although such standard costs are periodically reviewed for reasonableness and adjusted to more closely reflect actual costs if necessary, variances from standards, both favorable and unfavorable, are generated. In addition, purchases of certain raw materials and finished products are subject to rebate arrangements with the suppliers. Thus, the invoice cost of a particular inventory item may ultimately be reduced by a rebate. In order to present inventory and related costs of goods sold in the Company's consolidated financial statements at the lower of cost or market, in accordance with Chapter 4 of Accounting Research Bulletin No. 43 "Restatement and Revision of Accounting Research Bulletins", the Company utilized a systematic method of allocating variances and rebates whereby variances and rebates expected for the full fiscal year were estimated and allocated to interim inventory balances and cost of goods sold based on expected full year inventory turnover statistics. Management believed this method resulted in a materially accurate allocation of actual costs between inventory and costs of goods sold as historical variances and rebates were relatively predictable, stable and low in magnitude. During 2002, a centralized purchasing department was formed. That new organization improved the benefits under existing vendor rebate programs and expanded the number of such programs. The increased significance of these amounts prompted management to review the allocation method utilized to determine interim inventory balances and costs of goods sold. Based on the expected impact of the increased rebate programs, management determined the level of variances and rebates generated might no longer be as stable and predictable as they had been in the past and felt it was more appropriate to change its estimate of allocating these items to include the actual variances and rebates generated (i.e., not the estimated amounts for the full fiscal year) during the respective interim periods and allocate such items based on the interim inventory turn statistics. For the full fiscal year, this change in estimation of variance and rebate allocation is not expected to have a material impact on the Company's financial position or results of operations.

In future quarters, the change in estimate is expected to generate cost of goods sold balances that are both higher and lower than the previous approach would have generated depending upon the particular quarter's favorable or unfavorable variances and their magnitude.

MMI PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

4. Revolving Credit Facility

On May 8, 2003, MMI entered into the second amendment to its revolving credit facility. One of the two incumbent senior lenders increased its participation and a new lender agreed to a $30 million participation. The total line of credit increased from $75 million with two participating lenders to $115 million with three participating lenders. The term of the agreement remains December 12, 2006. Borrowings under the credit facility are limited by a borrowing base computation. The maximum allowable borrowing is equal to the sum of 55% of both the eligible finished goods inventory and eligible raw materials inventory plus 85% of eligible accounts receivable. The amount borrowable against finished goods inventory and raw materials inventory is further limited to $70.0 million.

Borrowings under the credit facility bear interest, at the Company's option, at either (i) a base rate (as announced from time to time by Fleet National Bank) plus generally 0.25% or (ii) a Eurodollar base rate for an applicable Eurodollar interest period plus an adjustable margin, which ranges from 1.25% to 2.75% based on a ratio of total funded indebtedness to "Adjusted Earnings from Operations" (a defined term substantially the same as earnings before interest, taxes, depreciation and amortization "EBITDA"). The adjustable margin for certain ranges of the computed ratio has changed. Also, the 0.25% added to the bank's base rate may reduce to 0.125%, then zero as the ratio declines. Interest rate protection in the form of a "floating to fixed" rate hedging agreement must be secured by the end of the second quarter of 2003 for a minimum portion of the principal balance outstanding.

The credit facility contains customary representations, warranties and events of default and requires compliance with certain covenants, including, among other things, limitations on incurrence of indebtedness, imposition of liens on assets, capital expenditures, mergers and consolidations, disposition of assets, payment of dividends and other distributions, repayment or repurchase of subordinated indebtedness prior to maturity. The annual rent expense limitation has increased to $20.0 million and the allowable capital lease obligation limit has increased to $17 million. Bank approval is required for certain business acquisitions.

The process of amending the credit facility included a waiver of the existing fixed charge ratio covenant for the first quarter of 2003 and a modification of the required ratio for the second quarter. The adjustable margin added to the Eurodollar base rate is 3.00% until return to a 1.10 ratio is achieved.

5. Detail of Certain Balance Sheet Items

Inventories consist of the following:

	March 29, 2003 (Unaudited)	December 28, 2002
	(In thousands)
Raw materials	$ 18,068	$ 21,480
Work-in-process	652	235
Finished goods	64,725	55,380
	$ 83,445	$ 77,095

Property, plant, and equipment consist of the following:

	March 29, 2003 (Unaudited)	December 28, 2002
	(In thousands)
Land	$ 5,409	$ 4,915
Buildings and improvements	28,383	25,239
Machinery and equipment	96,701	89,814
Rental equipment	4,225	4,225
Less accumulated depreciation	60,096	57,897
Total property, plant, and equipment, net	$ 74,622	$ 66,296

MMI PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

5. Detail of Certain Balance Sheet Items (continued)

Deferred charges and other intangible assets consist of the following:

	March 29, 2003 (Unaudited)	December 28, 2002
	(In thousands)
Deferred Charges	$ 4,344	$ 4,554
Deposits on machinery and equipment	6,495	5,666
Assets held for sale	5,355	5,112
Intangible assets, net of accumulated amortization of $2,219 and $2,104	805	920
Total deferred charges and other assets, net	$ 16,999	$ 16,252

6. Segment Reporting

The Company has four operating units that are aggregated into two reportable segments; Fence and Concrete Construction Products. The Fence segment has two operating units that offer similar products and services. The Concrete Construction Products segment has two operating units that offer complimentary products and services within the concrete construction industry.

Summarized financial information concerning the reportable segments is shown in the following table. The Corporate column for earnings before interest and income taxes represents amortization of intangibles and nonrecurring items. Corporate general and administrative expenses are allocated to the segments based upon proportional net sales.

	Fiscal Quarter ended March 29, 2003
	Fence	Concrete Construction Products	Corporate	Total
	(In thousands)
External sales	$ 52,649	$ 44,842	$ --	$ 97,491

Earnings (loss) before interest and income taxes	$ (758)	$ 634	$ (115)	$ (239)
Interest expense	--	--	6,867	6,867
Income tax benefit	--	--	(3,340)	(3,340)
Net income (loss)	$ (758)	$ 634	$ (3,642)	$ (3,766)

Segment assets (1)	$ 121,867	$ 158,010	$ 33,025	$ 312,902
Capital expenditures	429	1,604	44	2,077
Depreciation and amortization	984	1,910	115	3,009

MMI PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

6. Segment Reporting (continued)

	Fiscal Quarter ended March 30, 2002
	Fence	Concrete Construction Products	Corporate	Total
	(In thousands)
External sales	$ 63,143	$ 52,767	$ --	$ 115,910

Earnings (loss) before interest and income taxes	$ 2,600	$ 4,138	$ (113)	$ 6,625
Interest expense	--	--	6,340	6,340
Income tax benefit	--	--	109	109
Net income (loss)	$ 2,600	$ 4,138	$ (6,562)	$ 176

Segment assets (1)	$ 126,188	$ 153,895	$ 15,617	$ 295,700
Capital expenditures	552	457	22	1,031
Depreciation and amortization	1,071	1,670	113	2,854

(1) Segment assets include accounts receivable, inventory, goodwill and property, plant and equipment. Corporate assets include all other components of total consolidated assets.

7. Fixed Asset Impairments and Restructuring Charges

Beginning in early fiscal 2002, management began the process of evaluating the Company's existing network of manufacturing plants and distribution locations, and re-engineering business processes within facilities. The initiative's primary focus is the more effective utilization of assets and reduction of excess capacity through consolidation and rationalization.

In connection with this initiative, management approved a restructuring plan that commenced during the fourth quarter of 2002. Management's plan included the closure of three manufacturing facilities (Baltimore, Maryland, Oregon, Ohio and Bartonville, Illinois), the shutdown of a production line at two different plants, and the closure of two distribution facilities. In connection with these activities, the Company recorded $0.8 million for severance payments associated with the termination of 149 employees, and $2.4 million related to other employee benefit costs and certain facility related costs, including remaining non-cancelable lease obligations, in third and fourth quarters of 2002.

MMI PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

7. Fixed Asset Impairments and Restructuring Charges, (continued)

An analysis of the payments associated with the restructuring expense provision as of March 29, 2003 is as follows (in thousands):

	Severance and Other Employee Related Costs	Facility Costs	Total
Balance at December 30, 2002	$ 915	$ 1,925	$ 2,840
Payments	(643)	(532)	(1,175)
Balance at March 29, 2003	$ 272	$ 1,393	$ 1,665

In conjunction with the facility closures, the Company recorded an impairment of fixed assets expense of $3.8 million in fiscal year 2002 for certain assets which have no future benefit to the Company. Additionally, certain assets were reclassified as "held-for-sale". Assets held for sale at March 29, 2003 are comprised of land and buildings (Baltimore, Maryland and Oregon, Ohio), and certain production equipment. These assets, totaling approximately $5.4 million, are included in other assets. These assets are recorded at amounts not in excess of what management currently expects to receive upon sale, less cost of disposal; however, the amounts the Company will ultimately realize are dependent on numerous factors, some of which are beyond management's ability to control, and could differ materially from the amounts currently recorded.

8. Commitments and Contingencies

At March 29, 2003, the Company was unconditionally obliged to purchase inventory amounting to $7.8 million. This obligation will be recorded by the Company upon the transfer of title.

The Company is involved in a number of legal actions arising in the ordinary course of business. The various asserted claims and litigation in which it is involved are judged to not materially affect financial position, future operating results or cash flows, although no assurance can be given with respect to the ultimate outcome of any such claim or litigation.

We have not authorized any dealer, salesperson or other person to provide you with any information or represent anything not contained in the prospectus. You must not rely on any unauthorized information. This prospectus does not constitute an offer to sell or buy any notes in any jurisdiction where it is unlawful. The information in this prospectus may only be accurate on the date of this prospectus.

_______________

TABLE OF CONTENTS

     Page

Summary 1

Risk Factors 4

Forward-Looking Statements 9

Where You Can Find More Information 10

Use of Proceeds 11

Capitalization 11

Selected Financial Data 12

Management's Discussion and Analysis of
Financial Condition and Results of

Operations 14

Business 25

Management 37

Security Ownership of Certain Beneficial

Owners and Management 40

Related Party Relationships and Transactions 43

Selling Noteholders 44

Description of the 111/4% Notes 45

Description of Indebtedness 74

Summary of Registration Rights of
Selling Noteholders 75

Material U.S. Federal Income Tax
Considerations 76

Plan of Distribution 81

Legal Matters 82

Experts 82

MMI Products, Inc. $15,600,000 111/4% Series B Senior Subordinated Notes due 2007 _______________ PROSPECTUS _______________

, 2003

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. Other Expenses of Issuance and Distribution.

The following table shows the costs and expenses to be incurred, other than any underwriting discounts and commissions, in connection with the offering described in this registration statement, all of which will be paid by the Company. All amounts are estimates, other than the SEC registration fee.

SEC registration fee $  3,560.40
Accounting fees and expenses     44,423.00
Legal fees and expenses    234,653.47
Printing and engraving expenses     29,395.30
Transfer Agent and registrar fees --
Miscellaneous expenses --
Total $ 312,032.17

ITEM 14. Indemnification of Directors and Officers.

The Company is incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law permits a corporation to indemnify any of its directors or officers who was or is a party, or is threatened to be made a party, to any third party proceeding by reason of the fact that such person is or was a director or officer of the corporation, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reason to believe that such person's conduct was unlawful. In a derivative action, i.e., one by or in the right of a corporation, the corporation is permitted to indemnify directors and officers against expenses (including attorneys' fees) actually and reasonably incurred by them in connection with the defense or settlement of an action or suit if they acted in good faith and in a manner that they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors or officers are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

Expenses, including attorneys' fees, incurred by any such person in defending any such action, suit or proceeding may be paid or reimbursed by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt by it of an undertaking of such person to repay such expenses if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation.

Delaware law does not permit a corporation to indemnify persons against judgments in actions brought by or in the right of the corporation unless the Delaware Court of Chancery approves the indemnification.

Article VIII of the Company's Restated Certificate of Incorporation (the "Restated Certificate") provides for the indemnification of directors, officers, employees and agents of the Company to the fullest extent permitted by the DGCL, as it currently exists or may hereafter be amended. In addition, the Restated Certificate provides that to the fullest extent permitted by the DGCL, as it currently exists or may hereafter be amended, no director of the Company will be liable to the Company or its stockholders for monetary damages arising from a breach of fiduciary duty owed to the Company.

The foregoing statements are subject to the detailed provisions of Section 145 of the DGCL and the Restated Certificate.

We have entered into indemnification agreements with our directors and executive officers pursuant to which we will indemnify these persons against expenses (including attorney's fees), judgments, fines and amounts paid in settlement incurred as a result of the fact that any of these persons in his or her capacity as a director or officer, is made or threatened to be made a party to any suit or proceeding. These persons will be indemnified to the fullest extent now or hereafter permitted by the General Corporation Law of the State of Delaware.

The indemnification agreements also provide for the advancement of expenses to such directors and officers in connection with any such suit or proceeding.

The Company holds a directors' and officers' liability insurance policy that insures the directors and corporate and business unit officers of the Company and its subsidiaries against certain liabilities they may incur in the performance of their duties, and the Company against any obligation to indemnify such individuals against such liabilities.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or person controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

ITEM 15. Recent Sales of Unregistered Securities.

On July 6, 2001, the Company issued $50,000,000 aggregate principal amount of its 13% Series A Senior Subordinated Notes due 2007 in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Section 4(2) of the Securities Act. On March 6, 2002, the Company issued $38.7 million aggregate principal amount of its 111/4% Series B Senior Subordinated Notes due 2007 plus a cash payment in exchange for an equal aggregate principal amount of its then outstanding 13% Series Senior Subordinated Notes due 2007 in a transaction exempt from the registration requirements of the Securities Act pursuant to Section 4(2) and Section 3(a)(9) of the Securities Act.

ITEM 16. Exhibits and Financial Statement Schedules.

(a) Exhibits:

Exhibit No. Description

3.1 Restated Certificate of Incorporation of MMI Products, Inc.

3.2 Amended and Restated By-laws of MMI Products, Inc.

4.1 Indenture dated as of April 16, 1997 between MMI Products, Inc. and U.S. Trust Company of Texas, N.A.

4.2 First Amendment to Indenture dated as of February 12, 1999 between MMI Products, Inc. and U.S. Trust Company of Texas, N.A.

4.3 Indenture dated as of July 6, 2001 between MMI Products, Inc. and U.S. Trust Company of Texas, N.A.

5 Opinion of Weil, Gotshal & Manges LLP

10.1 Registration Rights Agreement dated as of April 16, 1997 between MMI Products, Inc. and Bear, Stearns & Co. Inc.

10.2 Registration Rights Agreement dated as of February 12, 1999 between MMI Products, Inc. and Bear, Stearns & Co. Inc.

10.3 Exchange and Registration Rights Agreement dated as of July 6, 2001 between MMI Products, Inc. and Bear, Stearns & Co. Inc.

10.4 Second Amended and Restated Loan and Security Agreement dated as of October 30, 2001 among MMI Products, Inc., MMI Management Services LP, MMI Management, Inc., Fleet Capital Corporation ("Fleet"), and Transamerica Business Credit Corporation ("Transamerica").

10.5 First Amendment to the Second Amended and Restated Loan and Security Agreement dated as of December 20, 2002 among MMI Products, Inc., Fleet and Transamerica.

10.6 Second Amended and Restated Loan and Security Agreement dated as of May 8, 2003 among MMI Products, Inc., MMI Management Services LP, MMI Management, Inc., Ivy Steel & Wire, Inc., Fleet Capital Corporation ("Fleet"), Transamerica Business Credit Corporation ("Transamerica"), and The CIT Group/Business Credit, Inc. ("CIT").

10.7 Employment Agreement dated as of January 1, 2001, by and among MMI Products Inc., MMI Management Services L.P. and Julius S. Burns.

10.8 Employment Agreement dated as of October 16, 2000, by and among MMI Products Inc., MMI Management Services L.P. and Ronald R. Ross.

10.9 Severance Agreement dated as of July 31, 2002, by and among MMI Products, Inc., MMI Management Services L.P. and John M. Piecuch.

10.10 Amendment to the MMI Products, Inc. Pension Plan.

10.11 Amendment No. 4 to the MMI Products, Inc. Pension Plan.

10.12 The MMI Products, Inc. 401(k) Savings Plan, as amended.

10.13 Amended and Restated Indemnification Agreement dated as of March 31, 2001 among MMI Products, Inc., Merchants Metals Holding Company and Julius S. Burns.

10.14 Amended and Restated Indemnification Agreement dated as of March 31, 2001 among MMI Products, Inc., Merchants Metals Holding Company and Carl L. Blonkvist.

10.15 Amended and Restated Indemnification Agreement dated as of March 31, 2001 among MMI Products, Inc., Merchants Metals Holding Company and Thomas F. McWilliams.

10.16 Amended and Restated Indemnification Agreement dated as of March 31, 2001 among MMI Products, Inc., Merchants Metals Holding Company and James M. McCall.

10.17 Amended and Restated Indemnification Agreement dated as of March 31, 2001 among MMI Products, Inc., Merchants Metals Holding Company and Davy J. Wilkes.

10.18 Amended and Restated Indemnification Agreement dated as of March 31, 2001 among MMI Products, Inc., Merchants Metals Holding Company and Robert N. Tenczar.

10.19 Indemnification Agreement dated as of March 31, 2001 among MMI Products, Inc., Merchants Metals Holding Company, and Stuyvesant P. Comfort.

10.20 Indemnification Agreement dated as of March 31, 2001 among MMI Products, Inc., Merchants Metals Holding Company, and Gary A. Konke.

10.21 Indemnification Agreement dated as of March 31, 2001 among MMI Products, Inc., Merchants Metals Holding Company, and Ronald R. Ross.

10.22 Indemnification Agreement dated as of December 17, 2001 among MMI Products, Inc., Merchants Metals Holding Company, and John M. Piecuch.

10.23 Purchase Agreement dated as of April 11, 1997 between MMI Products, Inc. and Bear, Stearns & Co. Inc.

10.24 Purchase Agreement dated as of June 28, 2001 between MMI Products, Inc. and Bear, Stearns & Co. Inc.

10.25 Stock Repurchase Agreement dated as of November 12, 1999 between Merchants Metals Holding Company and Julius S. Burns.

10.26 Amendment No. 1 to Stock Repurchase Agreement (November 12, 1999) dated as of January 1, 2001 between Merchants Metals Holding Company and Julius S. Burns.

10.27 Stock Repurchase Agreement dated as of November 12, 1999 between Merchants Metals Holding Company and Robert N. Tenczar.

10.28 Stock Repurchase Agreement dated as of November 12, 1999 between Merchants Metals Holding Company and James M. McCall.

10.29 Stock Repurchase Agreement dated as of November 12, 1999 between Merchants Metals Holding Company and Davy J. Wilkes.

10.30 Stock Repurchase Agreement dated as of November 12, 1999 between Merchants Metals Holding Company and Carl L. Blonkvist.

10.31 Stock Repurchase Agreement dated as of April 28, 2000 between Merchants Metals Holding Company and Julius S. Burns.

10.32 Amendment No. 1 to Stock Repurchase Agreement (April 28, 2000) dated as of January 1, 2001 between Merchants Metals Holding Company and Julius S. Burns.

10.33 Stock Repurchase Agreement dated as of April 28, 2000 between Merchants Metals Holding Company and James M. McCall.

10.34 Stock Repurchase Agreement dated as of April 28, 2000 between Merchants Metals Holding Company and Robert N. Tenczar.

10.35 Stock Purchase Agreement by and among Security Fence Supply Co., Inc., Henry F. Long, Jr. and Henry F. Long, III, dated as of October 6, 1998.

10.36 Asset Purchase Agreement by and between MMI Products, Inc. and National Wholesale Fence, dated as of June 7, 1999.

10.37 Stock Purchase Agreement among MMI Products, Inc., Hallett Wire Products Co., J. Wells McGiffert and other sellers signatory thereto.

10.38 Purchase Agreement dated as of February 9, 1999 among MMI Products, Inc. and Bear, Stearns & Co. Inc.

10.39 Stock Purchase Agreement by and between MMI Products, Inc., Structural Reinforcement Products, Inc., and Quilni BV, dated as of December 27, 2002.

10.40 Separation Agreement dated as of April 16, 2001 between Ronald R. Ross and MMI Products, Inc.

12 Fixed charge ratio

21 Subsidiaries

23.1 Consent of Weil, Gotshal & Manges LLP

23.2 Consent of Ernst & Young LLP

24 Power of Attorney.

99.1 Collective Bargaining Agreement between Merchants Metals, Inc. and Shopmen's Local Union No. 509 of the International Association of Bridge, Structural, Ornamental & Reinforcing Iron Workers dated August 1, 2001.

(b) Financial Statement Schedule:

Schedule II - Valuation and Qualifying Accounts

Other schedules are omitted because of the absence of conditions under which they are required or because the required information is given in the financial statements or notes thereto.

ITEM 17. Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that the claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on April 24, 2003.

MMI PRODUCTS, INC.

By: /s/ Robert N. Tenczar
Robert N. Tenczar
Vice President and Chief Financial Officer

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

Signature	Title	Date
/s/ John M. Piecuch John M. Piecuch	President, Chief Executive Officer and Director (principal executive officer)	July 3, 2003
/s/ Robert N. Tenczar Robert N. Tenczar	Vice President and Chief Financial Officer (principal financial and accounting officer)	July 3, 2003
* Julius S. Burns	Chairman of the Board of Directors	July 3, 2003
* Thomas F. McWilliams	Director	July 3, 2003
* Carl L. Blonkvist	Director	July 3, 2003
*/s/ Robert N. Tenczar Robert N. Tenczar	Attorney-in-fact	July 3, 2003

Schedule II

MMI Products, Inc.

Valuation and Qualifying Accounts

(In thousands)

	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Balance at End of Period
Fiscal Year Ended December 28, 2002: Allowance for Doubtful Accounts Reserve for damaged and slow- moving inventory	$ 1,813 1,147	$ 941 1,502	$ 1,304 721	$ 1,450 1,928

Fiscal Year Ended December 29, 2001: Allowance for Doubtful Accounts Reserve for damaged and slow- moving inventory	$ 1,164 395	$ 1,590 752	$ 941(a) --	$ 1,813 1,147

Fiscal Year Ended December 30, 2000: Allowance for Doubtful Accounts Reserve for damaged and slow- moving inventory	$ 2,667 789	$ 1,293 (394)(b)	$ 2,796(a) --	$ 1,164 395

(a) Uncollectible accounts written off, net of recoveries.

(b) Reversal of reserves due to changes in estimates

EXHIBIT INDEX

Exhibit No. Description

3.1 Restated Certificate of Incorporation of MMI Products, Inc. (1)

3.2 Amended and Restated By-laws of MMI Products, Inc. (1)

4.1 Indenture dated as of April 16, 1997 between MMI Products, Inc. and U.S. Trust Company of Texas, N.A. (1)

4.2 First Amendment to Indenture dated as of February 12, 1999 between MMI Products, Inc. and U.S. Trust Company of Texas, N.A. (13)

4.3 Indenture dated as of July 6, 2001 between MMI Products, Inc. and U.S. Trust Company of Texas, N.A. (11)

5 Opinion of Weil, Gotshal & Manges LLP (4)

10.1 Registration Rights Agreement dated as of April 16, 1997 between MMI Products, Inc. and Bear, Stearns & Co. Inc. (1)

10.2 Registration Rights Agreement dated as of February 12, 1999 between MMI Products, Inc. and Bear, Stearns & Co. Inc. (6)

10.3 Exchange and Registration Rights Agreement dated as of July 6, 2001 between MMI Products, Inc. and Bear, Stearns & Co. Inc. (11)

10.4 Second Amended and Restated Loan and Security Agreement dated as of October 30, 2001 among MMI Products, Inc., MMI Management Services LP, MMI Management, Inc., Fleet Capital Corporation ("Fleet"), and Transamerica Business Credit Corporation ("Transamerica"). (12)

10.5 First Amendment to the Second Amended and Restated Loan and Security Agreement dated as of December 20, 2002 among MMI Products, Inc., Fleet and Transamerica. (15)

10.6 Second Amended and Restated Loan and Security Agreement dated as of May 8, 2003 among MMI Products, Inc., MMI Management Services LP, MMI Management, Inc., Ivy Steel & Wire, Inc., Fleet Capital Corporation ("Fleet"), Transamerica Business Credit Corporation ("Transamerica"), and The CIT Group/Business Credit, Inc. ("CIT"). (16)

10.7 Employment Agreement dated as of January 1, 2001, by and among MMI Products Inc., MMI Management Services L.P. and Julius S. Burns. (8)

10.8 Employment Agreement dated as of October 13, 2000, by and among MMI Products Inc., MMI Management Services L.P. and Ronald R. Ross. (8)

10.9 Severance Agreement dated as of July 31, 2002, by and among MMI Products, Inc., MMI Management Services L.P. and John M. Piecuch. (14)

10.10 Amendment to the MMI Products, Inc. Pension Plan. (7)

10.11 Amendment No. 4 to the MMI Products, Inc. Pension Plan. (6)

10.12 The MMI Products, Inc. 401(k) Savings Plan, as amended. (1)

10.13 Amended and Restated Indemnification Agreement dated as of March 31, 2001 among MMI Products, Inc., Merchants Metals Holding Company and Julius S. Burns. (10)

10.14 Amended and Restated Indemnification Agreement dated as of March 31, 2001 among MMI Products, Inc., Merchants Metals Holding Company and Carl L. Blonkvist. (10)

10.15 Amended and Restated Indemnification Agreement dated as of March 31, 2001 among MMI Products, Inc., Merchants Metals Holding Company and Thomas F. McWilliams. (10)

10.16 Amended and Restated Indemnification Agreement dated as of March 31, 2001 among MMI Products, Inc., Merchants Metals Holding Company and James M. McCall. (10)

10.17 Amended and Restated Indemnification Agreement dated as of March 31, 2001 among MMI Products, Inc., Merchants Metals Holding Company and Davy J. Wilkes. (10)

10.18 Amended and Restated Indemnification Agreement dated as of March 31, 2001 among MMI Products, Inc., Merchants Metals Holding Company and Robert N. Tenczar. (10)

10.19 Indemnification Agreement dated as of March 31, 2001 among MMI Products, Inc., Merchants Metals Holding Company, and Stuyvesant P. Comfort. (10)

10.20 Indemnification Agreement dated as of March 31, 2001 among MMI Products, Inc., Merchants Metals Holding Company, and Gary A. Konke. (10)

10.21 Indemnification Agreement dated as of March 31, 2001 among MMI Products, Inc., Merchants Metals Holding Company, and Ronald R. Ross. (10)

10.22 Indemnification Agreement dated as of December 17, 2001 among MMI Products, Inc., Merchants Metals Holding Company, and John M. Piecuch. (15)

10.23 Purchase Agreement dated as of April 11, 1997 between MMI Products, Inc. and Bear, Stearns & Co. Inc. (1)

10.24 Purchase Agreement dated as of June 28, 2001 between MMI Products, Inc. and Bear, Stearns & Co. Inc. (11)

10.25 Stock Repurchase Agreement dated as of November 12, 1999 between Merchants Metals Holding Company and Julius S. Burns. (7)

10.26 Amendment No. 1 to Stock Repurchase Agreement (November 12, 1999) dated as of January 1, 2001 between Merchants Metals Holding Company and Julius S. Burns. (8)

10.27 Stock Repurchase Agreement dated as of November 12, 1999 between Merchants Metals Holding Company and Robert N. Tenczar. (7)

10.28 Stock Repurchase Agreement dated as of November 12, 1999 between Merchants Metals Holding Company and James M. McCall. (7)

10.29 Stock Repurchase Agreement dated as of November 12, 1999 between Merchants Metals Holding Company and Davy J. Wilkes. (7)

10.30 Stock Repurchase Agreement dated as of November 12, 1999 between Merchants Metals Holding Company and Carl L. Blonkvist. (7)

10.31 Stock Repurchase Agreement dated as of April 28, 2000 between Merchants Metals Holding Company and Julius S. Burns. (8)

10.32 Amendment No. 1 to Stock Repurchase Agreement (April 28, 2000) dated as of January 1, 2001 between Merchants Metals Holding Company and Julius S. Burns. (8)

10.33 Stock Repurchase Agreement dated as of April 28, 2000 between Merchants Metals Holding Company and James M. McCall. (8)

10.34 Stock Repurchase Agreement dated as of April 28, 2000 between Merchants Metals Holding Company and Robert N. Tenczar. (8)

10.35 Stock Purchase Agreement by and among Security Fence Supply Co., Inc., Henry F. Long, Jr. and Henry F. Long, III, dated as of October 6, 1998. (8)

10.36 Asset Purchase Agreement by and between MMI Products, Inc. and National Wholesale Fence, dated as of June 7, 1999. (7)

10.37 Stock Purchase Agreement among MMI Products, Inc., Hallett Wire Products Co., J. Wells McGiffert and other sellers signatory thereto. (13)

10.38 Purchase Agreement dated as of February 9, 1999 among MMI Products, Inc. and Bear, Stearns & Co. Inc. (6)

10.39 Stock Purchase Agreement by and between MMI Products, Inc., Structural Reinforcement Products, Inc., and Quilni BV, dated as of December 27, 2002. (15)

10.40 Separation Agreement dated as of April 16, 2001 between Ronald R. Ross and MMI Products, Inc. (3)

12 Computation of Ratio of Earnings to Fixed Charges. (4)

21 Subsidiaries (15)

23.1 Consent of Weil, Gotshal & Manges LLP (Included in Exhibit 5). (4)

23.2 Consent of Ernst & Young LLP (17)

24 Power of Attorney. (4) Included on the signature page thereto.

99.1 Collective Bargaining Agreement between Merchants Metals, Inc. and Shopmen's Local Union No. 509 of the International Association of Bridge, Structural, Ornamental & Reinforcing Iron Workers dated August 1, 2001. (13)
      Incorporated by reference to the Exhibits filed with MMI Products, Inc.'s Registration Statement on Form S-4 (Registration No. 333-29141)
      Incorporated by reference to the Exhibits filed with MMI Products, Inc.'s Registration Statement on Form S-4 (Registration No. 333-76971)
      Incorporated by reference to the Exhibits filed with MMI Products, Inc.'s Registration Statement on Form S-4 (Registration No. 333-68254)
      Incorporated by reference to the Exhibits filed with MMI Products, Inc.'s Registration Statement on Form S-1 (Registration No. 333-84928).
      Incorporated by reference to the Exhibits filed with MMI Products, Inc.'s Form 10-K for 1997.
      Incorporated by reference to the Exhibits filed with MMI Products, Inc.'s Form 10-K for 1998.
      Incorporated by reference to the Exhibits filed with MMI Products, Inc.'s Form 10-K for 1999.
      Incorporated by reference to the Exhibits filed with MMI Products, Inc.'s Form 10-K for 2000.
      Incorporated by reference to the Exhibits filed with MMI Products, Inc.'s Form 10-Q for the quarter ended April 1, 2000.
      Incorporated by reference to the Exhibits filed with MMI Products, Inc.'s Form 10-Q/A for the quarter ended March 31, 2001.
      Incorporated by reference to the Exhibits filed with MMI Products, Inc.'s Form 10-Q for the quarter ended June 30, 2001.
      Incorporated by reference to the Exhibits filed with MMI Products, Inc.'s Form 10-Q for the quarter ended September 29, 2001.
      Incorporated by reference to the Exhibits filed with MMI Products, Inc.'s Form 10-K for 2001.
      Incorporated by reference to the Exhibits filed with MMI Products, Inc.'s Form 10-Q for the quarter ended June 29, 2002.
      Incorporated by reference to the Exhibits filed with MMI Products, Inc.'s Form 10-K for 2002.
      Incorporated by reference to the Exhibits filed with MMI Products, Inc.'s Form 10-Q for the quarter ended March 29, 2003.
      Filed herewith.